



AMERICAN SOFTWARE®

annual report 2007

FINANCIAL HIGHLIGHTS



$80,000
$60,000
$40,000
$64,544
$76,630
$84,367
FY 2005
FY 2006
FY 2007
TOTAL REVENUES
(in thousands)



$10,000
$8,000
$6,000
$4,000
$2,000
$0
$2,547
$6,008
$10,029
FY 2005
FY 2006
FY 2007
OPERATING INCOME
(in thousands)



$0.30
$0.20
$0.10
$0
$0.13
$0.20
$0.33
FY 2005
FY 2006
FY 2007
DILUTED EARNINGS PER COMMON SHARE



$60,000
$50,000
$40,000
$48,205
$55,048
$63,351
FY 2005
FY 2006
FY 2007
WORKING CAPITAL
(in thousands)



Dear Fellow Shareholders:

I am pleased to report that fiscal year 2007 was very successful. The Company increased operating earnings 67% and net earnings by 65%. Total revenues for the year were up by 10%. We are proud of the fact that we have now reported 25 consecutive profitable quarters.

The outstanding year was primarily a result of the phenomenal success of Logility's two-brand strategy. These brands, Logility Voyager Solutions™ and Demand Solutions®, enable us to provide solutions across the entire spectrum of corporations, ranging from Fortune 100 enterprises to very small companies. With this approach, Logility license fees increased 17%. The demand for Logility's products and services is being driven by the combination of a strong economy and the continued globalization of the supply chain. Companies are increasingly investing in supply chain solutions as a means to combat the challenges of offshore sourcing and to address pressures to increase fill rates, shorten replenishment times and reduce costs. As a leading best-of-breed solutions provider in the supply chain category, we are well positioned to capitalize on these trends and spur our future growth.

During the year, we entered into agreements with 121 new customers and served companies in more than 70 countries. As companies throughout the world encounter pressure to improve their global supply chains, our global presence and portfolio of solutions enable them to more effectively plan and execute their strategic visions. Our deep domain expertise provides recognized value to the supply chain marketplace, which we expect to continue to grow.

We ended the year in a strong financial position that provides a solid foundation for continued success. Our balance sheet reflects cash and investments of more than $72,700,000 and no debt. This was after payments of more than $7,400,000 in dividends to American Software shareholders, and the absorption of costs and fees associated with the ongoing compliance with Sarbanes-Oxley regulations.

As we go forward, we are confident that we have the right products, the right focus and the right people to take advantage of future growth opportunities.

We extend our appreciation to the over 1,500 customers, 10,000 shareholders and 300 employees who sustain our progress and enable our success.

Sincerely,

James C. Edenfield

James C. Edenfield

President and Chief Executive Officer

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended April 30, 2007

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission File Number 0-12456

AMERICAN SOFTWARE, INC.
(Exact name of registrant as specified in its charter)

Georgia (State or other jurisdiction of incorporation or organization)	**58-1098795** (IRS Employer Identification No.)
470 East Paces Ferry Road, N.E. Atlanta, Georgia (Address of principal executive offices)	**30305** (Zip Code)

Registrant's telephone number, including area code (404) 261-4381

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
None	None

Securities registered pursuant to Section 12(g) of the Act:

Class A Common Shares, $.10 Par Value
(Title of class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of the registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer as defined in Exchange Act Rule 12b-2 (check one).

Large accelerated filer ☐ Accelerated filer ☒ Non-accelerated filer ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

At October 31, 2006, the last business day of the registrant's most recently completed second fiscal quarter, 21,346,424 Class A Common Shares and 3,239,694 Class B Common Shares of the registrant were outstanding. The aggregate market value (based upon the closing price of Class A Common Shares as quoted on the NASDAQ National Market System at October 31, 2006) of the Class A shares held by non-affiliates on that date was approximately $152.2 million. At July 13, 2007, 22,423,048 Class A Common Shares and 2,978,824 Class B Common Shares of the registrant were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE; LOCATION IN FORM 10-K

Portions of the Company's Proxy Statement for its 2007 Annual Meeting of Stockholders are incorporated by reference into Part III.

American Software Inc.
ANNUAL REPORT ON FORM 10-K
For the Fiscal Year Ended April 30, 2007

TABLE OF CONTENTS

PART 1

ITEM 1. BUSINESS

Special Cautionary Notice Regarding Forward-Looking Statements

We believe that it is important to communicate our future expectations to our stockholders and to the public. This report contains forward-looking statements, including, in particular, statements about our goals, plans, objectives, beliefs, expectations and prospects, under the headings "Item 1. Business" and "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations" in this report. You can identify these statements by forward-looking words such as "anticipate," "intend," "plan," "continue," "could," "grow," "may," "potential," "predict," "strive," "will," "seek," "estimate," "believe," "expect," and similar expressions that convey uncertainty of future events or outcomes. Any forward-looking statements herein are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include statements concerning future:

- *results of operations;*
- *liquidity, cash flow and capital expenditures;*
- *demand for and pricing of our products and services;*
- *viability and effectiveness of strategic alliances;*
- *industry conditions and market conditions;*
- *acquisition activities and the effect of completed acquisitions; and*
- *general economic conditions.*

Although we believe that the goals, plans, expectations, and prospects reflected by our forward-looking statements are reasonable in view of the information currently available to us, those statements are not guarantees of performance. There are many factors that could cause our actual results to differ materially from those anticipated by forward-looking statements made herein. These factors include but are not limited to, continuing economic uncertainty, the timing and degree of business recovery, unpredictability and the irregular pattern of future revenues, competitive pressures, delays and other risks associated with new product development, undetected software errors, and risks associated with market acceptance of our products, the challenges and risks associated with integration of acquired product line and companies, and services; as well as a number of other risk factors that could affect our future performance. Factors that could cause or contribute to such differences include, but are not limited to, those we discuss under the section captioned "Risk Factors" in Item 1A. of this Form 10-K as well as the cautionary statements and other factors that we discuss in other sections of this Form 10-K.

Company Overview

American Software, Inc. ("American Software" or the "Company") was incorporated as a Georgia corporation in 1970. We develop, market and support a portfolio of software and services that deliver enterprise management and collaborative supply chain solutions to the global marketplace. Our software and services are designed to bring business value to enterprises by supporting their operations over intranets, extranets, client/ servers or the Internet. References to "the Company," "our products," "our software," "our services" and similar references include the appropriate business unit actually providing the product or service.

We provide our software solutions through three major business segments, which are further broken down into a total of four major product and service groups. The three business segments are (1) Supply Chain Management (SCM), (2) Enterprise Resource Planning (ERP), and (3) Information Technology ("IT") Consulting. The Supply Chain Management (SCM) segment consists of Logility, Inc., an 88% owned (as of the date of this filing) subsidiary which provides collaborative supply chain solutions to streamline and optimize the forecasting, production, distribution and management of products between trading partners. The ERP segment consists of (i) American Software ERP, which provides purchasing and materials management, customer order processing, financial, e-commerce, Flow Manufacturing and traditional manufacturing solutions, and (ii) New Generation Computing (NGC), which provides industry-specific business software to both retailers and manufacturers in the Apparel, Sewn Products and Furniture industries. The IT Consulting segment consists of The Proven Method, an IT staffing and consulting services firm. We also provide support for our software products, such as software enhancements, documentation, updates, customer education, consulting, systems integration services, and maintenance.

On September 30, 2004, Logility acquired certain assets and the distribution channel of privately-held Demand Management, Inc. (DMI), a St. Louis-based provider of supply chain planning systems marketed under the Demand Solutions® brand. The acquisition provided more than 800 active customers which expanded Logility's customer base, which now includes approximately 1,150 companies, located in 70 countries and gives Logility what we believe is the largest installed base of supply chain planning customers among application software vendors. Logility markets and sell the *Demand Solutions* product line through Demand Management's global value-added reseller distribution network. Logility offers the *Logility Voyager Solutions*™ suite to its target market of upper-midsize to Fortune 1000 companies with distribution-intensive supply chains.

We derive revenues primarily from three sources: software licenses, services, and maintenance. We generally determine software license fees based on the number of modules, servers, users and/or sites licensed. Services and other revenues consist primarily of fees from software implementation, training, and consulting services. We bill primarily under time and materials arrangements and recognize revenues as we perform services. Maintenance agreements typically are for a one to three-year term, usually commencing the time of the initial product license. We generally bill maintenance fees annually in advance under agreements with terms of one to three years, and then recognize the resulting revenues ratably over the term of the maintenance agreement. Deferred revenues represent advance payments or billings for software licenses, services and maintenance billed in advance of the time we recognize the related revenues.

Our cost of revenues for licenses includes amortization of capitalized computer software development costs, salaries and benefits and value added reseller (VAR) commissions. Costs for maintenance and services revenues include the cost of personnel to conduct implementations, customer support and consulting, and other personnel-related expenses as well as agent commission expenses related to maintenance revenues generated by the indirect channel.

Our selling expenses generally include the salary and commissions we pay to our direct sales professionals, along with marketing, promotional, travel and associated costs. Our general and administrative expenses generally include the salary and benefits we pay to executive, corporate and support personnel, as well as office rent, utilities, communications expenses, and various professional fees.

Industry Background

In response to increasing global competition, companies are continually seeking new ways to enhance the productivity of their operations. Computer software applications can be an effective tool for companies to re-engineer and streamline their core business processes. ERP applications help companies reduce employee headcount and increase employee utilization through recording, consolidating, and reporting the large quantities of transactional data that are generated through daily operations. Core ERP applications include automation of financials, human resources, and manufacturing functions. Included in the manufacturing function are supply chain applications that assist companies in managing relationships with external trading partners such as customers, suppliers, manufacturers, distributors, and retailers.

Companies that effectively communicate, collaborate and integrate with their trading partners within the extended enterprise or supply chain can realize significant competitive advantages in the form of lower costs, improved customer service, and increased revenue. Supply chain management refers to the process of managing the complex network of relationships that organizations maintain with external trading partners to forecast demand, source, manufacture and deliver goods and services to the end consumer. Supply chain management involves both the activities related to supplying products or services (source, make, move, buy, store, and deliver) as well as the sales and marketing activities that impact the demand for goods and services, such as new product introductions, promotions, pricing and forecasting.

Today, several market trends are driving organizations to expand collaboration with trading partners along the supply chain. A general shift in market power has forced manufacturers and distributors to become more responsive to retailers and consumers, which has increased the demand for improved planning capabilities. At the same time, global economic conditions and competitive pressures are forcing manufacturers to reduce costs, decrease order cycle times and improve operating efficiencies. As a result, manufacturers, distributors and retailers are increasingly under pressure to better manage the supply chain as they seek to improve manufacturing efficiency and logistics operations while maintaining flexibility and responsiveness to changing market conditions and specific customer demands. These pressures are compounded by the increasing globalization and complexity of the interactions among suppliers, manufacturers, distributors, retailers and consumers.

The growth and rapid adoption of the Internet has enhanced the ability of organizations to integrate their business processes through collaborative planning to synchronize internal assets and production with external demand and supplier capabilities. Global Internet technology adoption and supply chain strategies are converging to create a competitive advantage by reducing the cost of goods sold, improving customer service, building global brands and increasing global supply chain visibility as companies move product to market quicker. Our customers' goal is to cost effectively provide the right product in the right place at the right time at a competitive price.

Where appropriate, our software solutions to leverage the Internet to expand the potential user community and streamline collaboration among the various trading partners in the supply chain. The supply chain planning process focuses on demand forecasting, inventory simulation, global sourcing, distribution, transportation and manufacturing planning and scheduling. Planning software is designed to increase revenues, improve forecast accuracy, optimize production scheduling, streamline global sourcing, reduce inventory costs, decrease order cycle times, reduce transportation costs, and improve customer service.

The supply chain execution function addresses procuring, manufacturing, warehousing, order fulfillment and distributing products throughout the supply chain. Within the supply chain execution function, organizations are increasing their focus on the effective management of warehouse and transportation operations and the need for integration with planning systems and other enterprise applications, in order to increase the efficient and effective fulfillment of customer orders in both the business-to-business and the business-to-consumer sectors.

In a report entitled *"Increase Profitability by Mastering Demand" (April 22, 2004)*, a leading information technology analyst firm, AMR Research, stated that "increased demand visibility is achieved across the supply chain through increased collaboration with supply chain partners. With that better visibility comes perfect order performance. Inter-enterprise collaboration, a byproduct of the Demand-Driven Supply Network (DDSN), is vital to success in mastering demand in this new business context. With better demand forecast accuracy, companies average 15% lower inventories, 17% stronger perfect order fulfillment, and 35% shorter cash-to-cash cycle times."

In order to effectively manage and coordinate supply chain activities, companies require supply chain planning, global sourcing, supply chain execution, and supply chain event management software that provides for integrated communication, optimization and collaboration among the various constituents throughout the supply chain network. This enhanced collaboration synchronizes production plans with demand forecasts, thereby minimizing bottlenecks that lead to production delays, excess inventory and distribution network problems.

In addition, companies seek integrated planning and supply chain execution systems that further optimize the flow of products to their customers through enhanced transportation and warehouse management capabilities. Organizations are also demanding solutions that are modular and scaleable to fit the changing needs of the organization and offer rapid deployment and time-to-benefit and distribution network problems.

Business Segments

Segment 1—Supply Chain Management—Logility, Inc.

Our majority-owned subsidiary, Logility, Inc., provides Supply Chain Management, an integrated set of supply chain planning and supply chain execution solutions. We own approximately 88% (as of the date of this filing) of the common stock of Logility and the remaining 12% is publicly held (NASDAQ: LGTY).

Logility, Inc. ("Logility" or the "Company") was incorporated as a Georgia corporation in 1996. Logility provides supply chain management (SCM) solutions to streamline and optimize the market planning, management, production, and distribution of products for manufacturers, suppliers, distributors, and retailers. The supply chain refers to the complex network of business relationships with trading partners (customers, suppliers and carriers) used to forecast, source, manufacture, store, and deliver products and services to multiple locations and customers by various modes of transportation. Supply chain operations include forecasting, demand management, supply planning, sourcing, manufacturing, logistics, warehouse management, and transportation operations both within an enterprise as well as with other business-to-business collaborative processes between customers, suppliers and carriers. Logility's solutions enable enterprises to increase their market visibility to build competitive advantages and increase profitability by reducing costs, increasing revenues, improving operational efficiencies and collaborating with suppliers and customers to more effectively respond to dynamic market conditions.

On September 30, 2004, Logility acquired certain assets and the distribution channel of privately-held Demand Management, Inc., a St. Louis-based provider of supply chain planning systems marketed under the *Demand Solutions®* brand. The acquisition provided more than 800 active customers in the growing small and midsize business (SMB) market, which brought the Logility customer base to approximately 1,150 companies, located in 70 countries and gives Logility what is believed to be the largest installed base of supply chain planning customers among application software vendors. Logility markets and sells the *Demand Solutions* product line to the SMB market through Demand Management's global value-added reseller distribution network. Logility also offers the *Logility Voyager Solutions™* suite to its target market of upper-midsize to Fortune 1000 companies with distribution-intensive supply chains.

We derive revenues primarily from three sources: software licenses, services, and maintenance. We generally determine software license fees based on the number of modules, servers, users and/or sites licensed. Services and other revenues consist primarily of fees from software implementation, training, and consulting services. We bill primarily under time and materials arrangements and recognize revenues as we perform services. Maintenance agreements typically are for a one to three-year term, usually commencing the time of the initial product license. We generally bill maintenance fees annually in advance under agreements with terms of one to three years, and then recognize the resulting revenues ratably over the term of the maintenance agreement. Deferred revenues represent advance payments or billings for software licenses, services and maintenance billed in advance of the time we recognize the related revenues.

Our cost of revenues for licenses includes amortization of capitalized computer software development costs, salaries and benefits and value added reseller (VAR) commissions. Costs for maintenance and services revenues include the cost of personnel to conduct implementations, customer support and consulting, and other personnel-related expenses as well as agent commission expenses related to maintenance revenues generated by the indirect channel.

Our selling expenses generally include the salary and commissions we pay to our direct sales professionals, along with marketing, promotional, travel and associated costs. Our general and administrative expenses generally include the salary and benefits we pay to executive, corporate and support personnel, as well as office rent, utilities, communications expenses, and various professional fees.

Industry Background

In response to increasing global competition, shorter product life cycles and reduced lead times, companies are continually seeking new ways to enhance the productivity and profitability of their operations. Companies that effectively communicate, collaborate and integrate with their trading partners within the extended enterprise or "supply chain" can realize significant competitive advantages in the form of lower costs, greater customer responsiveness, reduced stock-outs, more efficient sourcing, lower inventory, synchronized supply and demand, improved transportation and logistics operations, and increased revenue. Supply chain management refers to the process of managing the complex network of relationships that organizations maintain with external trading partners (customers, suppliers, manufacturers, distributors and retailers) to source, manufacture and deliver goods and services to the end consumer. Supply chain management involves both the activities related to supplying products or services (source, make, move, buy, store, and deliver) as well as the sales and marketing activities that impact the demand for goods and services, such as new product introductions, promotions, pricing and forecasting.

Today, several market trends are driving organizations to expand collaboration with trading partners across the supply chain. Global economic conditions and competitive pressures are forcing companies to reduce costs, decrease order cycle times and improve operating efficiencies. As a result, manufacturers, distributors and retailers are increasingly under pressure to better manage the supply chain as they seek to reduce costs, improve manufacturing efficiency and accelerate logistics operations while maintaining flexibility and responsiveness to changing market conditions and specific customer demands. The increasing complexity and globalization of the interactions among suppliers, manufacturers, distributors, retailers and consumers compound these pressures.

Organizations are increasingly deploying internet-based business-to-business application solutions to address their supply chain planning and supply chain execution requirements. The supply chain planning function involves the use of information to facilitate the on-time delivery of the right products to the correct location at the right time and at the lowest cost. The planning process focuses on demand forecasting, inventory simulation, global sourcing, distribution, transportation and manufacturing planning and scheduling. Planning software is designed to increase revenues, improve forecast accuracy, optimize production scheduling, reduce inventory costs, decrease order cycle times, reduce transportation costs, and improve customer service.

The supply chain execution function addresses procuring, manufacturing, warehousing, order fulfillment and distributing products throughout the supply chain. Within the supply chain execution function, organizations are increasing their focus on the effective management of warehouse and transportation operations and the need for integration with planning and other enterprise applications, in order to increase the efficient and effective fulfillment of customer orders in both the business-to-business and the business-to-consumer sectors.

In a report entitled *"Producing to Demand: A Pardigm Shift for Manufacturing"* (February 2006), a leading information technology analyst firm, AMR Research stated that "companies need to invest in global coordination and local execution to make the change from low-cost manufacturing efficiency to produce to demand. This involves blending the global coordination of their fleet of manufacturing assets, and ensuring efficiency and responsiveness from individual manufacturing sites. Whether it's internal manufacturing or contract, both will have to perform to a new set of metrics that align their capabilities with Demand-Driven Supply Network (DDSN) objectives."

In order to effectively manage and coordinate supply chain activities, companies require demand planning, supply chain planning, global sourcing, supply chain execution, and performance management software that provides for integrated communication, optimization and collaboration among the various constituents throughout the supply chain network. This enhanced collaboration synchronizes production and distribution plans with demand forecasts, thereby minimizing bottlenecks that lead to production delays, excess inventory and distribution network problems.

We believe that traditional enterprise resource planning (ERP) systems do not provide the visibility, depth, flexibility or synchronization required to effectively meet the demands of today's intensely competitive global environment. Organizations are demanding supply chain solutions that are modular and scaleable to extend ERP functionality, fit the dynamic needs of their businesses, deploy quickly and deliver rapid time-to-benefit.

Additionally, market drivers for more sophisticated software are finding their way downstream. Issues that the multi-billion dollar companies faced ten years ago are impacting even the low-end of the SMB market. Increasingly, our customers now have to manage to offshore manufacturing requirements and the demands associated with selling to mass merchants. With new, more complex data management needs to monitor global supply lines and deal with the retailers' demand for accurate forecast and supply data, the SMB market is outgrowing spreadsheets for demand planning and turning to automated supply and demand management software.

Logility Products and Services

Leveraging its supply chain management expertise, Logility has been an innovator in developing and deploying supply chain solutions, with its first Internet-based collaborative planning solution implemented in 1996. We continue to invest and expand our innovative solutions, which support the Collaborative Planning, Forecasting and Replenishment (CPFR®) standards defined by the Voluntary Interindustry Commerce Standards Association (VICS). Logility's systems also support other emerging collaborative supply chain management standards for transportation and distribution center management such as collaborative transportation management (CTM), and radio frequency identification (RFID), a technology that uses radio waves to uniquely identify items as well as packaging such as cartons, containers and pallets.

We believe companies in distribution-intensive industries face considerable competitive pressure, which is intensified by the high cost of inventory and distribution investments, dynamically changing consumer needs, and variability in overall supply chain performance. These companies need solutions that are capable of delivering significant financial benefits by quickly solving problems that arise in sourcing, manufacturing and distribution operations. Logility's solutions are capable of helping these companies collaborate with their trading partners to improve customer service and optimize their sourcing, manufacturing, inventory and distribution networks.

With more than 1,150 customers in 70 countries, Logility is a leading provider of collaborative supply chain solutions that help small, medium, and large as well as Fortune 1000 companies realize substantial bottom-line results. Logility provide two product suites, *Logility Voyager Solutions* and *Demand Solutions*, marketed, sold and distributed through both direct and indirect sales channels. The *Logility Voyager Solutions* suite of products features performance monitoring capabilities in a single Internet-based framework and provides supply chain visibility; demand, inventory and replenishment planning; supply and global sourcing optimization; manufacturing planning and scheduling; transportation planning and execution; and warehouse management. The *Demand Solutions* product suite provides forecasting, demand planning, replenishment and point-of-sale analysis for maximizing profits for small to midsize manufacturing, distribution and retail operations.

Logility has licensed one or more modules of *Logility Voyager Solutions* or *Demand Solutions* to companies worldwide, including Armour Eckrich, Avery Dennison Corporation, Continental Mills, Cooper Industries, Farnell InOne, Hyundai Motor America, ICI Paints, Komatsu, Leviton Manufacturing Company, L'Oreal USA, Malt-O-Meal Company, Pernod-Ricard, Pfizer, Porsche, Remington Products Company, Shaw Industries, Sigma Aldrich, Standard Motor Products, The Coleman Company, Under Armour Performance Apparel, Verizon

Wireless, Wacoal, Warnaco, and VF Corporation. Logility sells products and services through direct and indirect channels. Logility derived approximately 15% of its revenues in the fiscal year ended April 30, 2007 from international sales.

Product Features: Logility Voyager Solutions

Logility Voyager Solutions is an integrated software suite that provides advanced supply chain management including collaborative planning, strategic network design, optimized supply sourcing, production management, warehouse management, and collaborative logistics capabilities that are designed to increase revenues, reduce inventory costs, improve forecast accuracy, decrease order cycle times, manage global sourcing initiatives, optimize production scheduling, streamline logistics operations, reduce transportation costs and improve customer service. *Logility Voyager Solutions* incorporate performance management analytics to drive decision support for critical processes like demand management, inventory optimization and sales and operations planning (S&OP).

The *Logility Voyager Solutions* software suite is modular and scaleable to meet the management requirements of global organizations involving tens of thousands of products with a complex manufacturing or distribution network. In addition, The *Voyager Solutions* suite readily interfaces with a broad range of existing enterprise applications deployed on a variety of Internet and client/server operating environments and platforms.

Logility customers can implement these modules individually, as well as in combinations or as a full solution suite. *Logility Voyager Solutions* support multiple communications protocols and is designed to operate with industry-standard open technologies, including leading web-based and client/server environments, such as Microsoft Windows, UNIX, and iSeries (AS/400) on Oracle, Microsoft SQL Server and DB2 databases. The following summarizes key features of the Logility Voyager Solutions product suite:

LOGILITY VOYAGER SOLUTIONS FOR COLLABORATIVE SUPPLY CHAIN MANAGEMENT

These applications allow companies to plan, manage, optimize and measure their supply chain operations and strategic trading partner relationships for direct material procurement, production, logistics and customer order fulfillment. *Logility Voyager Solutions* provide a performance-based architecture that allows companies to manage supply chain processes on an exception basis. Companies can proactively monitor, alert, measure and resolve critical supply chain events both within their own companies and throughout the extended value chain via the Internet.

SUPPLY CHAIN COLLABORATION

Streamline Sales and Operations Planning (S&OP) and enhance strategic trading partner relationships, *Logility Voyager Solutions* allows companies to accelerate and manage demand plans, direct material procurement, sourcing, production and fulfillment using the power of the Internet.

Voyager Sales and Operations Planning™ enables companies to streamline and accelerate synchronizing supply and demand across global operations. With Voyager Sales and Operations Planning, companies can more easily track key performance indicators, measure and compare multiple business plans, optimize sale plans and automate data gathering and reporting.

Logility Voyager Collaborate™ enables companies to communicate easily across their organizations and share real-time supply chain information with external trading partners. With Voyager Collaborate, suppliers, manufacturers, distributors and retailers can use the power of collaborative business processes such as Sales and Operations Planning and built-in standards for Collaborative Planning, Forecasting and Replenishment (CPFR®) to advance enterprise wide collaboration enabled via the Internet.

Logility Voyager Fulfill™ provides a private transportation exchange that extends collaboration to carriers, customers and suppliers. Customers and suppliers can see the status of their orders and shipments in transit. Carriers can easily accept or reject loads offered, bid on loads, provide up-to-the-minute shipment information, and view the payment status of prior shipments.

DEMAND CHAIN PLANNING

Logility Voyager Solutions provides the visibility to significantly improve forecasting accuracy by creating comprehensive overviews of market demand, new product introductions, promotions and inventory policies. As a result, enterprises can build plans that are more closely attuned to the market.

Logility Voyager Demand Planning™ helps reconcile differences between high-level business planning and low-level product forecasting. Aligning inventory with customer demand, this solution makes it easier to boost service levels, shorten cycle times and reduce inventory obsolescence. Logility provides control to model each phase in a product's sunrise-to-sunset lifecycle—including introduction, maturity, replacement, substitution and retirement—so that the right products are available at the point of customer demand. *Voyager Demand Planning* integrates the marketing department in real time into forecasting, distribution and logistics planning to calculate the impact of promotional plans and events.

Logility Voyager Inventory Planning™ allows enterprises to effectively measure the tradeoff of inventory investment and desired customer service levels. This solution dynamically sets time-phased inventory targets based on specific safety stock and order quantity rules.

GLOBAL SOURCING MANAGEMENT

Global Sourcing Management gives companies the freedom to cost-effectively source, manufacture and distribute anywhere in the world to gain a competitive advantage without compromising quality or product availability.

Voyager Global Sourcing automates the sourcing process via the Internet—from managing the proposal and delivering product specification package, to analyzing bids and streamlining the vendor selection process, to tracking supplier performance.

Voyager Production Visibility uses collaborative time and action calendars to monitor supplier production and quality, track milestone deliverables, gain packaging and labeling compliance and provide exception-based management of global sourcing initiatives via the Internet.

Voyager Supplier Logistics provides Advanced Ship Notice (ASN) and tracks supplier shipments from global manufacturing locations to provide businesses with greater visibility of inbound logistics and product availability.

SUPPLY CHAIN PLANNING

Logility Voyager Solutions optimize material, inventory, production and distribution assets by synchronizing supply and demand. Simultaneously, multiple supply chain planning models generate plans based on constraints as well as various sourcing, production and distribution options.

Voyager Supply Planning™ optimizes complex sourcing and production decisions to balance supply, manufacturing and distribution constraints based on corporate goals for maximizing profit or minimizing costs.

Voyager Replenishment Planning™ provides visibility of future customer demands, corresponding product and material requirements, and the actions suppliers must take to satisfy those demands.

Voyager Manufacturing Planning™ helps create valid production plans for single- or multi-site capacity constrained environments, providing lower costs, fewer setups and increased product availability.

SUPPLY CHAIN EXECUTION

Logility Voyager Solutions provide industry-leading capabilities for optimizing both warehouse and transportation operations. These solutions systematically balance logistics strategies, customer service policies, carrier effectiveness, inventory management, and radio frequency identification (RFID) solutions to boost perfect orders and spur improvements that favorably impact profitability.

Voyager WarehousePRO® provides shipping and inventory accuracy by optimizing the flow of materials and information through distribution centers. *WarehousePRO* helps cut operating costs and improve productivity, increase order fill rates, optimize space utilization and improve customer service. This solution is highly flexible and quickly adapts to changing business requirements. *WarehousePRO* features an extensive workflow library incorporating industry-specific best-practice templates and supports RFID technology for effective warehousing techniques. With built-in standard interfaces to major radio frequency data collection systems, this software delivers more accurate inventory accountability and improved warehouse efficiency for a paperless warehouse environment.

Voyager Transportation Planning and Management™ provides a performance-driven, multi-modal solution for dramatic savings of time, effort and money. It enables automated shipment planning, shipment execution and freight accounting. User workflows, driven by exceptions, increase visibility and accelerate more proactive communications among trading partners. The Optimization Engine evaluates logical alternatives for grouping and shipping orders considering business rules, consolidation parameters, carriers, rates, and date/time requirements.

Product Features: Demand Solutions

Demand Solutions' proven, sophisticated supply chain software provides a smooth transition from spreadsheet management to robust reporting and tracking. It's simple to install and easy to use.

The *Demand Solutions* application suite makes it easier to predict future demand and make informed decisions to optimize inventory turns, customer service levels and profitability. *Demand Solutions* is a complete time-phased, multi-tiered planning and replenishment system, and a proven platform for Vendor Managed Inventory. *Demand Solutions* helps manufacturers, wholesalers and distributors exchange information for inventory, proactively manage demand rather than operate in reactive mode, and increase profitability.

DS Forecast Management provides a powerful yet easy to use demand planning solution that fits virtually any industry and deploys quickly. The system offers significant flexibility and allows the user to select the forecasting formula which best addresses each item's demand pattern to predict an accurate forecast of future demand.

DS Requirements Planning incorporates collaborative planning capabilities to streamline supply activities from the production line through delivery. With instant analysis of the projected demand for unlimited items against current inventory, *DS Requirements Planning* recommends the ideal inventory level for each ship-to location, providing valuable visibility up and down the supply chain.

DS Collaboration offers a certified CPFR compliant collaborative planning solution that streamlines communications between a company and its customers and suppliers. This solution minimizes the barriers to entry for smaller trading partners, who need only a Web browser, and extends the value available through the entire *Demand Solutions* product line. Collaboration results in greater demand visibility and closer synchronization of production and inventory investments.

DS Sales & Operations Planning automates and continually analyzes the annual business planning process. There are two annual business plans available for each of the sections of data (bookings, sales, production, inventory, backlog and shipments): the Annual Plan and the Flexible Plan.

DS Rough Cut dramatically increases the accuracy of available-to-promise (ATP) ratios and can reduce the cost of manual processes and calculations. It provides visibility of resource utilization and allows users to level the plan instantly. *DS Rough Cut*'s powerful "what if" scenarios help ensure that businesses can meet demand as promised.

DS View significantly extends the value of *Demand Solutions*, empowering users to aggregate, rotate, filter, sort and otherwise manipulate large volumes of data into meaningful information. *DS View* can gather data from any field within Demand Solutions, as well as external sources. Enterprises can also share output with colleagues, customers and vendors over networks, captive and secure Intranets and The Internet.

DS Retail Planning enables manufacturers, distributors and retailers to collaboratively produce, ship and replenish product based on point-of-sale data. Highly accurate and easy to use, *Demand Solutions Stores* can track thousands of SKUs in more than a hundred locations, resulting in optimized store-level replenishment, reduced out-of-stocks, greater inventory turns, elevated customer service levels and increased profits. *DS Retail Planning* is designed around the philosophy of continuous replenishment, enabling actual demand to be consolidated from each point-of-sale (POS) location and routed to suppliers. DS Retail Planning leverages detailed analysis and strategic assortment planning for a store or group of stores. The result is a collaborative, highly responsive value chain from manufacturer or distributor to retail.

Segment 2—Enterprise Resource Planning

American Software ERP

Our enterprise solutions are comprehensive global solutions that link critical functions throughout an enterprise. All of our enterprise solutions support e-business functions.

The *e-Intelliprise* solution is a web-based ERP system that a customer can run over the Internet, intranet or extranet utilizing the IBM iSeries servers. This allows functions within the ERP system to be easily deployed over the Internet using a dynamic role-based web page capability. Users no longer require separate implementations to achieve differing e-business views over the Internet. This solution supports e-businesses and traditional businesses with full front-to-back office integration, which is critical to successful fulfillment and seamless processing and reporting throughout the enterprise. The *e-intelliprise* solution is a global system, capable of operating in multiple languages and logistical organizations. We build this system around a flexible enterprise architecture that enables centralized management of enterprise wide processes while allowing delegation of other business process decisions to other levels of the organization.

Flow Manufacturing is a software solution that supports pull-based manufacturing. We believe that Flow Manufacturing, also referred to as Lean or Agile Manufacturing, will become a key competitive advantage to companies as e-Business increases consumer expectations for faster deliveries, reduced pricing and more highly customized products.

Our *e-applications* are e-business solutions that can web-enable specific business functions through integration with existing ERP or legacy systems. Currently, *e-applications* are available for the following applications: *e-procurement, e-store, e-expenses, e-forms, e-payables, e-receivables, Purchase Order Tracking and Vendor Collaboration, e-process management and e-connect*, a seamless, XML-enabled data exchange. We believe that these products represent a cost-effective solution for customers with an e-business requirement.

We also market a tool to enable our customers to enter inventory and production transactions using bar code data collection devices. This product is known as *RF Direct Connect*, and ensures accurate entry of such information as shipping, transfer, inventory movement, receiving, and production data.

We have integrated a document management solution to enable the capture, storage and retrieval of documents from multiple sources using preset business rules. This product is known as *AsIrecall*, and the solution provides an integrated method of document capture and retrieval to aid in solving business issues, increasing operational efficiency, improving customer service and enabling the reduction of administrative costs.

We have web-enabled our legacy S/390 and iSeries applications using Host Access Transformation Server (an IBM WebSphere application). This product enables our existing S/390 and iSeries customers to access their back office systems from any Windows-based computer with Internet access using only a web browser. The graphical user interface reduces the learning curve for new users and rejuvenates the look and feel of the systems. We market this product under the name *Host- Access.*

Our product line consists of software and services that operate on three strategic computer platforms: (1) IBM System/390 Mainframe or compatible, (2) IBM iSeries (AS/400), and (3) Intel-based servers and clients that operate Windows 2000, 2003, and Windows XP. We have written our products in various standard programming languages used for business application software, including ANSI COBOL, Micro Focus COBOL, C, C++, Visual Basic, JAVA, JAVA2 and other programming languages. Many have both on-line and batch capabilities.

The following is a summary of our main ERP software solutions outside of our New Generation Computing, Inc. subsidiary:

Manufacturing Modules

Companies may use *e-intelliprise* with Traditional MRP II Manufacturing and/or Flow Manufacturing modules. The modules listed below are the solution components within Traditional Manufacturing:

- Master Scheduling
- Material Requirements Planning
- Bill of Materials
- Capacity Planning
- Production Order Status
- Route and Work Center Maintenance
- Shop Floor Control

Logistics Modules

Our logistics solution consists of an integrated system of modules that provide information about the status of purchasing activities, customer orders, inventory position and internal inventory requisition requirements. These modules perform primarily the following functions:

Inventory Asset Management

- Inventory Asset Control
- Lot Control
- Receipt and Shipment Management

- Serialized Inventory Processing
- Replenishment Processing
- Requisition Management
- Inspection

Procurement

- e-Procurement
- Traditional Purchasing
- Requisition Processing
- Blanket Purchasing
- Purchase Order and Purchase Requisition Approval Routing

Customer Order Management

- e-Store
- Order Management
- Pricing and Promotions Management
- Shipping Management
- Billing Management
- Credit Control Processing
- Customer Management

Financial Modules

Our comprehensive financial solutions provide functions such as financial reporting, budgeting, asset management, cash management, credit management and receivables management. These systems assist in resolving customers' specific financial control issues faster and more effectively. We designed the *e-intelliprise* financial module for global companies and in order to allow the use and reporting of multiple currencies, including the European Monetary Unit (EMU). The specific applications available are:

General Ledger

- Chart of Accounts Processing
- Budgeting
- Journal Entry Processing

Accounts Payable

- e-Payables
- Voucher Entry Processing
- Payment Processing

Treasury

- Bank Reconciliation
- Cash Management
- Netting and Write-Offs

Accounts Receivable

- e-Receivables
- Collections Management
- Credit Management
- Cash Receipts Management
- Financial Notices and Dunning Management
- Activity Manager

Key benefits of Enterprise Solutions include the following:

American Software is a single-source solution provider for the Internet age. Our comprehensive e-business solution suite supports the e-business requirements of most enterprises throughout their adoption of Internet technology. *e-intelliprise* is a comprehensive solution to support the operations of enterprises and provide advanced decision support tools.

Front-to-Back Office Integration is critical to the success of an enterprise. e-intelliprise provides complete integration of e-business transactions to the entire ERP system. This supports comprehensive and consistent flow of information throughout the enterprise and supply chain. Fulfillment issues that have been experienced by some e-tailers can be resolved through front-to-back office integration. *e-intelliprise* is a single solution for support of traditional and e-business activities.

Rules-based architecture allows different views based upon user role. e-intelliprise is very flexible due to its rules-based architecture. This allows the ERP data to be presented based upon the profile of the user.

Deployable over the Internet, Intranet and, Extranet. Companies can deploy *e-intelliprise* over multiple channels without a separate implementation. *e-intelliprise* allows users to create multiple secure role-based views of the system. We believe this system flexibility provides greater business value by extending the information within the ERP securely across to employees, customers and trading partners, as needed.

Full Global Capabilities. e-intelliprise provides full global support of the entire enterprise with multiple languages, currencies and books. This allows users to view information in their native language and currency.

Modular Solution. Companies may purchase one or more modules, which they can integrate with other enterprise software. They may also purchase an integrated product suite to handle increased requirements for enterprise management, processing and transaction volume.

Extensive Functionality. Our enterprise solutions combine traditional and e-business functionality into a comprehensive yet flexible system. *e-intelliprise* offers full operational and decision support functionality for global enterprises.

Rapid Deployment. Our products utilize a modular design and a flexible rules-based architecture, thereby streamlining implementation and reducing project time and expenses. We have announced a 120-day implementation program that is appropriate for many customers.

Flow Manufacturing Modules

Our Flow Manufacturing solution is designed to operate on a stand-alone basis, or with the e-intelliprise ERP suite or with an ERP suite provided by another vendor. Customers can use Flow Manufacturing in conjunction with traditional manufacturing or they can use it as the sole manufacturing solution throughout an enterprise. Flow Manufacturing is a comprehensive solution designed expressly for companies considering the adoption of this approach to manufacturing. The solution is comprised of the following modules:

- Line Design
- Kanban Management
- Demand Smoothing
- Product Costing
- Engineering Change Control
- Method Sheet Management (Work Instructions)

Flow Manufacturing Benefits:

e-Business Support. To meet e-business demands, we anticipate that many manufacturers will replace traditional mass production methods with Flow Manufacturing techniques. The benefits of Flow Manufacturing, such as reduced cost and reduced lead-time, offer a more appropriate structure for responding to e-business demands. With Flow Manufacturing, manufacturers build the product in response to customer demand.

Scaleable Implementation. We can scale Flow Manufacturing to handle a single production line up to the requirements of a complex multi-plant, multi-source manufacturing environment. The solution can also co-exist with traditional manufacturing so that manufacturers can use Flow Manufacturing for some portions of production and assembly while maintaining traditional manufacturing for others.

Integration. We can license Flow Manufacturing in conjunction with our e-intelliprise ERP suite, or we can license it to companies that are using the enterprise solutions of other vendors. Industry-standard data formats, interfaces and protocols facilitate this integration.

Rapid Deployment. Flow Manufacturing has a modular design, which we believe streamlines implementation and allows deployment in a relatively short time frame. The comprehensive functionality of each module generally permits customers to implement the solutions with nominal modifications. In addition, Flow Manufacturing's Windows-based interface and other tools and techniques reduces training requirements and implementation tasks.

e-APPLICATIONS

e-Applications streamline business processes and create competitive advantage that helps businesses leverage the full value of their existing ERP and legacy systems. Our e-applications provide added value by extending the reach of the ERP to trading partners, establishing the groundwork for collaborative trading.

e-Procurement. This self-service online procurement solution reduces the time, cost and effort associated with "buy side" activities. This e-application can also help an enterprise become more efficient and productive by streamlining the procurement process and eliminating purchasing bottlenecks. This solution not only eliminates purchasing delays but it positions enterprises to respond faster to change and to capitalize on e-business opportunities.

e-Store. This e-business storefront solution offers a cost-effective way to expand an enterprise's market by providing around-the-clock access to web-based ordering. e-Store acquires and retains customers', employees' and distributors' access to catalog information, pricing, product availability and order status. The solution can give users authority to create or change customer orders, or may be restricted to inquiries.

e-Expenses. This paperless workflow solution enables employees to submit expense reports via the Internet, document receipts via fax and merge receipts and electronic documents. By giving employees access into expense status at all stages of the processing cycle (routing, approval and payment) and by supplying company management with a systemwide look into expense behavior, the e-Expenses solution offers a new level of control over and accountability for the cost of the function.

e-Forms. e-Forms provides the ability to route specific forms, such as purchase requisitions, purchase orders, invoices, and acknowledgments via e-mail or fax. We believe that e-forms offers an effective, easy-to-use communication channel to external trading partners. e-Forms provides a secure, self-service link between non-host users and purchasing, requisitioning, accounts payable, accounts receivable, customer order processing and manufacturing systems. Using e-mail, fax and XML/FTP gateways, this solution's workflow engine routes documents from host applications. The review, approval and update loop uses HTML formatting and receives instructions interactively.

e-Payables. This module streamlines administrative processes regarding purchases online not using purchase orders, enabling users to cost-effectively transact business from any location at any time. Using the Internet or internal intranets, e-Payables provides a secure interface into an accounts payable system.

e-Receivables. This solution is designed to supply account information online to an enterprise's customers. e-Receivables can help improve cash flow, reduce the cost of financing sales and, by automating routine tasks such as customer queries, enable strategic focus on profit creation and reduce time demands on customer service representatives.

Purchase Order Tracking and Vendor Collaboration. Companies that source globally may experience problems communicating with distant suppliers. This module combines some of the features of e-Procurement and e-Forms with the ability to negotiate delivery schedules. The system allows buyers to electronically send purchase orders to suppliers, receive acknowledgments into a secure web site, then communicate and negotiate delivery schedules via a secure web site. It uses e-mail alerts extensively to notify buyers and suppliers of changes to requirements and schedules.

e-Connect. We designed this solution to enable the exchange of XML-enabled data. e-Connect provides the link to extend the ERP back-office software to the Web and to enable users to interact with the ERP software via the web. e-Connect also enables the interactive communication between Web applications, marketplaces, trading exchanges, suppliers, B2B transactions and the back office ERP systems.

e-Process Management. This solution is designed as a web-based event-driven system that facilitates the sharing of information and the management of business processes across internal departments and among business partners. It automates business procedures (work flows) during which documents, information and tasks are passed from one participant to another in a way that is governed by rules or procedures.

RF Direct Connect

The RF Direct Connect solution offers an automated data collection system integrating hand-held data collection devices and printing devices (RF terminals, scanners, bar-code readers and printers) with the host ERP system's Inventory, Customer Order Processing, and Production Control systems. Users can perform a number of inventory and production reporting transactions using data collection devices including:

- Purchase Order Receiving
- Transfer Order Receiving/Shipping
- Production Order Receiving/Receipt Reversal
- Customer Order Pick Verification/Reversal
- Customer Order Shipment Verification/Reversal

AsIrecall

AsIrecall is an integrated document management solution for the capture, storage and retrieval of documents. AsIrecall enables the automation of document based business processes within the enterprise. AsIrecall enables not only the retrieval of scanned images such as packing slips, picking tickets, etc., but also the retrieval of spool files created within the ERP system. Documents can be stored in a variety of file types (TIFF, JPG, BMP, PDF, DOC HTML), and EDI files can be converted to viewable documents.

New Generation Computing, Inc.

New Generation Computing (NGC) is our wholly-owned subsidiary that provides product solutions for both retailers, importer and manufacturers in the Apparel, Footwear, Sewn Products and Furniture industries. NGC provides functionality that allows customers to improve efficiencies, lower operating costs, reduce supply chain time, meet complex customer requirements, improve supply chain visibility, improve inventory management, and reduce production costs. NGC's solutions include an Internet Sourcing and Supply Chain Visibility system (e-SPS), a comprehensive Enterprise Resource Planning system (RedHorse™), a Product Lifecycle Management system (e-PDM), a Shop Floor Control and Incentive Payroll System (TPM), an Import Management System (IMS), an Electronic Data Interchange (EDI), a Full Package Management System (FMS), and an EZ-Ship Packing and Shipping System for Remote Factories (EZ-Ship). All products are completely integrated or can be implemented individually.

e-SPS—NGC has designed *e*-SPS to provide a wide range of supply chain management solutions over the Internet. e-SPS is a powerful software application for companies producing and sourcing products around the world. Users include retailers, apparel manufacturers, brand managers, footwear companies, importers, contractors, agents, brokers, and logistics providers. *e*-SPS users around the world only need a web browser to use and update the system. *e*-SPS employs secure hierarchical views to select data that is appropriate for each user. It creates Triggers and Alerts automatically based on events defined in the Time and Action calendars, Business Processes and other specific collaboration issues. Barcode labels and ASN's facilitate distribution channel receipts. *e*-SPS provides end-to-end visibility into the Supply Chain from product inception to distribution channel reception, all in real time. Several industry leading companies have successfully implemented this product, including Armani Exchange, Wilson's Leather, Maidenform, Carter's, VF Corporation, Casual Male Retail Group, Dick's Sporting Goods and Russell Corporation. e-SPS features include:

- Specification Creation and Delivery
- Product Development Tracking
- Request For Quotation and Bid Exchange
- Pre-Production Calendaring
- Create POs and/or interface to ERP Systems
- Supplier/Factory order acknowledgements/confirmations
- Tracks the progress of orders (Routes, Stages, and Milestones)
- Supplier/Factory Scorecards based on performance standards
- Capture quality data and facilitate the early detection of quality problems
- Scan, pack, barcode, and ship the product with ASNs
- Track the logistics of the shipments
- Identify and collaboratively resolve issues
- Analyze, evaluate and monitor efficiencies, on-time deliveries, and quality
- Exceptional Reporting and Executive Information System
- No software is needed at the remote site, only an internet browser

RedHorse—RedHorse is a comprehensive Enterprise Resource Planning system designed specifically for the sewn products industry. It consists of 12 optional modules; Customer Order Processing, EDI Information System, Invoicing & Accounts Receivable, Finished Goods Inventory Control, Purchasing and Receiving, Components Inventory, Accounts Payable, General Ledger, Import Management, Remote Plant Management, Production Planning and Screen Printing & Embroidery. RedHorse features include:

- Scalable MS SQL Database
- Customer Order Processing
- Production Control
- Royalty Management
- Bar Coded Piece Goods Control
- Blanks Inventory
- EDI Management
- Financial Accounting
- Remote Inventory Management
- Outbound Scan/Pack/ASN
- Powerful Report Generator
- Client server for remote access
- Object oriented development
- Information Portal for Internet access
- Integrated to DMI forecasting, MS FRX Financials, DCCS Warehouse Management and UPS/FedEx

e-PDM- e-PDM is a Product Lifecycle Management system that increases speed to market and facilitates collaborative global communication. *e*-PDM enables companies to organize and share common business processes and product information with design, product development, planning, engineering, manufacturing and sourcing suppliers around the world. e-PDM creates, maintains and globally distributes a complete specification package for sewn-products companies with the following functions:

- Enhance creativity and collaboration on new ideas
- Efficiently define concepts and costs, determine viability
- Develop and deliver new products to market faster
- Manage frequent changes across global supply chain
- Track & manage critical timelines and supplier relationships

TPM is a shop floor control software system, designed for any business that is producing sewn products. Bar-coded coupons permit rapid entry of daily production and payroll data. After scanning the coupons into TPM, TPM generates reports and inquiries to track employee performance, calculate payroll for incentive and non-incentive employees, display the status of work-in-process (WIP) and assist with plant loading. Other methods of data collection are available, including modular monitoring and real time WIP data collection, bar-coded coupons and bundle/container control. Other features of TPM include:

- Supports modular, progressive bundling, piece rate, salary, and hybrid pay methods
- Unlimited user-defined Off-Standard paycodes and methodologies

- Extensive WIP and Operator Analysis, including Skills Inventories
- Training curves and jump base tables for flexible pay plans
- Bi-lingual English and Spanish system
- Lot Tracking System
- Computerized Time Clock Interface
- Hand Held Data Collection Interface
- Interface to GSD Labor Costing
- Plant Loading
- Real Time Systems
- Available on Personal Computers
- Available on DOS, Novell, Windows 95, and Windows NT

IMS—The Import Management System controls factory orders from the issue of purchase orders, through Letter of Credit requests, issues, tracking and release. Additionally, the system tracks factory orders and shipments to the distribution center while recording estimated and actual costs for each factory order. We designed the Import Management System for any business engaged in the importing of finished products and businesses using letters of credit. Other features of IMS include:

- Tracks import factory orders
- Tracks and manages letters of credit
- Tracks factory shipments
- Records import costing

EDI—EDI Orders and Invoices interfaces to NGC's Customer Order Processing Module and Invoicing and Accounts Receivable Modules. This software product accepts electronic customer orders and updates them automatically into the NGC Customer Order Processing Module. The EDI customer order data is translated under program control into the NGC database to create customer orders. It provides a comprehensive audit/validation process to check EDI order information prior to posting into the Customer Order file.

EDI Orders and Invoices is a key ingredient of an overall quick response strategy. Significant savings are possible by eliminating manual data entry and printed invoices, which require time and postage to deliver. These EDI facilities can provide a rapid return on investment through improved customer service and internal efficiency gains.

FMS—Full Package production has become an important part of the overall sourcing strategy for many apparel manufacturers. A Full Package environment includes many business activities beyond the sewing process. FMS has been created to address these multiple and complex business processes. Some of the Business Processes encompassed in the bilingual (Spanish and English) FMS system are:

- Purchasing and receiving
- Fabric inventory
- Trim inventory
- Bills of material
- Requirements planning
- Accounts payable

- Order processing
- Cut processing
- Finished goods inventory
- Invoicing
- Accounts receivable
- Quality control
- Electronic data interchange (EDI)
- Bar-coded carton labels and electronic Advance Ship Notices (ASN's)
- Production Planning
- Factory tracking for control of local and remote production facilities
- Import utility for cut/order data from manufacturer's ERP system
- Production control and bar-coded payroll system
- Interface to Web-based e-SPS

EZ-Ship facilitates a global sourcing strategy for companies producing sewn products around the world. This multi-lingual system allows for shipping to multiple distribution centers or customers from factories, contractors and suppliers. EZ-Ship supports unlimited ASN and label formats, thereby giving remote shipping sites greater flexibility. EZ-Ship uses a standard import/export data set to easily integrate with most ERP or Distribution Center system. EZ-Ship also integrates with NGC's Shop Floor Control System (TPM) and NGC's Internet Sourcing and Production System (e-SPS). EZ-Ship utilizes a web-enabled FTP data exchange utility to easily facilitate data transfer between host and remote systems. Other features of EZ-Ship include:

- Scans UPC labels
- Creates/scans UCC-128 labels
- Advanced ship notices (ASNs)
- Manifests
- Commercial invoices
- Bills of lading
- Validates carton and shipment accuracy
- Carton-level quality

Segment 3—IT Consulting

The Proven Method, Inc.

The Proven Method, Inc., our wholly-owned subsidiary, is a technology services firm that specializes in assisting a diverse customer base to solve business issues with custom-developed technology solutions. The Proven Method maintains a full-time staff of over 125 technical specialists and business management consultants with a wide range of technical skills, business applications, and industry experience.

We believe that a key differentiator of The Proven Method is its ability to offer flexibility among potential solutions that are determined by the individual needs of each customer. The solutions it provides can include custom development, implementation of third party packages, and the temporary use of our project managers and highly skilled technical resources to augment a customer's in-house development team.

The cross industry and cross platform experience that The Proven Method has acquired over the past 12 years enables it to provide services to virtually any type or size company.

The Proven Method customers typically benefit from its services in one of three ways:

1. Smaller and emerging firms rely on The Proven Method to serve in lieu of an in-house application development group. We provide these firms with the management and technical resources necessary to deliver custom-developed solutions.
2. Midsize companies will typically outsource complete application development projects to The Proven Method, particularly when their internal technical personnel face a combination of critical timing and heavy backlog.
3. Any size company can rely on The Proven Method to provide supplemental technical resources when the need arises for a skill or technical discipline that it may not currently possess or if it simply needs more of a particular set of skills required to complete large development projects.

The Proven Method has worked with customers such as Aon, IBM, Kubota Manufacturing of North America, Home Depot, BellSouth (now AT&T), the State of Georgia, Getronics, Xerox, Global Payments, Georgia Tech Research Institute and numerous small to midsize companies.

See Note 11 in the Consolidated Financial Statements for further business segment information.

Customers

We primarily target businesses in the retail, apparel, consumer-packaged goods, chemicals, pharmaceuticals, industrial products and other manufacturing industries. A sample of companies that have purchased one or more of our products or services is as follows:

Consumer Goods

Avery Dennison Corporation
Ashley Furniture
Basic American Foods
Constellation Wines
Carriage House Companies
Dawn Foods
Farley's & Sathers Candy Company
Hamilton Beach Proctor-Silex
Haverty Furniture Company
Hooker Furniture
Jarden Consumer Products
Leviton Manufacturing Company
L'Oreal USA
Malt-O-Meal Company
Maybelline Inc.
McCain Foods
O'Sullivan Furniture
Parmalat
Pernod-Ricard
Rand McNally
Reckitt Benckisen
Remington Products Company
Rockline Industries
S.C. Johnson & Sons, Inc.
The Coleman Company
Xerox Global Solutions
Wm. Wrigley

Chemicals, Oil & Gas, Pharmaceuticals

Afrox
BP Lubricants
Caremark
Cambrex Karlskoga AB
Chamberlin-Edmonds
Dana-Co
Dow Chemical Company
Everlast Worldwide
Mizuno USA
Facet Technologies
Fisher Scientific International
Kaiser Healthcare
Millipore
NB Coatings
Norpro St. Gobain
PDVSA
Pfizer, Inc.
Sandoz
Sigma-Aldrich Corporation
Stepan Company
West Pharmaceutical
WM Barr & Company

Telecommunications & Utilities

Britsh Telecom
Huntsville Utilities
Piedmont Natural Gas
Saudi Consolidated Electric
Sprint Nextel
Texas Utilities
Verizon Wireless

Wholesale Distribution

Amerisource Bergen
Barnes Distribution
CHF Industries
Donaldson Company
Farnell InOne
Group SEB Holdings
Holley Carburetors
Hyundai Motor America
Ingersoll-Rand
Komatsu Europe International
Peugeot International
Remy International
Rheem Manufacturing
Saab Aircraft
Standard Motor Products

Retail & Apparel

Armani Exchange
Boots The Chemists
Brown Shoe Company
Carters
Casual Male Retail Group
Columbia Sportswear Company
Dick's Sporting Goods
Goody's Family Clothing
Hugo Boss
Jos A. Banks Clothiers
Maidenform
Polo Ralph Lauren
Rafaella Apparel Group
Ralph Lauren Childrenswear
Rocky Shoes & Boots
Russell
Savane
Tiffany & Co.
The Home Depot
Under Armour Performance Apparel
Warnaco
Williamson-Dickie Manufacturing
VF Corporation

Manufacturing and Others

American Racing
A.O. Smith Water Products
Ad Plastik
Cintas
Corning Cable Systems
Crown Crafts, Inc.
Dal-Tile Corporation
DaimlerChrysler Buses
Dassault Falcon Jet
Draka Elevator Products
IBM/Synertech
Intertape Polymer Group
Koch Industries
Louisana Pacific
Newell Rubbermaid
Porsche Cars North America
Reliable Automatic Sprinkler
School Specialty
Snap On, Incorporated
Thomson Learning
Tyco Plastics and Adhesives
Weyerhauser

No single customer accounted for 10% or more of our total revenues during fiscal year 2007. We typically experience a slight degree of seasonality, reflected in a slowing of services revenues during the annual winter holiday season, which occurs in the third quarter of our fiscal year. We are not reliant on government-sector customers. We account for our backlog in deferred revenues (refer to note 1(c) in Notes to Consolidated Financial Statements).

Integrated System Design

While customers can use our software applications individually, we have designed them to be combined as integrated systems to meet unique customer requirements. The user may select virtually any combination of modules to form an integrated solution for a particular business problem. The license for such a solution could range from one single module to a multi-module, multiple-user solution incorporating the full range of our products.

Customers frequently require services beyond those provided by our standard support/maintenance agreement. To meet those customers' needs, we established a separate professional services division that provides specialized business and software implementation consulting, custom programming, on-site installation, system-to-system interfacing and extensive training. We provide these services, frequently referred to as "systems integration services," for an additional fee normally under a separate contract, based upon time and materials utilized.

Sales and Marketing

We market our products through direct and indirect sales channels. We conduct our principal sales and marketing activities from corporate headquarters in Atlanta, Georgia, and have sales and/or support offices in Boston, Chicago, Dallas, and Pittsburgh. We manage sales channels outside of North America from our international offices in the United Kingdom and Spain.

Logility has a number of marketing alliances, including those with IBM and SAP. Generally, these marketing alliance agreements provide the vendors with non-exclusive rights to market our products and access to our marketing materials and product training. Some highlights of these agreements are as follows:

- *IBM*—Logility entered into an agreement with IBM on March 17, 2000 pursuant to which we modified our Supply Chain products, with IBM's technical and financial assistance, to operate with IBM's eServer iSeries (AS/400) platform. Also, Logility agreed to market and support the IBM-compatible supply chain products that resulted from its efforts. IBM may also market Logility supply chain products and refer potential customers to Logility.
- *SAP*— On January 23, 2006, Logility was named a SAP® Business One Partner to provide supply chain solutions for the small and midsize business market in the United States. Logility has integrated its Demand Solutions application suite with SAP Business One to drive supply chain improvements for small and midsize businesses (SMB). Demand Solutions dovetails with SAP Business One's solution extending the core business automation capabilities of SAP Business One and provides critical supply chain expertise to help customers predict future demand and make informed decisions to optimize inventory turns, customer service levels and profitability.

In addition to these marketing alliances, Logility has developed a network of agents who assist in selling our products globally. Logility intends to utilize these and future relationships with software and service organizations to enhance our sales and marketing position. These independent distributors and resellers, located in North America, South America, Mexico, Europe and the Asia/Pacific region, distribute our product lines in foreign countries. These vendors typically sell their own consulting and systems integration services in conjunction with licensing our products.

We support our sales activities by conducting a variety of marketing programs including public relations, direct marketing, advertising, trade shows, product seminars, industry speakers, user group conferences and ongoing customer communication and industry analysts programs. We also participate in industry conferences such as those organized by the American Production and Inventory Control Specialists (APICS) and the Council of Supply Chain Management Professionals (CSMCP), formerly called the Council of Logistics Management (CLM).

Licenses

Like many business application software firms, our software revenue consists principally of fees generated from licensing our software products. In consideration of the payment of license fees, we typically grant nonexclusive, nontransferable, perpetual licenses, which are primarily business unit, user-specific and geographically restricted. Our standard license agreement contains provisions designed to prevent disclosure and unauthorized use of our software. In these agreements we warrant that our products will function in accordance with the specifications set forth in our product documentation.

The prices for our products are typically functions of the number of modules licensed and the number of servers, users and sites for which the solution is designed and deployed.

Customer Service and Support

We provide the following services and support to our customers:

Implementation Support: We offer our customers a professional and proven implementation program that facilitates rapid implementation of our software products. Our consultants help customers define the nature of their project, and subsequently proceed through the implementation process. We provide training for all users and managers involved. We first establish measurable financial and logistical performance indicators, and then evaluate them for conformance during and after implementation. Additional services beyond implementation can include post-implementation reviews and benchmarks to further enhance the benefits to customers.

Implementation: General Training Services. We offer our customers post-delivery professional services consisting primarily of implementation and training services, for which we typically charge on a daily basis. Customers that purchase implementation services receive assistance in integrating our solution with existing software applications and databases. Implementation of our products typically requires three to nine months, depending on factors such as the complexity of a customer's existing systems, the number of modules purchased, and the number of end users.

Product Maintenance and Updates: Support Services. We provide our customers with ongoing product support services. Typically, we enter into support or maintenance contracts with customers for an initial one to three year term, billed annually in advance, at the time of the product license with renewal for additional periods thereafter. Under these contracts, we provide telephone consulting, product updates and releases of new versions of products previously purchased by the customer, as well as error reporting and correction services. We provide ongoing support and maintenance services on a seven-day-a-week, 24-hours-a-day basis through telephone, electronic mail and web-based support, using a call logging and tracking system for quality assurance.

Research and Development

Our future success depends in part upon our ability to continue to enhance existing products, respond to changing customer requirements, develop and introduce new or enhanced products, and keep pace with technological developments and emerging industry standards. We focus our development efforts on several areas, including, but not limited to, enhancing operability of our products across distributed and changing heterogeneous hardware platforms, operating systems and relational databases, and adding functionality to existing products. These development efforts will continue to focus on deploying applications within a multi-tiered ERP and supply chain environment, including the Internet.

Logility's current release of *Logility Voyager Solutions* is version 7.5. This version uses an Internet-based architecture for maximum scalability and messaging functionality that supports the increasingly distributed nature of supply chain planning, global sourcing, supply chain execution and collaborative commerce. *Logility Voyager Solutions* interface with software of leading ERP vendors such as SAP and Oracle.

The current release of the *Demand Solutions products* is version 10 and the current release of DS Retail Planning is version 4.2. These products are designed to work with a wide variety of MRP, ERP and legacy enterprise applications.

Our client/server and Internet-based solutions will be important for our long-term growth. As of April 30, 2007, we employed 88 persons in product research, development and enhancement activities.

Competition

Our competitors are diverse and offer a variety of solutions directed at various aspects of the supply chain, as well as the enterprise application market as a whole. Our existing competitors include:

- Large enterprise resource planning (ERP) application software vendors such as SAP and Oracle each of which offers sophisticated ERP solutions that currently, or may in the future, incorporate supply chain management modules, advanced planning and scheduling, warehouse management, transportation or collaboration software;
- Vendors focusing on the supply chain application software market, including but not limited to, vendors such as i2 Technologies, JDA Software and Red Prairie;
- Other business application software vendors that may broaden their product offerings by internally developing, or by acquiring or partnering with independent developers of supply chain management software; and
- Internal development efforts by corporate information technology departments.

In addition, our Logility subsidiary may face competition from other application software vendors, including ERP vendors that from time to time jointly market Logility's products as a complement to their own systems. To the extent such vendors develop or acquire systems with functionality comparable to Logility's products, their significant installed customer base, long-standing customer relationships and ability to offer a broad solution could provide a competitive advantage over Logility's products.

We also expect to face additional competition as other established and emerging companies enter the market for collaborative commerce and supply chain management software and new products and technologies are introduced. In addition, current and potential competitors may make strategic acquisitions or establish cooperative relationships among themselves or with third parties, thereby increasing the ability of their products to address the needs of our prospective customers. Accordingly, it is possible that new competitors or alliances among current and new competitors may emerge and rapidly gain significant market share. Increased competition could result in fewer customer orders, reduced gross margins and loss of market share.

The principal competitive factors in the target markets in which we compete include product functionality and quality, domain expertise, integration technologies, product suite integration, breadth of products and related services such as customer support, training and implementation services. Other factors important to customers and prospects include:

- customer service and satisfaction
- ability to provide relevant customer references
- compliance with industry-specific requirements and standards

- flexibility to adapt to changing business requirements
- ability to generate business benefits
- rapid payback and measurable return on investment
- vendor financial stability and company as well as product reputation
- initial license price, cost to implement and long term total cost of ownership.

Many of our competitors and potential competitors have a broader worldwide presence, longer operating histories, significantly greater financial, technical, marketing and other resources, greater name recognition, and a larger installed base of customers than we have. Some competitors have become more aggressive with their prices, payment terms and issuance of contractual implementation terms or guarantees. In order to be successful in the future, we must continue to develop innovative software solutions and respond promptly and effectively to technological change and competitors' innovations. We may also have to lower prices or offer other favorable terms. Our competitors may be able to respond more quickly to new or emerging technologies and changes in customer requirements or devote greater resources to the development, promotion and sale of their products.

We believe that our principal competitive advantages are our comprehensive, integrated solutions, our list of referenceable customers, the ability of our solutions to generate business benefits for our customers, our substantial investment in product development, our deep domain expertise, the ease of use of our software products, our customer support and implementation services, our ability to deploy quickly, and our ability to deliver rapid return on investment for our customers.

Proprietary Rights and Licenses

Our success and ability to compete are dependent in part upon our proprietary technology. To protect our proprietary technology, we rely on a combination of copyright and trade secret laws, confidentiality procedures and contractual provisions, which may afford only limited protection. In addition, effective copyright and trade secret protection may be unavailable or limited in certain foreign countries. Although we rely on the limited protection afforded by such confidential and contractual procedures and intellectual property laws, we also believe that factors such as the knowledge, ability, and experience of our personnel, new product developments, frequent product enhancements, reliable maintenance and timeliness and quality of support services are essential to establishing and maintaining a technology leadership position. We presently have no patents or patent applications pending. The source code for our proprietary software is protected as a trade secret and as a copyrighted work. Generally copyrights on our products expire 95 years after the year of first publication of each product. We enter into confidentiality or license agreements with our employees, consultants and customers, and control access to and distribution of our software, documentation and other proprietary information. In addition, we have registered certain trademarks and have registration applications pending for other trademarks.

We provide our software products to customers under non-exclusive license agreements. As is customary in the software industry, in order to protect our intellectual property rights, we do not sell or transfer title to our products to our customers. Although the license agreements place restrictions on the customer's use of our products, unauthorized use of our products nevertheless may occur.

Despite measures we have taken to protect our proprietary rights, unauthorized parties may attempt to reverse engineer or copy aspects of our products or obtain and use information that we regard as proprietary. Policing unauthorized use of our products is difficult and expensive. In addition, litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others, or to defend against claims of infringement or invalidity. Such litigation could result in substantial costs and diversion of resources and could have a material adverse effect on our business, operating results and financial condition.

In the future, we may increasingly be subject to claims of intellectual property infringement as the number of products and competitors in our industry segment grows and the functionality of products in different industry segments overlaps. Although we are not aware that any of our products infringe upon the proprietary rights of third parties, there can be no assurance that third parties will not claim infringement by us with respect to current or future products. In addition, we may initiate claims or litigation against third parties for infringement of our proprietary rights or to establish the validity of our proprietary rights. Any such claims against us, with or without merit, as well as claims initiated by us against third parties, can be time consuming and expensive to defend, prosecute or resolve. Moreover, an adverse outcome in litigation or similar adversarial proceedings could subject us to significant liabilities to third parties, require the expenditure of significant resources to develop non-infringing technology, require a substantial amount of attention from management, require disputed rights to be licensed from others, require us to enter into royalty arrangements or require us to cease the marketing or use of certain products, any of which would have a material adverse effect on our business, operating results and financial condition. To the extent that we desire or are required to obtain licenses to patents or proprietary rights of others, there can be no assurance that any such licenses will be made available on terms acceptable to us, if at all.

We have relicensed, and expect in the future to relicense, certain software from third parties for use in connection with our products. There can be no assurance that these third-party software vendors will not change their product offerings or that these software licenses will continue to be available to us on commercially reasonable terms, if at all. The termination of any such licenses or product offerings, or the failure of the third-party licensors to adequately maintain or update their products, could result in delays in our ability to ship certain of our products while we seek to implement technology offered by alternative sources. Any required replacement licenses could prove costly. Further, any such delay, if it becomes extended, could result in a material adverse effect on our results of operations.

Company Strategy

Our objective is to become a leading provider of collaborative supply chain solutions and enterprise-wide ERP to enable small, medium, large and Fortune 1000 companies to optimize their operations associated with the planning, sourcing, manufacture, storage, and distribution of products. Our strategy includes the following key elements:

Leverage and Expand Installed Base of Customers. We currently target businesses in the consumer goods, chemicals and pharmaceuticals, food and beverage, apparel and sewn products, and oil and gas industries. We intend to continue to leverage our installed base of more than 1,300 customers to introduce additional functionality, product upgrades, and complementary modules. In addition, we intend to expand sales to new customers in our existing vertical markets and to target additional vertical markets over time.

Continue to Expand Sales and Marketing. We intend to continue to pursue an increased share of the market for ERP and supply chain management software solutions by expanding our sales and marketing activities. We believe our competitive advantage includes providing a rapid implementation, easy-to-maintain configuration, and quick time-to-benefit across the full spectrum of customer operations. Logility intends to continue building a direct sales force that is focused on selected vertical markets, such as consumer goods, retail and manufacturing supply chains, and New Generation Computing intends to continue to focus on the Apparel, Sewn Goods, and Furniture industries, adding sales and marketing resources when appropriate.

Expand Indirect Channels to Increase Market Penetration. We believe that key relationships with value-added resellers (VARs) will increase sales and expand market penetration of our products and services. For example, on January 23, 2006, Logility was named a SAP® Business One Partner to provide supply chain solutions for the small and midsize business market in the United States. Logility will integrate its Demand Solutions application suite with SAP Business One to drive supply chain improvements for small and midsize businesses (SMB). Demand Solutions will extend the core business automation capabilities of SAP Business One and provide critical supply chain expertise to help customers predict future demand and make informed decisions to optimize inventory turns, customer service levels and profitability. In addition, the acquisition of Demand Management added 9 domestic and 14 international VARs to our indirect channel in fiscal 2005. This experienced global distribution network significantly expands Logility's reach and provides sales, implementation and support resources serving customers in 70 countries.

Maintain Technology Leadership. Logility believes that it is a technology leader in the field of collaborative supply chain optimization solutions and intends to continue to provide innovative, advanced solutions and services to this market. Logility believes that it was one of the earliest providers of supply chain management software solutions on a client-server platform and on Windows, and the first to introduce a collaborative supply chain planning solution that operates over the Internet. Logility intends to continue to develop and introduce new and enhanced products and keep pace with technological developments and emerging industry standards.

Invest Aggressively to Build Market Share. We intend to continue to invest to expand our sales force, research and development efforts, and consulting infrastructure, balanced with our goal of increasing profitability. We believe these investments are necessary to increase our market share and to capitalize on the growth opportunities in the market.

Acquire or Invest in Complementary Businesses, Products and Technologies. We believe that select acquisitions or investments may provide opportunities to broaden our product offering to provide more advanced solutions for our target markets. We will evaluate acquisitions or investments that will provide us with complementary products and technologies, expand our geographic presence and distribution channels, penetrate additional vertical markets with challenges and requirements similar to those we currently meet, and further solidify our leadership position within the supply chain management market.

Focus on Integrated Collaborative Planning and Supply Chain Execution Solution. Logility believes it is one of the few providers of truly integrated supply chain management software solutions addressing demand and supply planning as well as transportation and warehousing logistics requirements. *Logility Voyager Solutions* provides a comprehensive suite for supply chain planning, warehouse and transportation management with collaboration at its core, streamlining business processes between both internal and external trading partners. Logility intends to continue to focus its development initiatives on enhancing its end-to-end solution, expanding its embedded performance management architecture and introducing additional capabilities that complement its integrated solution suite.

Increase Penetration of International Markets. In the fiscal year ended April 30, 2007, we generated 10% of our total revenues from international sales, resulting from marketing relationships with a number of international distributors. The acquisition of Demand Management by Logility added 9 domestic and 14 international VARs to its indirect channel in fiscal 2005. This experienced global distribution network significantly expands Logility's reach and provides sales, implementation and support resources serving customers in 70 countries. We intend to further expand our international presence by creating additional relationships with distributors in South America, Europe, and the Asia/Pacific region.

Expand Strategic Relationships. Logility intends to expand the depth and number of strategic relationships with leading enterprise software, systems integrators and service providers to integrate the *Logility Voyager Solutions* suite into their services and products and to create joint marketing opportunities. Logility has a number of marketing alliances, including those with IBM , and SAP. In addition, Logility has developed a network of international agents who assist in the sale and support of its products. Logility intends to utilize these and future relationships with software and service organizations to enhance its sales and marketing position.

Continue to Focus on Providing High Quality Customer Service. Providing high quality customer service is a critical element of our strategy. We intend to continue to invest in technology and personnel to accommodate the needs of our growing customer base. We will continue to seek new ways to improve service to our customers.

Implement E-Business Strategy. We have launched an e-Business initiative that will enable us to build on current applications while moving toward total Internet-based value chain management. Our e-Business strategy includes products and services designed to enable the optimization of the customer's supply chain and improve collaboration.

Focus on Small, Midsized and Large Business Markets. Our broad product portfolio allows us to address the unique business needs and complexity of a wide range of enterprises from small, midsize and large global operations.

There can be no assurance, however, that we and Logility will be successful in implementing the strategy outlined above.

Employees

As of April 30, 2007, we had 308 full-time employees, including 88 in product research, development and enhancement, 33 in customer support, 102 in professional services, 44 in marketing, sales and sales support, and 41 in accounting, facilities and administration. We believe that our continued success will depend in part on our ability to continue to attract and retain highly skilled technical, marketing and management personnel, who may be in great demand. We believe our employee relations are good. We have never had a work stoppage and no employees are represented under collective bargaining arrangements.

ITEM 1A. RISK FACTORS

A variety of factors may affect our future results and the market price of our stock.

We have included certain forward-looking statements in Management's Discussion and Analysis of Financial Condition and Results of Operations and elsewhere in this Form 10-K. We may also make oral and written forward-looking statements from time to time, in reports filed with the Securities and Exchange Commission, and otherwise. We undertake no obligation to revise or publicly release the results of any revisions to these forward-looking statements based on circumstances or events which occur in the future. Actual results may differ materially from those projected in any such forward-looking statements due to a number of factors, including those set forth below and elsewhere in this Form 10-K.

We operate in a dynamic and rapidly changing environment that involves numerous risks and uncertainties. The following section lists some, but not all, of the risks and uncertainties that may have a material adverse effect on our business, financial condition or results of operations. In that case, the trading price of our securities could decline and you may lose all or part of your investment in our company. This section should be read in conjunction with the audited Consolidated Financial Statements and Notes thereto, and Management's Discussion and Analysis of Financial Condition and Results of Operations included in this report on Form 10-K.

We cannot predict every event and circumstance that may impact our business and, therefore, the risks and uncertainties discussed below may not be the only ones you should consider.

The risks and uncertainties discussed below are in addition to those that apply to most businesses generally. In addition, as we continue to operate our business, we may encounter risks of which we are not aware at this time. These additional risks may cause serious damage to our business in the future, the impact of which we cannot estimate at this time.

RISK FACTORS RELATED TO OUR BUSINESS

Our markets are very competitive, and we may not be able to compete effectively.

The markets for our solutions are very competitive. The intensity of competition in our markets has significantly increased in part as a result of the extended period of economic downturn and uncertainty. We expect this intensity of competition to increase in the future. Our current and potential competitors may make acquisitions of other competitors and may establish cooperative relationships among themselves or with third parties. Any significant consolidation among ERP or supply chain software companies could adversely affect our competitive position. Increased competition has resulted and in the future could result in price reductions, lower gross margins, longer sales cycles and the loss of market share. Each of these developments could have a material adverse effect on our operating performance and financial condition.

Many of our current and potential competitors have significantly greater resources than we do, and therefore, we may be at a disadvantage in competing with them.

We directly compete with other supply chain software vendors, including SAP, I2 Technologies, Lawson Software, Inc., Oracle Corporation, QAD Inc., SAP AG and others. Some of our current and potential competitors have significantly greater financial, marketing, technical and other competitive resources than we do, as well as greater name recognition and a larger installed base of clients. The ERP software market has experienced significant consolidation. This consolidation has included numerous mergers and acquisitions, including takeovers such as the Oracle/Peoplesoft transaction. As a result, some prospective buyers are experiencing reluctance in purchasing applications that could have a short lifespan due to an acquisition resulting in the application's life being abruptly cut short. In addition, increased competition and consolidation in these markets is likely to result in price reductions, reduced operating margins and changes in market share, any one of which could adversely affect us. If customers or prospects want to reduce the number of their software vendors, they may elect to purchase competing products from a larger vendor than us since those larger vendors offer a wider range of products. Furthermore, certain of these larger vendors such as Oracle Corporation may be capable of bundling their software with their database applications, which underlie a significant portion of our installed applications. When we compete with these larger vendors for new customers, we believe that these larger businesses often attempt to use their size as a competitive advantage against us. Oracle Corporation's purchase of Peoplesoft, Inc., Retek Inc., and Siebel Systems, Inc., and other consolidations in the software industry, have fueled uncertainty among customer prospects.

In addition, many of our competitors have well-established relationships with our current and potential clients and have extensive knowledge of our industry. As a result, they may be able to adapt more quickly to new or emerging technologies and changes in client requirements or to devote greater resources to the development, promotion and sale of their products than we can. Some competitors have become more aggressive with their prices and payment terms and issuance of contractual implementation terms or guarantees. We may be unable to continue to compete successfully with new and existing competitors without lowering prices or offering other favorable terms. Furthermore, potential customers may consider outsourcing options, including application service providers, data center outsourcing and service bureaus as alternatives to licensing our software products. Any of these factors could materially impair our ability to compete and have a material adverse effect on our operating performance and financial condition.

In addition, we compete with a variety of more specialized software and services vendors, including:

- Internet (on demand) software vendors;
- single-industry software vendors;
- merging enterprise resource optimization software vendors;
- human resource management software vendors;
- financial management software vendors;

- merchandising software vendors;
- services automation software vendors; and
- outsourced services providers.

As a result, the market for enterprise software applications has been and continues to be intensely competitive. Some competitors are increasingly aggressive with their pricing, payment terms and/or issuance of contractual warranties, implementation terms or guarantees. Third party service companies may offer competing maintenance and implementation services to our customers and thereby reduce our opportunities to provide those services. We may be unable to continue to compete successfully with new and existing competitors without lowering prices or offering other favorable terms to customers. We expect competition to persist and intensify, which could negatively impact our operating results and market share.

The continuing uncertainty in U.S. and global markets may reduce demand for our software and related services, which may negatively affect our revenues and operating results.

Our revenues and profitability depend on the overall demand for our software, professional services and maintenance. Regional and global economic change and uncertainty and political instability in key geographic areas have resulted in companies reducing their spending for technology projects generally and delaying or reconsidering potential purchases of our products and related services. The uncertainty posed by the long-term effects of the war in the Middle East, terrorist activities, related uncertainties and risks, and other geopolitical issues may adversely impact the purchasing decisions of current or potential customers. Future declines in demand for our products or services could adversely affect our revenues and operating results.

We are dependent upon key personnel, and need to attract and retain highly qualified personnel in all areas.

Our future operating results depend significantly upon the continued service of a relatively small number of key senior management and technical personnel, including our Chief Executive Officer, James C. Edenfield. None of our key personnel are bound by long-term employment agreements. The loss of Mr. Edenfield or one or more other key individuals could have an adverse effect on us.

Our future success also depends on our continuing ability to attract and retain other highly qualified managerial and technical personnel. Competition for these personnel is intense, and we have at times experienced difficulty in recruiting and retaining qualified personnel. We may be unable to retain our key managerial and technical employees and we may not be successful in attracting, assimilating and retaining other highly qualified managerial and technical personnel in the future. The failure to attract, train, retain and effectively manage employees could negatively impact our development and sales efforts and cause a degradation of our customer service. In particular, the loss of sales personnel could lead to lost sales opportunities because it can take several months to hire and train replacement sales personnel. If our competitors increase their use of non-compete agreements, the pool of available sales and technical personnel may further narrow in certain areas, even if the non-compete agreements ultimately prove to be unenforceable. We may grant large numbers of stock options to attract and retain personnel, which could be highly dilutive to our stockholders. The volatility or lack of positive performance of our stock price may adversely affect our ability to retain or attract employees. The loss of key management and technical personnel or the inability to attract and retain additional qualified personnel could have an adverse effect on us.

We periodically have restructured our sales force, which can be disruptive.

We continue to rely heavily on our direct sales force. In recent years, we have restructured or made other adjustments to our sales force in response to factors such as product changes, geographical coverage and other internal considerations. Change in the structures of the sales force and sales force management can result in temporary lack of focus and reduced productivity that may affect revenues in one or more quarters. Future restructuring of our sales force could occur, and if so we may again experience the adverse transition issues associated with such restructuring.

We may be required to defer recognition of license revenue for a significant period of time after entering into an agreement, which could negatively impact our results of operations.

We may have to delay recognizing license revenue for a significant period of time based on a variety of factors, including:

- whether the license agreement relates to then-unavailable software products;
- whether transactions include both currently deliverable software products and software products that are under development or other undeliverable elements;
- whether the customer demands services that include significant modifications, customizations or complex interfaces that could delay products delivery or acceptance;
- whether the transaction involves acceptance criteria that may preclude revenue recognition or if there are identified product-related issues, such as known defects; and
- whether the transaction involves payment terms or fees that depend upon contingencies.

These factors and other specific accounting requirements under U.S. Generally Accepted Accounting Principles (GAAP) for software revenue recognition require that we have very precise terms in our license agreements to allow us to recognize revenue when we initially deliver software or perform services. Although we have a standard form of license agreement that we believe meets the criteria under GAAP for current revenue recognition on delivered elements, we negotiate and revise these terms and conditions in many transactions. Therefore, it is possible that from time to time we may license our software or provide services with terms and conditions that do not permit revenue recognition at the time of delivery or even as work on the project is completed.

We are dependent upon the retail industry for a significant amount of our revenues.

Historically, we have a significant portion of our revenues from the license of software products and the sale of collaborative applications that address vertical market opportunities with manufacturers and wholesalers that supply retail customers. The success of our customers is directly linked to economic conditions in the retail industry, which in turn are subject to intense competitive pressures and are affected by overall economic conditions. In addition, we believe that the licensing of certain of our software products involves a large capital expenditure, which is often accompanied by large-scale hardware purchases or other capital commitments. As a result, demand for our products and services could decline in the event of instability or potential downturns in our customers' industries.

We believe the retail industry remains cautious in its level of investment in information technology during the difficult economic cycle of the last few years, and the uncertainty related to the threat of future terrorist attacks and any continued conflict in Iraq. We remain concerned about weak and uncertain economic conditions, consolidations and the disappointing results of retailers in certain markets. The retail industry will be negatively impacted if weak economic conditions or fear of additional terrorist attacks and wars persist for an extended period of time. Weak and uncertain economic conditions have in the past, and may in the future, negatively impact our revenues, including potential deterioration of our maintenance revenue base as customers look to reduce their costs, elongation of our selling cycles, and reduction in the demand for our products. As a result, it is difficult in the current economic environment to predict exactly when specific software licenses will close. In addition, weak and uncertain economic conditions could impair our customers' ability to pay for our products or services. Any of these factors could adversely impact our business, our quarterly or annual operating results and our financial condition.

We also believe that the retail industry may be consolidating, and that the industry is currently experiencing increased competition in certain geographic regions that could negatively impact the industry and our customers' ability to pay for our products and services. Such consolidation has in the past, and may in the future, negatively impact our revenues, reduce the demand for our products and may negatively impact our business, operating results and financial condition.

We may derive a significant portion of our revenues in any quarter from a limited number of large, non-recurring license sales.

We expect to continue to experience from time to time large, individual license sales, which may cause significant variations in quarterly license fees. We also believe that purchasing our products is relatively discretionary and generally involves a significant commitment of a customer's capital resources. Therefore, a downturn in any customer's business could result in order cancellations that could have a significant adverse impact on our revenues and quarterly results. Moreover, declines in general economic conditions could precipitate significant reductions in corporate spending for information technology, which could result in delays or cancellations of orders for our products.

Our lengthy sales cycle makes it difficult to predict quarterly revenue levels and operating results.

Because license and implementation fees for our software products are substantial and the decision to purchase our products typically involves members of our customers' senior management, the sales process for our solutions is lengthy and can exceed one year. Accordingly, the timing of our license revenues is difficult to predict, and the delay of an order could cause our quarterly revenues to fall substantially below our expectations and those of public market analysts and investors. Moreover, to the extent that we succeed in shifting customer purchases away from individual software products and toward more costly integrated suites of software and services, our sales cycle may lengthen, which could increase the likelihood of delays and cause the effect of a delay to become more pronounced. Delays in sales could cause significant shortfalls in our revenues and operating results for any particular period. Also, it is difficult for us to forecast the timing and recognition of revenues from sales of our products because our existing and prospective customers often take significant time evaluating our products before licensing them. The period between initial customer contact and a purchase by a customer may vary from nine months to more than one year. During the evaluation period, prospective customers may decide not to purchase or may scale down proposed orders of our products for various reasons, including:

- reduced demand for enterprise software solutions;
- introduction of products by our competitors;
- lower prices offered by our competitors;
- changes in budgets and purchasing priorities; and
- reduced need to upgrade existing systems.

Our existing and prospective customers routinely require education regarding the use and benefits of our products. This may also lead to delays in receiving customers' orders.

We derive a significant portion of our services revenues from a small number of customers. If these customers were to discontinue the usage of our services or delay their implementation our total revenues would be adversely affected.

We derive a significant portion of our services revenues, and total revenues, from a small number of customers using our services for product enhancement and other optional services. If these customers were to discontinue or delay the usage of these services, or obtain these services from a competitor, our services revenues and total revenues would be adversely affected. Customers may delay or terminate implementation of our services due to budgetary constraints related to economic uncertainty, dissatisfaction with product quality, the difficulty of prioritizing a surplus of information technology projects, changes in business strategy, personnel or priorities, or for other reasons. Such customers may be less likely to invest in additional software in the future and to continue to pay for software maintenance. Since our business relies to a large extent upon sales to existing customers and since maintenance and services revenues are key elements of our revenue base, any reduction in these sales or these maintenance and services payments could have a material adverse effect on our business, results of operations and financial condition.

Services revenues carry lower gross margins than license revenues and an overall increase in services revenues as a percentage of total revenues could have an adverse impact on our business.

Because service revenues have lower gross margins than license revenues, an increase in the percentage of total revenues represented by service revenues could have a detrimental impact on our overall gross margins and could adversely affect operating results. As a result, an increase in services revenues as a percentage of total revenues and a change in the mix between services that are provided by our employees versus services provided by third-party consultants may negatively affect our gross margins.

If our customers elect not to renew maintenance contracts after the initial maintenance period, and the loss of those customers is not offset by new maintenance customers, our maintenance revenues and total revenues would be adversely affected.

Upon the purchase of a software license, our customers typically enter into a maintenance contract with a term from approximately one to three years. If, after this initial maintenance period, customers elect not to renew their maintenance contracts, and we do not offset the loss of those customers by new maintenance customers as a result of new license fees, our maintenance revenues and total revenues would be adversely affected.

We may not be successful in convincing customers to migrate to current or future releases of our products, which may lead to reduced services and maintenance revenues and less future business from existing customers.

Our customers may not be willing to incur the costs or invest the resources necessary to complete upgrades to current or future releases of our products. This may lead to our loss of services and maintenance revenues and future business from customers that continue to operate prior versions of our products or choose to no longer use our products.

We may change our pricing practices, which could adversely impact operating margins or customer ordering patterns.

The intensely competitive markets in which we compete can put pressure on us to reduce our prices. If our competitors offer deep discounts on certain products or services in an effort to recapture or gain market share or to sell other products or services, we may need to lower prices or offer other favorable terms in order to compete successfully. For these and other reasons, in the future, we may choose to make changes to our pricing practices. For example, we may (i) offer additional discounts to customers, (ii) increase (or decrease) the use of pricing that involves periodic fees based on the number of users of a product, or (iii) change maintenance pricing. Such changes could reduce margins or inhibit our ability to sell our products.

If accounting interpretations relating to revenue recognition change or companies we acquire have applied such standards differently than we do or have not applied them at all, our reported revenues could decline or we could be forced to make changes in our business practices or we may incur the expense and risks associated with an audit or restatement of the acquired company's financial statements.

There are several accounting standards and interpretations covering revenue recognition for the software industry. These pronouncements include Statement of Position (SOP) 97-2, *Software Revenue Recognition*, and SOP 98-9, *Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions*. In addition, the Securities and Exchange Commission staff has issued Staff Accounting Bulletin Nos. 101 and 104, which explain how the SEC staff believes existing revenue recognition rules should be applied to or interpreted for transactions not addressed by existing rules. These standards address software revenue recognition matters primarily from a conceptual level and do not include specific implementation guidance. We believe that we currently comply with these standards.

The accounting profession and regulatory agencies continue to discuss various provisions of these pronouncements with the objective of providing additional guidance on their application and with respect to potential interpretations related to so-called "multiple element arrangements" in which a single contract includes a software license, a maintenance services agreement or other "elements" that are bundled together in a total offering to the customer. These discussions and the issuance of new interpretations, once finalized, could lead to unanticipated changes in our current revenue accounting practices, which could change the timing of recognized revenue. They could also drive significant adjustments to our business practices which could result in increased administrative costs, lengthened sales cycles and other changes which could adversely affect our reported revenues and results of operations. In addition, companies we acquire may have historically interpreted software revenue recognition rules differently than we do or may not have been subject to US GAAP as a result of reporting under local GAAP in a foreign country. If we discover that companies we have acquired have interpreted and applied software revenue recognition rules differently than prescribed by US GAAP, we could be required to devote significant management resources, and incur the expense associated with an audit, restatement or other examination of the acquired companies' financial statements.

Serious harm to our business could result if our encryption technology fails to ensure the security of our customers' online transactions.

The secure exchange of confidential information over public networks is a significant concern of consumers engaging in on-line transactions and interaction. Some of our software applications use encryption technology to provide the security necessary to affect the secure exchange of valuable and confidential information. Advances in computer capabilities, new discoveries in the field of cryptography or other events or developments could result in a compromise or breach of the algorithms that these applications use to protect customer transaction data. If any compromise or breach were to occur, it could have a material adverse affect on our business, results of operations and financial condition.

If our customers lose confidence in the security of data on the Internet, our revenues could be adversely affected.

Maintaining the security of computers and computer networks is an issue of critical importance for our customers. Attempts by experienced computer programmers, or hackers, to penetrate client network security or the security of web sites to misappropriate confidential information are currently an industry-wide phenomenon that affects computers and networks across all platforms. Despite efforts to address these risks, actual or perceived security vulnerabilities in our products (or the Internet in general) could lead some customers to seek to reduce or delay future purchases or to purchase competitors' products which are not Internet-based applications. Customers may also increase their spending to protect their computer networks from attack, which could delay adoption of new technologies. Any of these actions by customers could adversely affect our revenues.

We depend on third-party technology which, if it should become unavailable or if it contains defects, could result in increased costs or delays in the production and improvement of our products.

We license critical third-party software products that we incorporate into our own software products. We are likely to incorporate and include additional third-party software into and with our products and solutions as we expand our product offerings. If our relations with any of these third-party software providers are impaired, and if we are unable to obtain or develop a replacement for the software, our business could be harmed. The operation of our products would be impaired if errors occur in the third-party software that we utilize. It may be more difficult for us to correct any defects in third-party software because the software is not within our control. Accordingly, our business could be adversely affected in the event of any errors in this software. There can be no assurance that these third parties will continue to invest the appropriate levels of resources in their products and services to maintain and enhance the capabilities of their software. If the cost of licensing any of these third-party software products significantly increases, our gross margin levels could significantly decrease.

Our future growth depends upon our ability to develop and sustain relationships with complementary vendors to market and implement our software products, and failure to develop and sustain these relationships could have a material adverse affect on our operating performance and financial condition.

We are developing, maintaining and enhancing significant working relationships with complementary vendors, such as software companies, consulting firms, resellers and others that we believe can play important roles in marketing our products and solutions. We are currently investing, and intend to continue to invest, significant resources to develop and enhance these relationships, which could adversely affect our operating margins. We may be unable to develop relationships with organizations that will be able to market our products effectively. Our arrangements with these organizations are not exclusive and, in many cases, may be terminated by either party without cause. Many of the organizations with which we are developing or maintaining marketing relationships have commercial relationships with our competitors. There can be no assurance that any organization will continue its involvement with us and our products. The loss of relationships with important organizations could materially and adversely affect our operating performance and financial condition.

We may be unable to retain or attract customers if we do not develop new products and enhance our current products in response to technological changes and competing products.

As a software company, we have been required to migrate our products and services from mainframe to customer-server to web-based environments. In addition, we have been required to adapt our products to emerging standards for operating systems, databases and other technologies. We will be unable to compete effectively if we are unable to:

- maintain and enhance our technological capabilities to correspond to these emerging environments and standards;
- develop and market products and services that meet changing customer needs; or
- anticipate or respond to technological changes on a cost-effective and timely basis.

A substantial portion of our research and development resources is devoted to product upgrades that address regulatory and support requirements. Only the remainder of our limited research and development resources is available for new products. New products require significant development investment. That investment is further constrained because of the added costs of developing new products that work with multiple operating systems or databases. We face uncertainty when we develop or acquire new products because there is no assurance that a sufficient market will develop for those products. If we do not attract sufficient customer interest in those products, we will not realize a return on our investment and our operating results will be adversely affected.

Our core products face competition from new or revised technologies that may render our existing technology less competitive or obsolete, reducing the demand for our products. As a result, we must continually redesign our products to incorporate these new technologies and to adapt our software products to operate on, and comply with evolving industry standards for hardware and software platforms. Maintaining and upgrading our products to operate on multiple hardware and database platforms reduces our resources for developing new products. Because of the increased costs of developing and supporting software products across multiple platforms, we may need to reduce the number of those platforms. In addition, conflicting new technologies present us with difficult choices of which new technologies to adopt. If we fail to anticipate the most popular platforms or fail to respond adequately to technological developments, or experience significant delays in product development or introduction, our business and operating results will be negatively impacted.

In addition, to the extent we determine that new technologies and equipment are required to remain competitive, the development, acquisition and implementation of such technologies may require us to make significant capital investments. We may not be able to obtain capital for these purposes and investments in new technologies may not result in commercially viable technological products. The loss of revenue and increased costs to us from such changing technologies would adversely affect our business and operating results.

If our products are not able to deliver quick, demonstrable value to our customers, our business could be seriously harmed.

Enterprises are requiring their application software vendors to provide faster times for a return of their investments on their technology investments. We must continue to improve the speed of our implementations and the pace at which our products deliver value or our competitors may gain important strategic advantages over us. If we cannot successfully respond to these market demands, or if our competitors respond more successfully than we do, our business, results of operations and financial condition could be materially and adversely affected.

If we do not maintain software performance across accepted platforms and operating environments, our license and services revenue could be adversely affected.

The markets for our software products are characterized by rapid technological change, evolving industry standards, changes in customer requirements and frequent new product introductions and enhancements. We continuously evaluate new technologies and implement into our products advanced technology. However, if in our product development efforts we fail to accurately address, in a timely manner, evolving industry standards, new technology advancements or important third-party interfaces or product architectures, sales of our products and services will suffer.

Market acceptance of new platforms and operating environments may require us to undergo the expense of developing and maintaining compatible product lines. We can license our software products for use with a variety of popular industry standard relational database management system platforms using different programming languages and underlying databases and architectures. There may be future or existing relational database platforms that achieve popularity in the marketplace and that may or may not be architecturally compatible with our software product design. In addition, the effort and expense of developing, testing, and maintaining software product lines will increase as more hardware platforms and operating systems achieve market acceptance within our target markets. Moreover, future or existing user interfaces that achieve popularity within the business application marketplace may or may not be architecturally compatible with our current software product design. If we do not achieve market acceptance of new user interfaces that we support, or adapt to popular new user interfaces that we do not support, our sales and revenue may be adversely affected. Developing and maintaining consistent software product performance characteristics across all of these combinations could place a significant strain on our resources and software product release schedules, which could adversely affect revenues and results of operations.

We currently do not compete in the software "on demand" or application service provider markets.

Some businesses choose to access enterprise software applications through hosted "on demand" services or application service providers who distribute enterprise software through a hosted subscription service. We do not currently have our own "on demand" hosting program for our products and have had limited success with channel partners who serve as application service providers for customers. If these alternative distribution models gain popularity, we may not be able to compete effectively in this environment.

Our software products and product development are complex, which make it increasingly difficult to innovate, extend our product offerings, and avoid costs related to correction of program errors.

The market for our software products is characterized by rapid technological change, evolving industry standards, changes in customer requirements and frequent new product introductions and enhancements. For instance, existing products can become obsolete and unmarketable when vendors introduce products utilizing new technologies or new industry standards emerge. As a result, it is difficult for us to estimate the life cycles of our software products. There can be no assurance that we will successfully identify new product opportunities, develop and bring new products to the market in a timely and cost-effective manner, or that products, capabilities or technologies developed by our competitors will not render our products obsolete. Our future success will depend in part upon our ability to:

- continue to enhance and expand our core applications;
- continue to sell our products;
- continue to successfully integrate third-party products;
- enter new markets and achieve market acceptance; and
- develop and introduce new products that keep pace with technological developments, including developments related to the Internet, satisfy increasingly sophisticated customer requirements and achieve market acceptance.

Despite testing by us, our software programs, like all software programs generally, may contain a number of undetected errors or "bugs" when we first introduce them or as new versions are released. We do not discover some errors until we have installed the product and our customers have used it. Errors may result in the delay or loss of revenues, diversion of software engineering resources, material non-monetary concessions, negative media attention, or increased service or warranty costs as a result of performance or warranty claims could lead to customer dissatisfaction, resulting in litigation, damage to our reputation, and impaired demand for our products. Correcting bugs may result in increased costs and reduced acceptance of our software products in the marketplace. The effort and expense of developing, testing and maintaining software product lines will increase with the increasing number of possible combinations of:

- vendor hardware platforms;
- operating systems and updated versions;
- application software products and updated versions; and
- database management system platforms and updated versions

Developing consistent software product performance characteristics across all of these combinations could place a significant strain on our development resources and software product release schedules.

If the open source community expands into enterprise application software, our license fee revenues may decline.

The open source community is comprised of many different formal and informal groups of software developers and individuals who have created a wide variety of software and have made that software available for use, distribution and modification, often free of charge. Open source software, such as the Linux operating system, has been gaining in popularity among business users. If developers contribute enterprise application software to the open source community, and that software has competitive features and scale to support business users in our markets, we will need to change our product pricing and distribution strategy to compete successfully.

Implementation of our products can be complex, time-consuming and expensive; customers may be unable to implement our products successfully and we may become subject to warranty or product liability claims, which could be costly to resolve and result in negative publicity.

Our products must integrate with the many existing computer systems and software programs of our customers. This can be complex, time-consuming and expensive, and may cause delays in the deployment of our products. Our customers may be unable to implement our products successfully or otherwise achieve the benefits attributable to our products. Although we test each of our new products and product enhancement releases and evaluate and test the products we obtain through acquisitions before introducing them to the market, there may still be significant errors in existing or future releases of our software products, with the possible result that we may be required to expend significant resources in order to correct such errors or otherwise satisfy customer demands. In addition, defects in our products or difficulty integrating our products with our customers' systems could result in delayed or lost revenues, warranty or other claims against us by customers or third parties, adverse customer reaction and negative publicity about us or our products and services or reduced acceptance of our products and services in the marketplace, any of which could have a material adverse effect on our business, results of operations and financial condition.

Failure to maintain our margins and service rates for implementation services could have a material adverse effect on our operating performance and financial condition.

A significant portion of our revenues is derived from implementation services. If we fail to scope our implementation projects correctly, our services margins may suffer. Implementation services are predominately billed on an hourly or daily basis (time and materials) and sometimes under fixed price contracts. Implementation services billed on an hourly or daily basis and we generally recognize revenue from those services as work is performed. If we are not able to maintain the current service rates for our time and materials implementation services, without corresponding cost reductions, or if the percentage of fixed price contracts increases and we underestimate the costs of our fixed price contracts, our operating performance may suffer. The rates we charge for our implementation services depend on a number of factors, including the following:

- perceptions of our ability to add value through our implementation services;
- complexity of services performed;
- competition;
- pricing policies of our competitors and of systems integrators;
- the use of globally sourced, lower-cost service delivery capabilities within our industry; and
- economic, political and market conditions.

An increase in sales of software products that require customization would result in revenue being recognized over the term of the contract for those products and could have a material adverse effect on our operating performance and financial condition.

Historically, we have been able to recognize software license revenue upon delivery of our solutions and contract execution. Recently, more of our customers and prospects have been asking for unique capabilities in addition to our core capabilities to give them a competitive edge in the market place. These instances could cause us to recognize more of our software license revenue on a contract accounting basis over the course of the delivery of the solution rather than upon delivery and contract execution. The period between initial contact and the completion of the implementation of our products can be lengthy and is subject to a number of factors (over many of which of which we have little or no control) that may cause significant delays. These factors include the size and complexity of the overall project. As a result, a shift toward a higher proportion of software license contracts requiring contract accounting would have a material adverse effect on our operating performance and financial condition and cause our operating results to vary significantly from quarter to quarter.

We sometimes experience delays in product releases, which can adversely affect our business.

Historically, we have issued significant new releases of our software products periodically, with minor interim releases issued more frequently. As a result of the complexities inherent in our software, major new product enhancements and new products often require long development and testing periods before they are released. On occasion, we have experienced delays in the scheduled release date of new or enhanced products, and we cannot provide any assurance that we will achieve future scheduled release dates. The delay of product releases or enhancements, or the failure of such products or enhancements to achieve market acceptance, could materially affect our business and reputation.

We may not receive significant revenues from our current research and development efforts for several years.

Developing and localizing software is expensive, and the investment in product development may involve a long payback cycle. Our future plans include significant investments in software research and development and related product opportunities. We believe that we must continue to dedicate a significant amount of resources to our research and development efforts to maintain our competitive position. However, we do not expect to receive significant revenues from these investments for several years, if at all.

Our past and future acquisitions may not be successful and we may have difficulty integrating acquisitions.

We continually evaluate potential acquisitions of complementary businesses, products and technologies. We have in the past acquired and invested, and may continue to acquire or invest, in complementary companies, products and technologies, and enter into joint ventures and strategic alliances with other companies. Acquisitions, joint ventures, strategic alliances, and investments present many risks, and we may not realize the financial and strategic goals that were contemplated at the time of any transaction. Risks commonly encountered in such transactions include:

- the risk that the acquired company or assets may not further our business strategy or that we paid more than the company or assets were worth;
- the difficulty of assimilating the operations and retaining and motivating personnel of the combined companies;
- the risk that we may not be able to integrate the acquired technologies or products with our current products and technologies;
- the potential disruption of our ongoing business and the diversion of our management's attention from other business concerns;
- the inability of management to maximize our financial and strategic position through the successful integration of acquired businesses;
- adverse impact on our annual effective tax rate;
- dilution of existing equity holders caused by capital stock issuances to the stockholders of acquired companies or stock option grants to retain employees of the acquired companies;
- difficulty in maintaining controls, procedures and policies;
- potential adverse impact on our relationships with partner companies or third-party providers of technology or products;
- the impairment of relationships with employees and customers;
- potential assumption of liabilities of our acquisition targets;
- significant exit or impairment charges if products acquired in business combinations are unsuccessful; and
- issues with product quality, product architecture, legal contingencies, product development issues, or other significant issues that may not be detected through our due diligence process.

Recent changes in the law require the use of the purchase method of accounting in all new business acquisitions. The purchase method of accounting for business combinations may require large write-offs of any in-process research and development costs related to companies being acquired, as well as ongoing amortization costs for other intangible assets valued in combinations of companies. In addition, we will need to periodically measure goodwill for impairment that may result in large future write-offs. Such write-offs and ongoing amortization charges may have a significant negative impact on operating margins and net earnings in the quarter of the combination and for several subsequent years. We may not be successful in overcoming these risks or any other problems encountered in connection with such transactions.

There may be an increase in customer bankruptcies due to weak economic conditions.

We have in the past and may in the future be impacted by customer bankruptcies that occur in periods subsequent to the software license sale. During weak economic conditions there is an increased risk that some of our customers will file bankruptcy. When our customers file bankruptcy, we may be required to forego collection of pre-petition amounts owed and to repay amounts remitted to us during the 90-day preference period preceding the filing. Accounts receivable balances related to pre-petition amounts may in some of these instances be large due to extended payment terms for software license fees, and significant billings for consulting and implementation services on large projects. The bankruptcy laws, as well as the specific circumstances of each bankruptcy, may severely limit our ability to collect pre-petition amounts, and may force us to disgorge payments made during the 90-day preference period. We also face risk from international customers that file for bankruptcy protection in foreign jurisdictions, in that the application of foreign bankruptcy laws may be more difficult to predict. Although we believe that we have sufficient reserves to cover anticipated customer bankruptcies, there can be no assurance that such reserves will be adequate, and if they are not adequate, our business, operating results and financial condition would be adversely affected.

Our international operations and sales subject us to risks associated with unexpected activities outside of the United States.

The global reach of our business could cause us to be subject to unexpected, uncontrollable and rapidly changing events and circumstances in addition to those experienced in locations within the United States. The following factors, among others, could have an adverse impact on our business and earnings:

- failure to properly comply with foreign laws and regulations applicable to our foreign activities including, without limitation, software localization requirements
- failure to properly comply with U.S. laws and regulations relating to the export of our products and services
- compliance with multiple and potentially conflicting regulations in Europe, Asia and North America, including export requirements, tariffs, import duties and other trade barriers, as well as health and safety requirements
- difficulties in managing foreign operations and appropriate levels of staffing
- longer collection cycles
- tariffs and other trade barriers
- seasonal reductions in business activities, particularly throughout Europe
- reduced protection for intellectual property rights in some countries
- proper compliance with local tax laws which can be complex and may result in unintended adverse tax consequences
- anti-American sentiment due to the war with Iraq and other American policies that may be unpopular in certain countries

- increasing political instability, adverse economic conditions and the potential for war or other hostilities in many of these countries
- difficulties in enforcing agreements through foreign legal systems
- fluctuations in exchange rates may affect product demand and may adversely affect the profitability in U.S. dollars of products and services provided by us in foreign markets where payment for our products and services is made in the local currency
- changes in general economic and political conditions in countries where we operate
- potential labor strikes, lockouts, work slowdowns and work stoppages at U.S. and international ports
- restrictions on downsizing operations in Europe and expenses and delays associated with any such activities.

It may become increasingly expensive to obtain and maintain liability insurance.

We contract for insurance to cover a variety of potential risks and liabilities. In the current market, insurance coverage is becoming more restrictive, and when insurance coverage is offered, the deductible for which we are responsible is larger. In light of these circumstances, it may become more difficult to maintain insurance coverage at historical levels, or if such coverage is available, the cost to obtain or maintain it may increase substantially. This may result in our being forced to bear the burden of an increased portion of risks for which we have traditionally been covered by insurance, which could negatively impact our results of operations.

We have limited protection of intellectual property and proprietary rights and may potentially infringe third-party intellectual property rights.

We consider certain aspects of our internal operations, software and documentation to be proprietary, and rely on a combination of copyright, trademark and trade secret laws; confidentiality agreements with employees and third parties; and protective contractual provisions such as those contained in our license agreements with consultants, vendors, partners and customers and other measures to protect this information. Existing copyright laws afford only limited protection. We believe that the rapid pace of technological change in the computer software industry has made trade secret and copyright protection less significant than factors such as:

- knowledge, ability and experience of our employees
- frequent software product enhancements
- customer education
- timeliness and quality of support services.

Our competitors may independently develop technologies that are substantially equivalent or superior to our technology. The laws of some countries in which our software products are or may be licensed do not protect our software products and intellectual property rights to the same extent as the laws of the United States.

We generally enter into confidentiality or license agreements with our employees, customers, consultants, and vendors. These agreements control access to and distribution of our software, documentation, and other proprietary information. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our products, obtain and use information that we regard as proprietary, or develop similar technology through reverse engineering or other means. Preventing or detecting unauthorized use of our products is difficult. There can be no assurances that the steps we take will prevent misappropriation of our technology or that our license agreements will be enforceable. In addition, we may resort to litigation to enforce our intellectual property rights, to protect our trade secrets, to determine the validity and scope of others' proprietary rights, or to defend against claims of infringement or invalidity in the future. Such litigation could result in significant costs or the diversion of resources. This could materially adversely affect our business, operating results and financial condition.

Third parties may assert infringement claims against us. Although we do not believe that our products infringe on the proprietary rights of third parties, we cannot guarantee that third parties will not assert or prosecute infringement or invalidity claims against us. These assertions could distract management, require us to enter into royalty arrangements, and could result in costly and time consuming litigation, including damage awards. Such assertions or defense of such claims may materially adversely affect our business, operating results, or financial condition. In addition, such assertions could result in injunctions against us. Injunctions that prevent us from distributing our products would have a material adverse effect on our business, operating results, and financial condition. If third parties assert such claims against us, we may seek to obtain a license to use such intellectual property rights. There can be no assurance that such a license would be available on commercially reasonable terms.

We may experience liability claims arising out of the licensing of our software and provision of services.

Our agreements normally contain provisions designed to limit our exposure to potential liability claims. However, these provisions could be invalidated by unfavorable judicial decisions or by federal, state, local or foreign laws or ordinances. For example, we may not be able to avoid or limit liability for disputes relating to product performance or the provision of services. If a claim against us were to be successful, we may be required to incur significant expense and pay substantial damages. Even if we prevailed, the accompanying publicity could adversely impact the demand for our products and services.

We also rely on certain technology that we license from third parties, including software that is integrated with our internally developed software. Although these third parties generally indemnify us against claims that their technology infringes on the proprietary rights of others, such indemnification is not always available for all types of intellectual property. Often such third-party indemnifiers are not well capitalized and may not be able to indemnify us in the event that their technology infringes on the proprietary rights of others. As a result, we may face substantial exposure in the event that technology we license from a third-party infringes on another party's proprietary rights. Defending such infringement claims, regardless of their validity, could result in significant cost and diversion of resources.

Concerns that our products do not adequately protect the privacy of consumers could inhibit sales of our products.

One of the features of our software applications is the ability to develop and maintain profiles of customers for use by businesses. Typically, these products capture profile information when customers and employees visit an Internet web site and volunteer information in response to survey questions concerning their backgrounds, interests and preferences. Our products augment these profiles over time by collecting usage data. Although we have designed our products to operate with applications that protect user privacy, privacy concerns may nevertheless cause visitors to resist providing the personal data necessary to support this profiling capability. If we cannot adequately address customers' privacy concerns, these concerns could seriously harm our business, financial condition and operating results.

We face risks associated with the security of our products.

We have included security features in certain of our Internet browser-enabled products that are intended to protect the privacy and integrity of customer data. Despite these security features, our products may be vulnerable to break-ins and similar problems caused by Internet users. Such break-ins and other disruptions could jeopardize the security of information stored in and transmitted through the computer systems of our customers. Break-ins include such things as hackers bypassing firewalls and accessing confidential information. Addressing problems caused by such break-ins may have a material adverse effect on our business.

Although our license agreements with our customers contain provisions designed to limit our exposure as a result of the defects listed above, such provisions may not be effective. Existing or future Federal, state, or local laws or ordinances or unfavorable judicial decisions could affect their enforceability. To date, we have not experienced any such product liability claims, but there can be no assurance that this will not occur in the future. Because our products are used in essential business applications, a successful product liability claim could have a material adverse effect on our business, operating results, and financial condition. Additionally, defending such a suit, regardless of its merits, could entail substantial expense and require the time and attention of key management.

Growth in our operations could increase demands on our managerial and operational resources.

If the scope of our operating and financial systems and the geographic distribution of our operations and customers increase dramatically, it may increase demands on our management and operations. Our officers and other key employees will need to implement and improve our operational, customer support and financial control systems and effectively expand, train and manage our employee base.

Further, we may be required to manage an increasing number of relationships with various customers and other third parties. We may not be able to manage future expansion successfully, and our inability to do so could harm our business, operating results and financial condition.

Our business is subject to changing regulation of corporate governance and public disclosure that has increased both our costs and the risk of noncompliance.

Because our common stock and the common stock of our subsidiary, Logility, are publicly traded, we and Logility are subject to certain rules and regulations of federal, state and financial market exchange entities charged with the protection of investors and the oversight of companies whose securities are publicly traded. These entities, including the Public Company Accounting Oversight Board, the Securities and Exchange Commission and NASDAQ, have recently issued new requirements and regulations and continue to develop additional regulations and requirements in response to laws enacted recently by Congress, most notably the Sarbanes-Oxley Act of 2002. Our efforts to comply with these new regulations have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities.

In particular, our efforts to comply with Section 404 of the Sarbanes-Oxley Act of 2002 and the related regulations regarding our required assessment of our internal control over financial reporting and our independent registered public accounting firm's audit of that assessment have required, and continue to require, the commitment of significant financial and managerial resources. Moreover, because these laws, regulations and standards are subject to varying interpretations, their application in practice may evolve over time as new guidance becomes available. This evolution may result in continuing uncertainty regarding compliance matters and additional costs necessitated by ongoing revisions to our disclosure and governance practices.

If in the future we are unable to assert that our internal control over financial reporting is effective as of the end of the then current fiscal year (or, if our independent registered public accounting firm is unable to attest that our management's report is fairly stated or they it is unable to express an opinion on the effectiveness of our internal controls over financial reporting), we could lose investor confidence in the accuracy and completeness of our financial reports, which would have a negative market reaction.

It may become increasingly expensive to obtain and maintain insurance.

We obtain insurance to cover a variety of potential risks and liabilities. In the current market, insurance coverage has become more restrictive, and when insurance coverage is offered, the deductible for which we are responsible is larger and premiums have increased substantially. As a result, it may become more difficult to maintain insurance coverage at historical levels, or if such coverage is available, the cost to obtain or maintain it may increase substantially. This may result in our being forced to bear the burden of an increased portion of risks for which we have traditionally been covered by insurance, which could have a material effect on our operating performance and financial condition.

RISKS RELATED TO OUR STOCK PRICE

We could experience fluctuations in quarterly operating results that could adversely impact our stock price.

It is difficult to predict our revenues and operating results, which have varied widely from quarter to quarter in the past. We expect they will continue to vary significantly from quarter to quarter due to a number of factors, many of which are outside our control. We base our expense levels, operating costs and hiring plans on projections of future revenues, and it is difficult for us to rapidly adjust when actual results do not match our projections. A failure to meet expectations of revenues could adversely affect the price of our stock. License revenues in any quarter depend substantially on the combined contracting activity of the American Software group of companies and our ability to recognize revenues in that quarter in accordance with our revenue recognition policies. Our contracting activity is difficult to forecast for a variety of reasons, including the following:

- we complete a significant portion of our license agreements within the last few weeks of each quarter
- our sales cycle is relatively long and variable because of the complex and mission-critical nature of our products
- the size of our license transactions can vary significantly
- the possibility of adverse global political conditions and economic downturns, both domestic and international, characterized by decreased product demand, price erosion, technological shifts, work slowdowns and layoffs, may substantially reduce customer demand and contracting activity
- customers may unexpectedly postpone or cancel anticipated system replacement or new system evaluations and implementation due to changes in their strategic priorities, project objectives, budgetary constraints, internal purchasing processes or company management
- customer evaluations and purchasing processes vary from company to company, and a customer's internal approval and expenditure authorization process can be difficult and time consuming, even after selection of a vendor
- the number, timing and significance of software product enhancements and new software product announcements by us and by our competitors may affect purchase decisions.

Variances or slowdowns in our licensing activity in prior quarters may affect current and future consulting, training and maintenance revenues since these revenues typically follow license fee revenues. Our ability to maintain or increase services revenues primarily depends on our ability to increase the number and size of our licensing agreements. In addition, we base our budgeted operating costs and hiring plans primarily on our projections of future revenues. Because our expense levels are relatively fixed in the near term, if our actual revenues fall below projections in any particular quarter, our business, operating results, and financial condition could be materially adversely affected.

Our stock price is volatile and there is a risk of litigation.

The trading price of our common stock has in the past and may in the future be subject to wide fluctuations in response to factors such as the following:

- revenue or results of operations in any quarter failing to meet the expectations, published or otherwise, of the investment community
- reduced investor confidence in equity markets, due in part to corporate collapses in recent years

- speculation in the press or analyst community
- wide fluctuations in stock prices, particularly with respect to the stock prices for other technology companies
- announcements of technological innovations by us or our competitors
- new products or the acquisition of significant customers by us or our competitors
- developments with respect to our copyrights or other proprietary rights or those of our competitors
- changes in interest rates
- changes in investors' beliefs as to the appropriate price-earnings ratios for us and our competitors
- changes in recommendations or financial estimates by securities analysts who track our common stock or the stock of other software companies
- changes in management
- sales of common stock by our controlling stockholders, directors and executive officers
- rumors or dissemination of false or misleading information, particularly through Internet chat rooms, instant messaging, and other rapid-dissemination methods
- conditions and trends in the software industry generally
- the announcement of acquisitions or other significant transactions by us or our competitors
- adoption of new accounting standards affecting the software industry
- general market conditions
- domestic or international terrorism and other factors
- the other factors described in these "Risk Factors."

Fluctuations in the price of our common stock may expose us to the risk of securities class action lawsuits. Although no such lawsuits are currently pending against us and we are not aware that any such lawsuit is threatened to be filed in the future, there is no assurance that we will not be sued based on fluctuations in the price of our common stock. Defending against such suits could result in substantial cost and divert management's attention and resources. In addition, any settlement or adverse determination of such lawsuits could subject us to significant liability.

Our principal shareholders may control our management decisions.

James C. Edenfield, Chief Executive Officer of the Company, and Thomas L. Newberry, Chairman of the Board of Directors, own 100% of our outstanding Class B common stock between them, giving them the right to elect a majority of the Board of Directors. Mr. Edenfield and Dr. Newberry have reported in filings with the Securities and Exchange Commission that they constitute a group, for voting purposes. Mr. Edenfield, Dr. Newberry and members of their immediate families currently constitute four of the seven members of the Board and, thus, have significant influence in directing the actions of the Board of Directors and all other matters requiring approval by shareholders, including the approval of mergers and other business combinations.

Future sales of substantial amounts of our common stock could cause our stock price to decline.

Sales of substantial amounts of our common stock in the public market, or the perception that such sales may occur, could cause the market price of our common stock to decline. Current directors and executive officers of the Company as a group beneficially own approximately 6.1% of our Class A common stock as of June 30, 2007. Sales of substantial amounts of our common stock in the public market by these persons, or the perception that such sales may occur, could cause the market price of our common stock to decline and could impair our ability to raise capital through the sale of additional equity securities.

Both the Company and our subsidiary, Logility, are "controlled companies" within the meaning of NASDAQ rules and, as a result, qualifies for, and relies on, exemptions from certain corporate governance requirements.

Because the Company is controlled by its Class B shareholders who act as a group, and the Company controls a majority of the issued and outstanding shares of common stock of Logility, both the Company and Logility are "controlled companies" within the meaning of the rules governing companies with stock quoted on The NASDAQ National Market. Under these rules, a company of which more than 50% of the voting power is held by an individual, a group or another company is a "controlled company" and is exempt from certain corporate governance requirements, including requirements that (1) a majority of the board of directors consist of independent directors, (2) compensation of officers be determined or recommended to the board of directors by a majority of its independent directors or by a compensation committee that is composed entirely of independent directors and (3) director nominees be selected or recommended for selection by a majority of the independent directors or by a nominating committee composed solely of independent directors. The Company's and Logility's Boards of Directors do not have a majority of independent directors, and their compensation committees are not required to consist entirely of independent directors. Neither the Company Board nor the Logility Board is required to have a nominating committee, and they have not chosen to establish nominating committees. According, the procedures for approving significant corporate decisions for the Company and for Logility are not subject to the same corporate governance requirements as non-controlled companies with stock quoted on The NASDAQ National Market.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None

ITEM 2. PROPERTIES

Our corporate headquarters are located in an approximately 100,000 square foot office building that we own, at 470 East Paces Ferry Road, N.E., Atlanta, Georgia. We own a four-story 42,000 square foot building at 3110 Maple Drive, a one-story 1,400 square foot building at 3116 Maple Drive and a one-story 14,000 square foot building at 3120 Maple Drive, each in Atlanta, Georgia.

We lease approximately 1,800 square feet of office space in the United Kingdom. We have also entered into leases for sales offices located in various cities in the United States and overseas. We believe our existing facilities are adequate for our current needs and that suitable additional or substitute space will be available as needed on commercially reasonable terms.

ITEM 3. LEGAL PROCEEDINGS

Many of our installations involve products that are critical to the operations of our clients' businesses. Any failure in our products could result in a claim for substantial damages against us, regardless of our responsibility for such failure. Although we attempt to limit contractually our liability for damages arising from product failures or negligent acts or omissions, there can be no assurance that the limitations of liability contained in our contracts will be enforceable in all instances. We are not currently a party to any material legal proceeding that would require disclosure under this Item.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

There were no matters submitted to a vote of shareholders during the fourth quarter of our recently completed fiscal year.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS, AND ISSUER PURCHASES OF EQUITY SECURITIES

Trading Market

Our Class A Common Shares are listed on the Nasdaq Stock Market—National Market under the symbol AMSWA. As of July 10, 2007, there were over 10,000 holders of Class A Common Shares who held their stock either individually or in nominee or "street" names through various brokerage firms, and two holders of Class B Common Shares.

Market Price Information

The table below presents the quarterly high and low sales prices for American Software, Inc. Class A common stock as reported by NASDAQ, for the Company's last two fiscal years 2007 and 2006, as well as the amount of cash dividends declared in each quarter.

	High	Low	Cash Dividends Declared
Fiscal Year 2007			
First Quarter	$ 7.48	$ 5.75	$ 0.07
Second Quarter	7.20	5.55	0.08
Third Quarter	8.25	6.74	0.08
Fourth Quarter	9.05	6.95	0.08
Fiscal Year 2006			
First Quarter	$ 6.10	$ 5.01	$ 0.07
Second Quarter	6.13	4.35	0.07
Third Quarter	7.25	5.10	0.07
Fourth Quarter	7.41	6.55	0.07

Equity Compensation Plans

The following table discloses information regarding the Company's equity compensation plans as of April 30, 2007:

Plan Category	Number of Securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-Average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in the first column)
Equity Compensation Plans approved by security holders	3,089,462	$4.41	223,353

Dividends

On August 29, 2006, our Board of Directors approved a 14% increase to the Company's quarterly dividend from $0.07 to $0.08 per share. We currently expect to declare and pay cash dividends at this level on a quarterly basis in the future. The continuation of this policy, and payment of future cash dividends, will be at the sole discretion of the Board of Directors. In exercising this discretion, the Board of Directors will consider our profitability, financial condition, cash requirements, future prospects and other relevant factors.

Stock Price Performance Graph

The graph below reflects the cumulative stockholder return on the Company's shares compared to the return of the Nasdaq Composite Index and a peer group index on a quarterly basis. The graph reflects the investment of $100 on April 30, 2002 in the Company's stock, the Nasdaq Stock Market-US Companies ("Nasdaq Composite Index") and in the Nasdaq Computer Index, a published industry peer group index. The Nasdaq Computer Index consists of 538 companies, including computer hardware and software companies that furnish computer programming and data processing services, and firms that produce computers, office equipment, and electronic component/accessories. The total cumulative dollar returns shown below represent the value that such investments would have had on April 30, 2007.


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American Software
NASDAQ Composite
NASDAQ Computer Index

	FY2002	FY2003	FY2004	FY2005	FY2006	FY2007
American Software	$100	$112	$176	$161	$223	$267
Nasdaq Composite	100	87	114	114	138	150
Nasdaq Computer Index	100	85	107	107	125	138

Purchases of Equity Securities by the Company

The following table summarizes repurchases of our stock in the quarter ended April 30, 2007:

Fiscal Period	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs*
February 1, 2007 through February 28, 2007	0	$0.00	0	1,752,768
March 1, 2007 through March 31, 2007	0	$0.00	0	1,752,768
April 1, 2007 through April 30, 2007	0	$0.00	0	1,752,768
Total Fiscal 2007 Fourth Quarter	0	$0.00	0	1,752,768

* The above share purchase authority was approved by the Board of Directors on August 19, 2002, when the Board approved a resolution authorizing the Company to repurchase up to 2.0 million shares of Class A common stock. This action was announced on August 22, 2002. The authorization has no expiration date.

The following table summarizes repurchases of stock made by our Logility subsidiary in the quarter ended April 30, 2007:

Fiscal Period	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs*
February 1, 2007 through February 28, 2007	0	$0.00	0	268,896
March 1, 2007 through March 31, 2007	0	$0.00	0	268,896
April 1, 2007 through April 30, 2007	0	$0.00	0	268,896
Total Fiscal 2007 Fourth Quarter	0	$0.00	0	268,896

* The above share purchase authority was approved by the Logility Board of Directors in December 1997 and in February 2003, when the Logility Board approved resolutions authorizing Logility to repurchase an aggregate of up to 1.55 million shares of common stock. These actions were announced in December 1997 and on February 19, 2003, respectively. The authorizations have no expiration dates.

Transfer Agent

American Stock Transfer & Trust Company
10150 Mallard Creek Road, Suite 307
Charlotte, NC 28262
Phone: (718) 921-8520
http://www.amstock.com

Inquiries regarding stock transfers, lost certificates or address changes should be directed to the above address.

Market Makers

The following firms make a market in the Class A common shares of American Software, Inc:

Archipelago Stock Exchange
Automated Trading Desk
Cantor, Fitzgerald & Co.
Citadel Derivatives Group LLC
Citigroup Global Markets Inc.
Credit Suisse Securities USA
Davenport & Company LLC
Direct Edge ECN LLC
Domestic Securities, Inc.
E*Trade Capital Markets LLC
Hudson Securities, Inc.
ICAP Corporates LLC
Knight Equity Markets, L.P.
Morgan, Keegan & Company
Nasdaq Execution Services LLC
National Stock Exchange
SunTrust Capital Markets Inc
Susquehanna Capital Group
UBS Securities LLC

ITEM 6. SELECTED CONSOLIDATED FINANCIAL DATA

The selected consolidated financial data presented below as of and for the years ended April 30, 2007, 2006, 2005, 2004, and 2003 is derived from our audited consolidated financial statements. On September 30, 2004, we purchased Demand Management Inc. ("DMI"). DMI's operations have been included herein since October 2004.

Consolidated Statements of Operations Data:

	Years Ended April 30,				
	2007	2006	2005	2004	2003
	(In thousands, except per share data)				
Revenues:					
License fees	$ 21,080	$ 17,885	$ 12,310	$12,353	$12,485
Services and other	36,258	34,693	32,771	24,407	26,933
Maintenance	27,029	24,052	19,463	17,898	19,884
Total revenues	84,367	76,630	64,544	54,658	59,302
Cost of revenues:					
License fees	6,169	4,147	4,191	4,322	4,107
Services and other	25,105	26,047	22,718	16,747	18,698
Maintenance	7,324	6,590	5,729	4,678	5,522
Write-down of capitalized computer software	—	—	703	—	—
Total cost of revenues	38,598	36,784	33,341	25,747	28,327
Gross margin	45,769	39,846	31,203	28,911	30,975
Operating expenses:					
Research and development costs	7,555	6,709	4,948	4,203	5,116
Sales and marketing expense	14,079	13,796	12,344	11,459	11,636
General and administrative expenses	13,774	12,986	10,768	9,068	9,287
(Recovery)/provision for doubtful accounts	(18)	(3)	392	191	414
Amortization of acquisition-related intangibles	350	350	204	—	—
Total operating expenses	35,740	33,838	28,656	24,921	26,453
Operating income	10,029	6,008	2,547	3,990	4,522
Other income, net	4,676	3,573	2,282	2,055	1,286
Earnings from continuing operations before income taxes	14,705	9,581	4,829	6,045	5,808
Income tax expense	(5,496)	(3,631)	(1,623)	(82)	—
Minority interest income / (expense)	(776)	(931)	78	(246)	(306)
Earnings from continuing operations	8,433	5,019	3,284	5,717	5,502
Discontinued operations—gain on sale of discontinued segment	—	—	—	—	2,084
Net earnings	$ 8,433	$ 5,019	$ 3,284	$ 5,717	$ 7,586
Earnings per common share (a)					
Basic:					
Continuing operations	$ 0.34	$ 0.21	$ 0.14	$ 0.25	$ 0.25
Discontinued operations	—	—	—	—	0.09
	$ 0.34	$ 0.21	$ 0.14	$ 0.25	$ 0.34
Diluted:					
Continuing operations	$ 0.33	$ 0.20	$ 0.13	$ 0.23	$ 0.24
Discontinued operations	—	—	—	—	0.09
	$ 0.33	$ 0.20	$ 0.13	$ 0.23	$ 0.33
Weighted average common shares—Basic	24,616	24,086	23,734	22,851	22,411
Diluted	25,761	25,099	24,474	24,640	23,132
Cash dividends declared	$ 0.31	$ 0.28	$ 0.28	$ 0.24	$ —
Consolidated Balance Sheet Data:					
Cash and cash equivalents	$ 45,627	$ 29,425	$ 31,147	$37,530	$30,724
Investments—short and long term	$ 27,142	$ 33,223	$ 27,914	$28,836	$29,853
Working capital	$ 63,351	$ 55,048	$ 48,205	$59,961	$54,236
Total assets	$117,816	$109,889	$104,344	$97,236	$94,340
Total long-term lease obligation and debt	$ —	$ —	$ —	$ —	$ —
Shareholders' equity	$ 82,731	$ 79,372	$ 77,777	$76,453	$72,978

(a) Basic per share amounts are the same for Class A and Class B shares. Diluted per share amounts for Class A shares are shown above. Diluted per share for Class B shares under the two-class method are $0.34, $0.21, $0.14, $0.25 and $0.25 for the years ended April 30, 2007, 2006, 2005, 2004 and 2003, respectively. See Note 1(s) of the Consolidated Financial Statements.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with "Item 6. Selected Financial Data" and "Item 8. Financial Statements and Supplementary Data". This discussion contains forward-looking statements relating to our future financial performance, business strategy, financing plans and other future events that involve uncertainties and risks. You can identify these statements by forward-looking words such as "anticipate," "intend," "plan," "continue," "could," "grow," "may," "potential," "predict," "strive," "estimate," "believe," "expect" and similar expressions that convey uncertainty of future events or outcomes. Any forward-looking statements herein are made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995. Our actual results could differ materially from the results anticipated by these forward-looking statements as a result of many known and unknown factors that are beyond our ability to control or predict, including but not limited to those discussed above in "Risk Factors" and elsewhere in this report. See also "Special Cautionary Notice Regarding Forward-Looking Statements" at the beginning of "Item 1. Business."

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

We have based the following discussion and analysis of financial condition and results of operations on our financial statements, which we have prepared in accordance with U.S. generally accepted accounting principles. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Note 1 in the Notes to the Consolidated Financial Statements for the fiscal year ended April 30, 2007, describes the significant accounting policies that we have used in preparing our financial statements. On an ongoing basis, we evaluate our estimates, including, but not limited to those related to revenue/vendor specific object evidence (VSOE), bad debts, capitalized software costs, goodwill, intangible asset impairment, income taxes and contingencies. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Our actual results could differ materially from these estimates under different assumptions or conditions.

We believe the critical accounting policies listed below affect significant judgments and estimates used in the preparation of the financial statements.

Revenue Recognition. We recognize revenue in accordance with Statement of Position (SOP) 97-2, *Software Revenue Recognition,* and SOP 98-9, *Software Revenue Recognition with Respect to Certain Transactions.* We recognize license revenues in connection with license agreements for standard proprietary software upon delivery of the software, provided we deem collection to be probable, the fee is fixed or determinable, there is evidence of an arrangement, and vendor specific objective evidence exists with respect to any undelivered elements of the arrangement. We generally bill maintenance fees annually in advance and recognize the resulting revenues ratably over the term of the maintenance agreement. We derive revenues from services which primarily include consulting, implementation, and training. We bill for these services primarily under time and materials arrangements and recognize fees as we perform the services. Deferred revenues represent advance payments or billings for software licenses, services, and maintenance billed in advance of the time we recognize revenues. We record revenues from sales of third-party products in accordance with Emerging Issues Task Force Issue 99-19, *Reporting Revenue Gross as a Principal versus Net as an Agent* (EITF 99-19). Furthermore, in accordance with EITF 99-19, we evaluate sales through our indirect channel on a case-by-case basis to determine whether the transaction should be recorded gross or net, including but not limited to assessing whether or not the Company 1) acts as principal in the transaction, 2) takes title to the products, 3) has risks and rewards of ownership, such as the risk of loss for collection, delivery, or returns, and 4) acts as an agent or broker with compensation on a commission or fee basis. Accordingly, our sales through the DMI channel are typically recorded gross.

Generally, our software products do not require significant modification or customization. Installation of the products is routine and is not essential to the functionality of the product. Our sales frequently include maintenance contracts and professional services with the sale of our software licenses. We have established vendor-specific objective evidence of fair value (VSOE) for our maintenance contracts and professional services. We determine fair value based upon the prices we charge to customers when we sell these elements separately. We defer maintenance revenues, including those sold with the initial license fee, based on VSOE, and recognize the revenue ratably over the maintenance contract period. We recognize consulting and training service revenues, including those sold with license fees, as we perform the services based on their established VSOE. We determine the amount of revenue we allocate to the licenses sold with services or maintenance using the "residual method" of accounting. Under the residual method, we allocate the total value of the arrangement first to the undelivered elements based on their VSOE and allocate the remainder to license fees.

Allowance for Doubtful Accounts. We maintain allowances for doubtful accounts for estimated losses resulting from the inability of customers to make required payments. If the financial condition of these customers were to deteriorate, resulting in an impairment of their ability to make payments, we may require additional allowances or we may defer revenue until we determine that collectibility is probable. We specifically analyze accounts receivable and historical bad debts, customer creditworthiness, current economic trends and changes in customer payment terms when we evaluate the adequacy of the allowance for doubtful accounts.

Valuation of Long-Lived and Intangible Assets. In accordance with Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets* ("SFAS No. 142"), we do not amortize goodwill and other intangible assets with indefinite lives. Our goodwill is subject to annual impairment tests, which require us to estimate the fair value of our business compared to the carrying value. The impairment reviews require an analysis of future projections and assumptions about our operating performance. Should such review indicate the assets are impaired, we would record an expense for the impaired assets.

In accordance with Financial Accounting Standards Board Statement No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets,* ("SFAS No. 144"), long-lived assets, such as property and equipment and intangible assets, are reviewed for impairment whenever events or changes in circumstances indicated that the carrying amount of an asset may not be recoverable. Recoverability would be measured by a comparison of the carrying amount of an asset to the estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized in the amount by which the carrying amount of the asset exceeds the fair value of the asset. The determination of estimated future cash flows, however, requires management to make estimates. Future events and changes in circumstances may require us to record a significant impairment charge in the period in which such events or changes occur. Impairment testing requires considerable analysis and judgment in determining results. If other assumptions and estimates were used in our evaluations, the results could differ materially.

Annual tests or other future events could cause us to conclude that impairment indicators exist and that our goodwill and intangible assets are impaired. For example, if we had reason to believe that our recorded goodwill and intangible assets had become impaired due to decreases in the fair market value of the underlying business, we would have to take a charge to income for that portion of goodwill or intangible assets that we believed was impaired. Any resulting impairment loss could have a material adverse impact on our financial position and results of operations. At April 30, 2007, our goodwill balance was $11.2 million and our intangible assets with definite lives balance was $1.5 million, net of accumulated amortization.

Valuation of Capitalized Software Assets. We capitalize certain computer software development costs in accordance with SFAS No. 86, *Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed.* Costs incurred internally to create a computer software product or to develop an enhancement to an existing product are charged to expense when incurred as research and development expense until technological feasibility for the respective product is established. Thereafter, all software development costs are capitalized and reported at the lower of unamortized cost or net realizable value. Capitalization ceases when the product or enhancement is available for general release to customers. We make ongoing evaluations of the recoverability of our capitalized software projects by comparing the amount capitalized for each product to the estimated net realizable value of the product. If such evaluations indicate that the unamortized software development costs exceed the net realizable value, we write-off the amount by which the unamortized software development costs exceed net realizable value. Any resulting impairment loss could have a material adverse impact on our financial position and results of operations. At April 30, 2007, our capitalize software balance was $6.1 million, net of accumulated amortization. We amortize capitalized computer software development costs ratably based on the projected revenues associated with the related software or on a straight-line basis over three years, whichever method results in a higher level of amortization. At April 30, 2007, our capitalized software balance was $6.1 million, net of accumulated amortization.

Income Taxes. We provide for the effect of income taxes on our financial position and results of operations in accordance with Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. Under this accounting pronouncement, income tax expense is recognized for the amount of income taxes payable or refundable for the current year and for the change in net deferred tax assets or liabilities resulting from events that are recorded for financial reporting purposes in a different reporting period than recorded in the tax return. Management must make significant assumptions, judgments and estimates to determine our current provision for income taxes and also our deferred tax assets and liabilities and any valuation allowance to be recorded against our net deferred tax asset. Our judgments, assumptions and estimates relative to the current provision for income tax take into account current tax laws, our interpretation of current tax laws, allowable deductions, tax planning strategies, projected tax credits and possible outcomes of current and future audits conducted by foreign and domestic tax authorities. Changes in tax law or our interpretation of tax laws and the resolution of current and future tax audits could significantly impact the amounts provided for income taxes in our financial position and results of operations. Our assumptions, judgments and estimates relative to the value of our net deferred tax asset take into account our expectations of the amount and category of future taxable income. Actual operating results and the underlying amount and category of income in future years, which could significantly increase tax expense, could render inaccurate our current assumptions, judgments and estimates of recoverable net deferred taxes.

RESULTS OF OPERATIONS

The following table sets forth certain revenue and expense items as a percentage of total revenues for the three years ended April 30, 2007, 2006, and 2005 and the percentage increases and decreases in those items for the years ended April 30, 2007 and 2006:

	Percentage of Total Revenues			Pct. Change in Dollars	Pct. Change in Dollars
	2007	2006	2005	2007 vs 2006	2006 vs 2005
Revenues:					
License	25%	23%	19%	18%	45%
Services and other	43	45	51	5	6
Maintenance	32	32	30	12	24
Total revenues	100	100	100	10	19
Cost of revenues:					
License	7	5	7	49	(1)
Services and other	30	34	35	(4)	15
Maintenance	9	9	9	11	15
Write-down of capitalized computer software development costs	—	—	1	nm	nm
Total cost of revenues	46	48	52	5	10
Gross margin	54	52	48	15	28
Research and development	9	9	8	13	36
Sales and marketing	17	18	19	2	12
General and administrative	16	17	16	6	21
Amortization of acquisition-related intangibles	—	—	—	—	72
(Recovery)/provision for doubtful accounts	—	—	1	nm	(101)
Total operating expenses	42	44	44	6	18
Operating income	12	8	4	67	136
Other income:					
Interest income	3	2	2	47	41
Other, net	2	3	2	(3)	89
Charge for investment impairment	—	—	—	(100)	181
Earnings before income taxes and minority interest	17	13	8	53	98
Income tax expense	(7)	(5)	(3)	51	124
Minority interest income / (expense)	(1)	(1)	—	nm	nm
Net earnings	9%	7%	5%	68%	53%

nm—not meaningful

Economic Overview

Corporate capital spending trends and commitments are the primary determinants of the size of the market for business software. Corporate capital spending is, in turn, a function of general economic conditions in the U.S. and abroad. In recent years, the overall information technology spending is relatively weak when compared to the period prior to the last economic downturn.

However, we believe information technology spending has incrementally improved in the recent years due to increased global competition forces companies to improve productivity by upgrading their technology environment systems. Although this improvement could slow or regress at any time, we believe that our organizational and financial structure will enable us to take advantage of any sustained economic rebound. While our sales pipelines have improved, customers continue to take longer to evaluate discretionary software purchases than generally was the case prior to the economic downturn.

We currently view the following factors as the primary opportunities and risks associated with our business:

- The opportunity to expand the depth and number of strategic relationships with leading enterprise software providers, systems integrators and service providers to integrate our software solutions into their services and products and to create joint marketing opportunities; we currently have a number of marketing alliances, including those with IBM, and SAP;
- The opportunity for select acquisitions or investments to provide opportunities to expand our sales distribution channels and/or broaden our product offering by providing additional solutions for our target markets;
- Our dependence on, and the risks associated with, the capital spending patterns of U.S. and international businesses, which in turn are functions of economic trends and conditions over which we have no control;
- The risk that our competitors may develop technologies that are substantially equivalent or superior to our technology; and
- The risks inherent in the market for business application software and related services, which has been and continues to be intensely competitive; some of our competitors may become more aggressive with their prices and/or payment terms, which may adversely affect our profit margins.

For more information, please see "Risk Factors" in Item 1A. above.

Market Conditions by Operating Segment

The Company operates and manages its business in three segments based on software and services provided in three key product markets: (i) Supply Chain Management (SCM), which provides collaborative supply chain solutions to streamline and optimize the production, distribution and management of products between trading partners; (ii) Enterprise Resource Planning (ERP), which automates customers' internal financing, human resources, and manufacturing functions; and (iii) IT Consulting, which consists of IT staffing and consulting services. The SCM segment represents the business of our 88%-owned subsidiary Logility, Inc., as well as the Demand Management Inc. (DMI) subsidiary of Logility.

Our SCM segment experienced a significant upward trend in revenues during fiscal 2007 due to several factors such as 1) improvement in technical capital spending by companies in the market verticals Logility serves, 2) increased pressure on supply chains as a result of globalization and higher capacity utilization, and 3) improved sales execution within Logility. Services and maintenance revenues have trended upward as a result of increased license fees sales.

The revenue trend in our ERP segment improved in fiscal 2007 due to multiple factors. The ERP segment revenues increased 6% in fiscal 2007 when compared to fiscal 2006. While we face heavy competition in the

ERP segment from major software vendors, license fee sales increased 21% in fiscal 2007 when compared to fiscal 2006 due to 1) improvement in technical capital spending by companies in the apparel market vertical the Company serves, 2) increased pressure on supply chains as a result of globalization and higher capacity utilization, and 3) improved sales execution.

Our IT Consulting segment has experienced an slight upward trend in revenues of approximately 1% in fiscal 2007 when compared to fiscal 2006 as a result of more customers outsourcing IT staffing work rather than hiring. As companies have moved to cut costs and limit IT budgets, they have utilized more outsourcing services, which tend to be more cost-effective for them. This trend has resulted in increased business for this segment. One customer comprised 38% of our IT Consulting revenue in fiscal 2007 and 58% in fiscal 2006. The loss of this customer would negatively and materially affect our IT consulting business. However, there is a trend to outsourcing IT to international markets that historically have been more price competitive than domestic sources, like ourselves.

We do not segment our business on a geographic basis due to the fact that international revenues have historically constituted only 8-12% of total revenues.

Fiscal Years Ended April 30, 2007 and April 30, 2006:

REVENUES:

For the fiscal year ended April 30, 2007, the increase in total revenues was attributable to increases in license fee and maintenance revenues.

International revenues represented approximately 10% of total revenues in the year ended April 30, 2007, compared to approximately 9% a year ago. This increase was due primarily to the increased sales at DMI, which receives a larger portion of its revenue from international customers. Our international revenues may fluctuate substantially from period to period primarily because we derive these revenues from a relatively small number of customers in a given period.

LICENSES. For the year ended April 30, 2007, license fee revenues increased by 18% compared to last year due to an improved selling environment and better sales execution in the SCM and the ERP segment. License fee revenues from Logility increased 17% to $16.2 million and constituted 77% of total license fee revenues for the year ended April 30, 2007, compared to $13.9 million for the prior year period, which comprised 78% of total license fee revenues. Our ERP segment, which includes New Generation Computing, license fees increased 21% to $4.84 million in fiscal 2007 compared to $4.0 million for fiscal 2006.

The direct sales channel provided approximately 70% of license fee revenues for the year ended April 30, 2007, compared to approximately 83% a year ago. This decrease is primarily the result of the additional revenue from Logility's indirect sales channel which is primarily the Demand Management subsidiary. For the year ended April 30, 2007, our margins after commissions on direct sales were approximately 83%, and our margins after commissions on indirect sales were approximately 52%. For the year ended April 30, 2006, our margins after commissions on direct sales were approximately 83%, and our margins after commissions on indirect sales were approximately 46%.

SERVICES AND OTHER. The increase in services and other revenues for the year ended April 30, 2007 was primarily the result of an increase in Logility implementation services due to improved license fees sales and to a lesser extent due to our IT Staffing business unit, The Proven Method, as several of its customers increased utilization of outside contractors. In our software business units, we have observed that there is a tendency for services and other revenues to lag changes in license revenues by one to three quarters, as new licenses in one quarter often involve implementation and consulting services in subsequent quarters, for which we recognize revenues only as we perform those services.

MAINTENANCE. The increase in total maintenance revenues for the year ended April 30, 2007 was due primarily to increased maintenance revenue from Logility as a result of improved license fees in the prior quarters. This was partially offset by a 1% decreased maintenance revenues from legacy ERP customers when compared to fiscal 2006. For the year ended April 30, 2007, maintenance revenues from Logility increased 17% to $20.7 million, and constituted 77% of total maintenance revenues, compared to $17.6 million for the prior year period, which comprised 73% of total maintenance revenues. Typically, our maintenance revenues have had a direct relationship to current and historic license fee revenues, since new licenses are the potential source of new maintenance customers.

GROSS MARGIN:

The following table provides both dollar amounts and percentage measures of gross margin:

	Fiscal Years ended April 30,			
	2007		2006	
(in thousands)				
Gross margin on license fees:	$14,911	71%	$13,738	77%
Gross margin on services and other:	$11,153	31%	$ 8,646	25%
Gross margin on maintenance:	$19,705	73%	$17,462	73%
Total gross margin:	$45,769	54%	$39,846	52%

The increase in total gross margin percentage for the year ended April 30, 2007 was due primarily to the increase in gross margin percentage on services revenues and partially offset by a decrease in license fees revenues.

LICENSES. The decrease in license fee gross margin percentage for the year ended April 30, 2007 compared to fiscal 2006 was due primarily to an increase in license fee sales through Logility's indirect channel at DMI whose agent commissions are expensed to cost of license fees. Also, the decrease was due to a lesser extent an increase in amortization of capitalized software development costs as a result of the completion of amortization for several R&D projects. License fee gross margin percentage tends to be directly related to the level of license fee revenues due to the relatively fixed cost of computer software amortization expense, amortization of acquired software and the sales mix between our direct and indirect channel. We expect capitalized software amortization to remain relatively the same in fiscal 2008 compared to fiscal 2007.

SERVICES AND OTHER. For the year ended April 30, 2007, our gross margin percentage on services and other revenues increased primarily due to increased revenue at Logility which has higher margin implementation service revenue. Logility's services revenue increased 18% to $6.8 million in fiscal 2007 when compared to fiscal 2006. Also, our IT Consulting margins improved when compared to last fiscal year due to improved contracted utilization rates. The IT Consulting segment was 52% of the Company's services revenue in fiscal 2007 compared to 54% in fiscal 2006.

MAINTENANCE. For the year ended April 30, 2007, maintenance gross margin percentage remained the same when compared to fiscal 2006.

EXPENSES:

Research and Development. Gross product research and development costs include all non-capitalized and capitalized software development costs. A breakdown of the research and development costs is as follows:

	Years ended (in thousands)		
	April 30, 2007	Percent Change	April 30, 2006
Total capitalized computer software development costs	$2,264	(7)%	$2,424
Percentage of gross product research and development costs	23%		27%
Purchase accounting impact on share repurchases by subsidiary and related tax effect	12	nm	(220)
Percentage of total revenues	0%		0%
Total research and development expense	7,555	13%	6,709
Percentage of total revenues	9%		9%
Total research and development expense and capitalized computer software development costs	$9,831	10%	$8,913
Percentage of total revenues	12%		12%
Total amortization of capitalized computer software development costs *	$2,851	33%	$2,129

nm: not meaningful

* Included in cost of license fees

For the year ended April 30, 2007, gross product research and development costs increased when compared to the same period last year and capitalized software development costs decreased when compared to the same periods last year. These changes were primarily due to increased gross R&D costs but lower capitalizable R&D projects during the period. We expect capitalized product development costs to be lower in coming quarters as a result of fewer capitalizable R&D projects; however, we expect capitalized software amortization expense to remain consistent in fiscal 2008 when compared to fiscal 2007.

Sales and Marketing. In the year ended April 30, 2007, the increase in sales and marketing expenses was due primarily to the increase in sales of our ERP and IT Consulting business units which resulted in an increase in sales commission expense. This was partially offset by a decrease in sales and marketing expense at Logility as a result of lower license fees sales from the direct channel resulted in lower sales commissions. Commissions on indirect sales are generally recorded to cost of sales.

General and Administrative. For the year ended April 30, 2007, the increase in general and administrative expenses was primarily due to stock-based compensation expense. For the year ended April 30, 2007, the average number of total employees was approximately 301, compared to approximately 310 for the year ended April 30, 2006.

Amortization of Acquisition-related Intangibles. For the year ended April 30, 2007, we recorded $450,000 in intangible amortization expense related to the DMI acquisition that occurred on September 30, 2004, of which $100,000 related to amortization of acquired software is included in cost of licenses fees and $350,000 related to other intangible assets is included in operating expenses. Additionally, we recorded $25,000 related to purchased software and $20,000 related to the Logility treasury stock buy-back (see note 1(k)).

Provision (Recovery) for Doubtful Accounts. For the year ended April 30, 2007, the decrease in provision for doubtful accounts was due an improvement in overall collection issues among outstanding accounts receivable. We record an allowance for doubtful accounts based on the historical experience of write-offs and a detailed assessment of accounts receivable. In estimating the allowance for doubtful accounts, we consider the age of the accounts receivable, our historical write-offs, and the credit worthiness of the customer, among other factors. Should any of these factors change, the estimates made by management will also change accordingly, which could affect the level of the Company's future provision for doubtful accounts. Uncollectible accounts are written off when we determine that the specific balance is not collectible.

Other Income. Other income is comprised of net interest and dividend income, rental income net of related depreciation expenses and realized and unrealized gains and losses from investments. Other income increased to approximately $4.7 million in the year ended April 30, 2007 compared to approximately $3.6 million a year ago. This increase was primarily the result of 1) increase in our cash available for investment, 2) increased market yields realized on investments, 3) unrealized gains on investments, 4) an increase in rental income from subleases on our Atlanta property in fiscal 2007 and 5) in fiscal 2006 our Logility subsidiary recorded a $281,000 investment impairment charge related to a minority investment.

Income Taxes. During fiscal 2007, the Company recorded income tax expense of $5.5 million compared to $3.6 million in fiscal 2006. Our effective income tax rate takes into account the source of taxable income, domestically by state and internationally by country, and available income tax credits and net operating loss carryforwards. Our tax effective rate was 37.4% in fiscal 2007 compared to 37.9% in fiscal 2006. We expect the Company's tax effective rate to be in the range of 38% to 39% in the next fiscal year.

Minority Interest. Minority interest is a function of our majority-owned subsidiaries' earnings or losses, with minority interest expense recorded when these subsidiaries have earnings, and minority interest earnings recorded when they have losses. Due to lower income in fiscal 2007 when compared to fiscal 2006 at Logility, we recorded $776,000 in minority interest expense compared to $931,000 minority interest income in fiscal 2006.

Fiscal Years Ended April 30, 2006 and April 30, 2005:

REVENUES:

For the fiscal year ended April 30, 2006, the increase in total revenues was attributable to increases in license fee and maintenance revenues.

International revenues represented approximately 9% of total revenues in the year ended April 30, 2006, compared to approximately 8% for the prior year. This increase was due primarily to the acquisition on September 30, 2004 of Demand Management, which receives a larger portion of its revenue from international customers than the Company prior to the acquisition.

LICENSES. For the year ended April 30, 2006, license fee revenues increased by 45% compared to the prior year due to an improved selling environment and better sales execution in the SCM segment. License fee revenues from Logility increased 107% to $13.9 million and constituted 78% of total license fee revenues for the year ended April 30, 2006, compared to $6.7 million for the prior year period, which comprised 55% of total license fee revenues. The increase in Logility license fees was partially offset by decreased license fees from our ERP segment, which includes New Generation Computing.

The direct sales channel provided approximately 83% of license fee revenues for the year ended April 30, 2006, compared to approximately 82% for the prior year. This increase is primarily the result of the additional revenue from Logility's direct sales channel. For the year ended April 30, 2006, our margins after commissions on direct sales were approximately 83%, and our margins after commissions on indirect sales were approximately 46%.

SERVICES AND OTHER. The increase in services and other revenues for the year ended April 30, 2006 was primarily the result of increase revenue from our IT Staffing business unit, The Proven Method, as several of its customers increased utilization of outside contractors to lower their IT costs and to a lesser extent due to an increase in Logility implementation services due to improved license fees sales.

MAINTENANCE. The increase in total maintenance revenues for the year ended April 30, 2006 was due primarily to increased maintenance revenue from Logility as a result of the September 30, 2004 acquisition of Demand Management, which increased revenues for the full year in fiscal 2006 compared to seven months in fiscal 2005. .Also, to a lesser extent, the increase was due to improved license fees which resulted in increased maintenance revenues and the diminishing effect of purchase accounting effect on maintenance revenue from the DMI acquisition. The purchase accounting write-down in DMI's deferred revenues associated with technical support services resulted in lower maintenance revenues of $319,000 that would have otherwise been recognized in fiscal 2006 compared to $1,259,000 in fiscal 2005. This was partially offset by a 1% decreased maintenance revenues from legacy ERP customers when compared to Fiscal 2005. For the year ended April 30, 2006, maintenance revenues from Logility increased 36% to $17.6 million, and constituted 73% of total maintenance revenues, compared to $13.0 million for the prior year period, which comprised 67% of total maintenance revenues.

GROSS MARGIN:

The following table provides both dollar amounts and percentage measures of gross margin:

	Fiscal Years ended April 30,			
	2006		2005	
(in thousands)				
Gross margin on license fees:	$13,738	77%	$ 8,119	66%
Gross margin on services and other:	$ 8,646	25%	$10,053	31%
Gross margin on maintenance:	$17,462	73%	$13,734	71%
Write-down of capitalized computer software development costs	$ —	nm	$ (703)	nm
Total gross margin:	$39,846	52%	$31,203	48%
Total gross margin excluding write-down of capitalized computer software development costs	$39,846	52%	$31,906	49%

The increase in total gross margin percentage for the year ended April 30, 2006 was due primarily to the increase in gross margin percentage on license fees and maintenance revenues. This was partially offset by the write-down of certain capitalized computer software development costs and a decrease in gross margin percentage services.

LICENSES. The increase in license fee gross margin percentage for the year ended April 30, 2006 compared to fiscal 2005 was due primarily to an increase in license fees and to a lesser extent due to a decrease in amortization of capitalized software development costs as a result of the completion of amortization for several R&D projects. To a lesser extent, the license fee margin increase was partially offset by license fee sales through Logility's indirect channel at DMI which yields approximately 47% after agent commissions. License fee gross margin percentage tends to be directly related to the level of license fee revenues due to the relatively fixed cost of computer software amortization expense, amortization of acquired software and the sales mix between our direct and indirect channel.

SERVICES AND OTHER. For the year ended April 30, 2006, our gross margin percentage on services and other revenues were lower primarily due to increase in services revenues in the IT Consulting which have lower gross margin than the other business segments. The IT Consulting segment was 54% of the Company's services revenue in fiscal 2006 compared to 49% in fiscal 2005. Also to a lesser extent, services gross margins were lower due to lower margins at DMI due to timing of implementation services work.

MAINTENANCE. For the year ended April 30, 2006, maintenance gross margin percentage increased compared to fiscal 2005 due to the 1) the diminishing impact of the purchase accounting write-down in DMI's deferred revenues associated with technical support services resulted in lower maintenance revenues of $319,000 in fiscal 2006 compared to $1,259,000 that would have otherwise been recognized in 2005 and 2) the increase in license fees that resulted in increased maintenance.

EXPENSES:

Research and Development. Gross product research and development costs include all non-capitalized and capitalized software development costs. A breakdown of the research and development costs is as follows:

	Years ended (in thousands)		
	April 30, 2006	Percent Change	April 30, 2005
Total capitalized computer software development costs	$2,424	(24)%	$3,201
Percentage of gross product research and development costs	27%		39%
Purchase accounting impact on share repurchases by subsidiary and related tax effect	(220)	nm	—
Percentage of total revenues	0%		
Total research and development expense	6,709	36%	4,948
Percentage of total revenues	9%		8%
Total research and development expense and capitalized computer software development costs	$8,913	9%	$8,149
Percentage of total revenues	12%		13%
Total amortization of capitalized computer software development costs *	$2,129	(29)%	$2,980

nm: not meaningful

* Included in cost of license fees

For the year ended April 30, 2006, gross product research and development costs increased when compared to the same period last year and capitalized software development costs decreased when compared to the same periods last year. These changes were primarily due to the DMI acquisition, which added gross R&D costs but did not capitalize any R&D costs during the period.

Sales and Marketing. In the year ended April 30, 2006, the increase in sales and marketing expenses was due primarily to increase in sales of our Logility business unit which resulted in an increase in sales commission expense and a full year of DMI sales and marketing expense in fiscal 2006 compared to seven months in fiscal 2005. Commissions on indirect sales are generally recorded to cost of sales.

General and Administrative. For the year ended April 30, 2006, the increase in general and administrative expenses was primarily due to 1) executive bonus compensation expense, 2) additional expenses related to professional services fees for Sarbanes Oxley 404 audit and 3) the increased costs from the DMI acquisition during fiscal 2006. For the year ended April 30, 2006, the average number of total employees was approximately 310, compared to approximately 303 for the year ended April 30, 2005.

Amortization of Acquisition-related Intangibles. For the year ended April 30, 2006, we recorded $450,000 in intangible amortization expense related to the DMI acquisition that occurred on September 30, 2004, of which $100,000 related to amortization of acquired software is included in cost of license fees and $350,000 related to other intangible assets is included in operating expenses as amortization of acquisition-related intangibles in the accompanying consolidated statements of operations. Additionally, we recorded $43,000 related to the Logility treasury stock buy-back (see note 1(k)).

Provision (Recovery) for Doubtful Accounts. For the year ended April 30, 2006, the decrease in provision for doubtful accounts was due an improvement in overall collection issues among outstanding accounts receivable.

Other Income. Other income is comprised of net interest and dividend income, rental income net of related expenses and realized and unrealized gains and losses from investments. Other income increased to approximately $3.6 million in the year ended April 30, 2006 compared to approximately $2.3 million a year ago. This increase was primarily the result of 1) unrealized gains on investments, and 2) increased market yields realized on investments and to a lesser extent an increase in rental income from subleases on our Atlanta property in fiscal 2006. This increase was partially offset by a $281,000 investment impairment charge related to a minority investment at our Logility subsidiary recorded in fiscal 2006. The impairment charge adjusted the carrying value of the investment to its estimated fair market value due to an other than temporary impairment having occurred. The remaining carrying amounts as of April 30, 2006 and 2005 were $0 and $281,000, respectively.

Income Taxes. The fluctuation in income tax expense is directly attributable to the changes in the Company's net deferred tax assets. During fiscal 2006, the Company recorded income tax expense of $3.6 million compared to $1.6 million in fiscal 2005. Our effective income tax rate takes into account the source of taxable income, domestically by state and internationally by country, and available income tax credits and net operating loss carryforwards. Our tax effective rate was 37.9% in fiscal 2006 compared to 33.6% in fiscal 2005. This increase was due to the Company reversing the remaining tax valuation allowance in fiscal 2005 that reduced the tax effective rate. The provision for income taxes in 2006 excludes the $1.1 million of tax benefits from the recognition of stock option net operating losses.

Minority Interest. Minority interest is a function of our majority-owned subsidiaries' earnings or losses, with minority interest expense recorded when these subsidiaries have earnings, and minority interest earnings recorded when they have losses. Due to the increase in Logility income, in fiscal 2006, we recorded $931,000 in minority interest expense compared to $78,000 minority interest income in fiscal 2005.

Operating Pattern

We experience an irregular pattern of quarterly operating results, caused primarily by fluctuations in both the number and size of software license contracts received and delivered from quarter to quarter and our ability to recognize revenues in that quarter in accordance with our revenue recognition policies. We expect this pattern to continue.

Liquidity and Capital Resources

Sources and Uses of Cash

We have historically funded, and continue to fund, our operations and capital expenditures primarily with cash generated from operating activities. The changes in net cash that our operating activities provide generally reflect the changes in net earnings and non-cash operating items plus the effect of changes in operating assets and liabilities, such as investment trading securities, trade accounts receivable, trade accounts payable, accrued expenses and deferred revenue. We have no debt obligations or off-balance sheet financing arrangements and, therefore, we used no cash for debt service purposes.

The following tables show information about our cash flows and liquidity positions as of and for the fiscal years ended April 30, 2007 and 2006. You should read these tables and the discussion that follows in conjunction with our consolidated statements of cash flows contained in Item 8 of this report.

	Years ended April 30 (in thousands)	
	2007	2006
Net cash provided by operating activities	$18,169	$10,540
Net cash provided by (used in) investing activities	3,215	(6,993)
Net cash used in financing activities	(5,182)	(5,269)
Net change in cash and cash equivalents	$16,202	$(1,722)

For the year ended April 30, 2007, the increase in cash provided by operating activities was due primarily to increases in net earnings, depreciation and amortization, deferred income taxes, stock based compensation, tax benefit realized from stock options and other activity and changes in operating assets and liabilities. This was partially offset by excess tax benefits from stock-based compensation and changes in minority interest. The decrease in cash used in investing activities in fiscal 2007 compared to fiscal 2006 was due primarily to the increase in net proceeds of investments, the sale of the life insurance policy, lower capitalized software development costs and purchases of property and equipment. This was partially offset by lower purchases of common stock by subsidiary, Logility. The increase in cash used in financing activities was due primarily to an increase in our cash dividends paid on common stock and a decrease in proceeds from the exercise of stock options of our common stock. This was partially offset by an excess tax benefits from stock-based compensation when compared to the prior fiscal year

The following table provides information regarding the changes in our total cash and investments position:

	As of April 30 (in thousands)	
	2007	2006
Cash and cash equivalents	$45,627	$29,425
Investments	27,142	33,223
Total cash and investments	$72,769	$62,648
Net increase in total cash and investments	$10,121	$ 3,587

The following table provides information regarding our known contractual obligations as of April 30, 2007 (in thousands):

Contractual Obligations	Total	1 year	1-3 years	3-5 years	5 years
Operating Leases	$833	$368	$412	$53	$—

As a result of the positive cash flow from operations our business has generated in recent periods, and because we have $72.8 million in cash and cash equivalents and investments with no debt, we believe that our sources of liquidity and capital resources will be sufficient to satisfy our presently anticipated requirements for working capital, capital expenditures and other corporate needs during at least the next twelve months. However, due to the uncertainty in the recent economic environment, at some future date we may need to seek additional sources of capital to meet our requirements. If such need arises, we may be required to raise additional funds through equity or debt financing. Neither we nor Logility currently have a bank line of credit. We can provide no assurance that bank lines of credit or other financing will be available on terms acceptable to us. If available, such financing may result in dilution to our shareholders or higher interest expense.

The sources of free cash flow that we have used for dividend payments include cash we generate through our operations (exclusive of cash that our Logility subsidiary generates), supplemented by our cash and investments (exclusive of Logility's cash and investments). For the year ended April 30, 2007, we generated approximately $7.4 million in cash from operations, exclusive of cash that Logility generated from its operations.

Days Sales Outstanding in accounts receivable were 66 days as of April 30, 2007, compared to 71 days as of April 30, 2006. This decrease was due primarily to the increase in sales activity and the related timing of closing license fees contracts towards the end of the fiscal year and overall improved collections. Our current ratio on April 30, 2007 and 2006 was 3.2 to 1.

On December 18, 1997, our Board of Directors approved a resolution authorizing the repurchase up to 1.5 million shares of our Class A common stock. On March 11, 1999, our Board of Directors approved a resolution authorizing us to repurchase an additional 700,000 shares for a total of up to 2.2 million shares of our

Class A common stock. On August 19, 2002, our Board of Directors approved a resolution authorizing us to repurchase an additional 2.0 million shares for a total of up to 4.2 million shares of our Class A common stock. These repurchases have been and will be made through open market purchases at prevailing market prices. The timing of any repurchases will depend upon market conditions, the market price of our common stock and management's assessment of our liquidity and cash flow needs. For these repurchase plans, as of July 13, 2007, we have repurchased approximately 2.4 million shares of common stock at a cost of approximately $8.5 million.

On December 15, 1997, Logility's Board of Directors approved a resolution authorizing it to repurchase up to 350,000 shares of its common stock through open market purchases at prevailing market prices. Logility completed this repurchase plan in November 1998, at which time Logility adopted an additional repurchase plan for up to 800,000 shares. In February 2003, Logility's Board of Directors approved a resolution authorizing it to repurchase an additional 400,000 shares for a total authorized repurchase amount of 1,550,000 shares. The timing of any repurchases depends on market conditions, the market price of Logility's common stock and management's assessment of its liquidity and cash flow needs. For all repurchase plans, through July 13, 2007, we had purchased a cumulative total of approximately 1,326,000 shares at a total cost of approximately $8.1 million.

See Item 5 of this report, under the caption "*Market for Registrant's Common Equity, Related Stockholder Matters, and Issuer Purchases of Equity Securities*."

Recent Accounting Pronouncements

During June 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, and interpretation of FASB Statement No. 109, Accounting for Income Taxes. This interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements, and prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The evaluation of a tax position in accordance with this Interpretation is based on a more likely than not approach. This interpretation is effective for fiscal years beginning after December 15, 2006. The Company is currently assessing the impact on its 2008 consolidated financial statements.

During June 2006, the Emerging Issues Task Force ("EITF") released Issue 06-03: How Taxes Collected for Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement (That is, Gross Versus Net Presentation). This particular EITF addressed two issues related to 1) what amounts assessed by governmental entities should be included within the scope of this issue and 2) How the tax assessed within the scope of this issue should be presented in the income statement. The task force reached a tentative conclusion on issue one that the scope of this issue includes any tax assessed by a governmental authority this is directly imposed on a revenue-producing transaction between a seller and a customer and may include, but is not limited to, sales, use, value added, and some excise tax. The task force also reached a tentative conclusion on issue two that the presentation of taxes within the scope of issue one on either a gross (included in revenues and costs) or a net (excluded from revenues) basis is an accounting policy decision that should be disclosed pursuant to Accounting Principles Board ("APB") Opinion No. 22, Disclosure of Accounting Policy. In addition, for any such taxes that are reported on a gross basis, a company should disclose the amounts of those taxes in interim and annual financial statements for each period for which an income statement is presented if those amounts are significant. The disclosure of those taxes can be done on an aggregate basis. The task force also reached a tentative conclusion that this issue should be applied to financial reports for interim and annual periods beginning after December 15, 2006. The Company does not expect this Issue to have a material impact on its 2008 consolidated financial statements.

In September 2006, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin ("SAB") Topic 1N, "Financial Statements—Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" ("SAB 108"), which expresses the Staff's views regarding the process of quantifying financial statement misstatements due to the current diversity in practice. SAB 108 requires companies to use two approaches when quantifying financial statement misstatements. We have adopted SAB 108 for the fiscal year ending April 30, 2007. This Issue did not have a material impact on its 2007 consolidated financial statements.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements", which becomes effective for fiscal periods beginning after November 15, 2007. SFAS No.157 addresses the definition of fair value, the methods used to measure fair value and the expanded disclosures about fair value measurement of a company's assets and liabilities. SFAS No.157 requires that the fair value measurement should be determined based on the assumptions that market participants would use in pricing the asset or liability. The Company does not expect this Issue to have a material impact on its 2009 consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities—Including an Amendment of FASB Statement No. 115", which becomes effective for fiscal periods beginning after November 15, 2007. Under SFAS No. 159 companies may elect to measure specified financial instruments and warranty and insurance contracts at fair value on a contract-by-contract basis, with changes in fair value recognized in earnings each reporting period. The election called the "fair value option", will enable some companies to reduce volatility in reported earnings caused by measuring related assets and liabilities differently. The Company does not expect this issue to have a material impact on its 2009 consolidated financial statements.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS.

Foreign Currency. For the fiscal year ended April 30, 2007, we generated 10% of our revenues outside of the United States. We typically denominate our international sales in U.S. Dollars, Euros or British Pounds Sterling. We denominate our expenses associated with our international operations in local currencies. Where transactions may be denominated in foreign currencies, we are subject to market risk with respect to fluctuations in the relative value of currencies. In fiscal 2007, we recorded an exchange rate gain of $124,000 compared to an exchange rate loss of $257,000 in fiscal 2006. We estimate that a 10% movement in foreign currency rates would have up to $1,075,000 exchange gain or loss on our financial condition or results of operations.

Interest rates and other market risks. We manage our interest rate risk by maintaining an investment portfolio of trading and held-to-maturity investments with high credit quality and relatively short average maturities. These instruments include, but are not limited to, money-market instruments, bank time deposits, and taxable and tax-advantaged variable rate and fixed rate obligations of corporations, municipalities, and national, state, and local government agencies, in accordance with an investment policy approved by our Board of Directors. These instruments are denominated in U.S. dollars. The fair market value of securities as of April 30, 2007 was approximately $70.2 million.

We also hold cash balances in accounts with commercial banks in the United States and foreign countries. These cash balances represent operating balances only and are invested in short-term time deposits of the local bank. Such operating cash balances held at banks outside the United States are denominated in the local currency and are minor.

Many of our investments carry a degree of interest rate risk. When interest rates fall, our income from investments in variable-rate securities declines. When interest rates rise, the fair market value of our investments in fixed-rate securities declines. In addition, our investments in equity securities are subject to stock market volatility. Due in part to these factors, our future investment income may fall short of expectations or we may suffer losses in principal if forced to sell securities, which have seen a decline in market value due to changes in interest rates. We attempt to mitigate risk by holding fixed-rate securities to maturity, but, if our liquidity needs force us to sell fixed-rate securities prior to maturity, we may experience a loss of principal. We believe that a 10% fluctuation in interest rates would not have a material effect on our accompanying consolidated statements of operations.

Inflation. Although we cannot accurately determine the amounts attributable thereto, we have been affected by inflation through increased costs of employee compensation and other operational expenses. To the extent permitted by the marketplace for our products and services, we attempt to recover increases in costs by periodically increasing prices.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

(a) Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting for us. Internal control over financial reporting is a process designed by or under the supervision of our CEO and CFO, and effectively by our Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles and includes those policies and procedures that:

- Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect our transactions and dispositions of our assets;
- Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures are being made only in accordance with authorizations from our management and directors; and
- Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis by internal control over financial reporting. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Our management, including our CEO and CFO, assessed the effectiveness of our internal control over financial reporting as of April 30, 2007. In making this assessment, our management used the criteria set forth in Internal Control—Integrated Framework published by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Based on this assessment, our management, including our CEO and CFO, has concluded that our internal control over financial reporting was effective as of April 30, 2007.

KPMG LLP, our independent registered public accounting firm, has issued an attestation report on our management's assessment of our internal control over financial reporting as of April 30, 2007, and this attestation report follows immediately below.

(b) REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders
American Software, Inc.:

We have audited management's assessment, included in the accompanying Management's Report on Internal Control Over Financial Reporting (Item 8(a)), that American Software, Inc. and subsidiaries (the "Company") maintained effective internal control over financial reporting as of April 30, 2007 based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that American Software, Inc. and subsidiaries maintained effective internal control over financial reporting as of April 30, 2007, is fairly stated, in all material respects, based on criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Also, in our opinion, American Software, Inc. and subsidiaries has maintained effective internal control over financial reporting as of April 30, 2007, based on criteria established in *Internal Control-Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of American Software, Inc. and subsidiaries as of April 30, 2007 and 2006, and the related consolidated statements of operations, shareholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended April 30, 2007, and our report dated July 16, 2007 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG LLP

Atlanta, Georgia
July 16, 2007

(c) Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders
American Software, Inc.:

We have audited the accompanying consolidated balance sheets of American Software, Inc. and subsidiaries (the "Company") as of April 30, 2007 and 2006, and the related consolidated statements of operations, shareholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended April 30, 2007. In connection with our audits of the consolidated financial statement, we also have audited the financial statement schedule. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of American Software, Inc. and subsidiaries as of April 30, 2007 and 2006, and the results of their operations and their cash flows for each of the years in the three-year period ended April 30, 2007, in conformity with U.S. generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Note 1 to the consolidated financial statements effective May 1, 2006, the Company adopted Statement of Financial Accounting Standards No. 123R, Share-Based Payment.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of April 30, 2007, based on criteria established in Internal Control–Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated July 16, 2007 expressed an unqualified opinion on management's assessment of, and the effective operation of, internal control over financial reporting.

/s/ KPMG LLP

Atlanta, Georgia
July 16, 2007

American Software, Inc. and Subsidiaries
Consolidated Balance Sheets
April 30, 2007 and 2006
(in thousands, except share data)

	2007	2006
ASSETS		
Current assets:		
Cash and cash equivalents	$ 45,627	$ 29,425
Investments	27,142	32,724
Trade accounts receivable, less allowance for doubtful accounts of $162 at April 30, 2007 and $244 at April 30, 2006:		
Billed	12,489	11,302
Unbilled	3,860	4,514
Deferred income taxes	—	248
Prepaid expenses and other current assets	2,560	2,323
Total current assets	91,678	80,536
Investments—noncurrent	—	499
Property and equipment, net	7,080	7,669
Capitalized software, net	6,137	6,711
Goodwill, net	11,210	11,120
Other intangibles, net	1,472	1,893
Other assets	239	1,461
Total assets	$117,816	$109,889
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 1,138	$ 917
Accrued compensation and related costs	3,308	4,195
Dividends payable	1,984	1,712
Other current liabilities	5,545	3,358
Deferred income taxes	911	—
Deferred revenue	15,441	15,306
Total current liabilities	28,327	25,488
Deferred income taxes	1,697	870
Minority interest	5,061	4,159
Shareholders' equity:		
Common stock:		
Class A, $.10 par value. Authorized 50,000,000 shares: Issued 25,418,913 shares at April 30, 2007 and 24,918,930 shares at April 30, 2006	2,542	2,492
Class B, $.10 par value. Authorized 10,000,000 shares: Issued and outstanding 3,157,294 shares at April 30, 2007 and 3,324,994 shares at April 30, 2006; convertible into Class A shares on a one-for-one basis	315	332
Additional paid-in capital	81,614	79,001
Accumulated other comprehensive income	67	136
Retained earnings	18,698	17,916
Class A treasury stock, 3,782,185 shares at April 30, 2007 and 2006	(20,505)	(20,505)
Total shareholders' equity	82,731	79,372
Commitments and contingencies		
Total liabilities and shareholders' equity	$117,816	$109,889

See accompanying notes to consolidated financial statements.

American Software, Inc. and Subsidiaries
Consolidated Statements of Operations
Years ended April 30, 2007, 2006, and 2005
(In thousands, except per share data)

	2007	2006	2005
Revenues:			
License	$21,080	$17,885	$12,310
Services and other	36,258	34,693	32,771
Maintenance	27,029	24,052	19,463
Total revenues	84,367	76,630	64,544
Cost of revenues:			
License	6,169	4,147	4,191
Services and other	25,105	26,047	22,718
Maintenance	7,324	6,590	5,729
Write-down of capitalized computer software development costs	—	—	703
Total cost of revenues	38,598	36,784	33,341
Gross margin	45,769	39,846	31,203
Research and development	7,555	6,709	4,948
Sales and marketing	14,079	13,796	12,344
General and administrative	13,774	12,986	10,768
Amortization of acquisition-related intangibles	350	350	204
Provision/(Recovery) for doubtful accounts	(18)	(3)	392
Total operating expenses	35,740	33,838	28,656
Operating income	10,029	6,008	2,547
Other income:			
Interest income	2,771	1,882	1,336
Other, net; primarily investment income	1,905	1,972	1,046
Charge for investment impairment	—	(281)	(100)
Earnings from continuing operations before income taxes and minority interest	14,705	9,581	4,829
Income tax expense	(5,496)	(3,631)	(1,623)
Minority interest income (expense)	(776)	(931)	78
Net earnings	$ 8,433	$ 5,019	$ 3,284
Earnings per common share: (a)			
Basic:	$ 0.34	$ 0.21	$ 0.14
Diluted:	$ 0.33	$ 0.20	$ 0.13
Shares used in the calculation of earnings per common share:			
Basic	24,616	24,086	23,734
Diluted	25,761	25,099	24,474

(a) Basic per share amounts are the same for Class A and Class B shares. Diluted per share amounts for Class A shares are shown above. Diluted per share for Class B shares under the two-class method are $0.34, $0.21 and $0.14 for the years ended April 30, 2007, 2006 and 2005, respectively. See Note 1(s) to the Consolidated Financial Statements.

See accompanying notes to consolidated financial statements.

American Software, Inc. and Subsidiaries
Consolidated Statements of Shareholders' Equity and Comprehensive Income
Years ended April 30, 2007, 2006, and 2005
(in thousands, except share data)

	Common stock									
	Class A		Class B							
	Shares	Amount	Shares	Amount	Additional paid-in capital	Accumulated other comprehensive income	Retained earnings	Treasury stock	Total shareholders' equity	Comprehensive Income
Balance at April 30, 2004	23,638,927	$2,364	3,649,994	$365	$70,948	$236	$23,045	$(20,505)	$76,453	
Proceeds from stock options exercised	448,246	44	—	—	1,304	—	—	—	1,348	
Conversion of Class B shares into Class A shares	130,000	13	(130,000)	(13)	—	—	—	—	—	
Issuance of 7,025 Class A shares under Dividend Reinvestment and Stock Purchase Plan	7,025	1	—	—	42	—	—	—	43	
Net change in minority interest resulting from changes in subsidiary equity	—	—	—	—	(234)	—	—	—	(234)	
Net earnings	—	—	—	—	—	—	3,284	—	3,284	3,284
Dividends declared	—	—	—	—	—	—	(6,666)	—	(6,666)	
Tax effect of stock option net operating loss carryforwards	—	—	—	—	3,646	—	—	—	3,646	
Translation adjustments	—	—	—	—	—	(97)	—	—	(97)	(97)
Comprehensive income for fiscal 2005										$3,187
Balance at April 30, 2005	24,224,198	$2,422	3,519,994	$352	$75,706	$139	$19,663	$(20,505)	$77,777	
Proceeds from stock options exercised	493,039	48	—	—	2,021	—	—	—	2,069	
Conversion of Class B shares into Class A shares	195,000	20	(195,000)	(20)	—	—	—	—	—	
Issuance of 6,693 Class A shares under Dividend Reinvestment and Stock Purchase Plan	6,693	2	—	—	39	—	—	—	41	
Net change in minority interest resulting from changes in subsidiary equity	—	—	—	—	98	—	—	—	98	
Net earnings	—	—	—	—	—	—	5,019	—	5,019	5,019
Dividends declared	—	—	—	—	—	—	(6,766)	—	(6,766)	
Tax benefit of stock option exercises	—	—	—	—	1,137	—	—	—	1,137	
Translation adjustments	—	—	—	—	—	(3)	—	—	(3)	(3)
Comprehensive income for fiscal 2006										$5,016
Balance at April 30, 2006	24,918,930	$2,492	3,324,994	$332	$79,001	$136	$17,916	$(20,505)	$79,372	
Proceeds from stock options exercised	317,594	33	—	—	1,139	—	—	—	1,172	
Stock-based compensation	—	—	—	—	825	—	—	—	825	
Conversion of Class B shares into Class A shares	167,700	17	(167,700)	(17)	—	—	—	—	—	
Issuance of 4,711 Class A shares under Dividend Reinvestment and Stock Purchase Plan	14,689	—	—	—	22	—	—	—	22	
Net change in minority interest resulting from changes in subsidiary equity	—	—	—	—	(126)	—	—	—	(126)	
Net earnings	—	—	—	—	—	—	8,433	—	8,433	8,433
Dividends declared	—	—	—	—	—	—	(7,651)	—	(7,651)	
Tax benefit of stock option exercises	—	—	—	—	753	—		—	753	
Translation adjustments	—	—	—	—	—	(69)	—	—	(69)	(69)
Comprehensive income for fiscal 2007										$8,364
Balance at April 30, 2007	25,418,913	$2,542	3,157,294	$315	$81,614	$ 67	$18,698	$(20,505)	$82,731	

See accompanying notes to consolidated financial statements.

American Software, Inc. and Subsidiaries
Consolidated Statements of Cash Flows
Years ended April 30, 2007, 2006, and 2005
(In thousands)

	2007	2006	2005
Cash flows from operating activities:			
Net earnings	$ 8,433	$ 5,019	$ 3,284
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation and amortization	4,392	3,618	4,191
Stock-based compensation expense	825	—	—
Investment impairment and write-down of capitalized computer software development costs	—	281	803
Bond amortization	(255)	(92)	242
Tax benefit of options exercised	2,053	3,479	—
Excess tax benefits from stock-based compensation	(1,256)	—	—
Net (gain) loss on investments	(675)	(1,218)	(470)
Minority interest in net earnings (loss) of subsidiary	776	931	(78)
Deferred income taxes	1,987	174	1,585
Changes in operating assets and liabilities, net of effects of acquisition:			
Purchases of trading securities	(20,961)	(20,921)	(17,612)
Proceeds from sale of trading securities	21,019	17,778	14,635
Proceeds from maturities of trading securities	2,050	2,003	1,900
Accounts receivable, net	(533)	(3,306)	(930)
Prepaid expenses and other assets	(69)	(358)	(598)
Accounts payable and other liabilities	248	1,579	257
Deferred revenue	135	1,573	2,522
Net cash provided by operating activities	18,169	10,540	9,731
Cash flows from investing activities:			
Capitalized computer software development costs	(2,264)	(2,620)	(2,886)
Intangible asset	(110)	(189)	—
Goodwill	(90)	(584)	—
Purchases of property and equipment, net of disposals	(435)	(678)	(1,330)
Proceeds from maturities of investments	106,781	93,899	93,506
Purchases of investments	(101,880)	(96,758)	(91,279)
Purchase of business, net of cash acquired	—	—	(8,641)
Purchases of common stock by subsidiary	—	(659)	(633)
Proceeds from exercise of stock options by subsidiary	161	596	—
Proceeds from sale of life insurance policy	1,052	—	159
Net cash provided by (used in) investing activities	3,215	(6,993)	(11,104)
Cash flows from financing activities:			
Proceeds from Dividend Reinvestment and Stock Purchase Plan	22	39	43
Excess tax benefits from stock-based compensation	1,256	—	—
Proceeds from exercise of stock options	1,012	1,475	1,348
Dividends paid	(7,472)	(6,783)	(6,401)
Net cash used in financing activities	(5,182)	(5,269)	(5,010)
Net change in cash and cash equivalents	16,202	(1,722)	(6,383)
Cash and cash equivalents at beginning of year	29,425	31,147	37,530
Cash and cash equivalents at end of year	$ 45,627	$ 29,425	$ 31,147
Supplemental disclosures of cash paid during the year for:			
Income taxes	$ 1,463	$ 323	$ 171
Interest	$ —	$ —	$ —
Supplemental disclosures of noncash operating, investing and financing activities:			
Accrual of dividends payable	$ 1,984	$ 1,712	$ 1,677
Tax effect of treasury share purchases by a subsidiary	$ 13	$ 237	$ 315

See accompanying notes to consolidated financial statements.

AMERICAN SOFTWARE, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

April 30, 2007, 2006, and 2005

(1) Presentation and Summary of Significant Accounting Policies

(a) Basis of Presentation

Founded in 1970 and headquartered in Atlanta, Georgia, American Software, Inc. and its subsidiaries (collectively, the Company) are engaged in the development, marketing, and support activities of a broad range of computer business application software products. The Company's operations are principally in the computer software industry, and its products and services are used by customers within the United States and certain international markets. We provide our software solutions through three major business segments, which are further broken down into a total of four major product and service groups. The three business segments are (1) Collaborative Supply Chain Management ("SCM"), (2) Enterprise Resource Planning ("ERP"), and (3) Information Technology ("IT") Consulting.

- The Collaborative Supply Chain Management segment consists of Logility, Inc., an 88%, as of April 30, 2007 (see Note 11), owned subsidiary which provides collaborative supply chain solutions to streamline and optimize the production, distribution and management of products between trading partners.
- The ERP segment consists of (i) American Software ERP, which provides purchasing and materials management, customer order processing, financial, e-commerce, Flow Manufacturing and traditional manufacturing solutions, and (ii) New Generation Computing (NGC), which provides industry specific business software to both retailers and manufacturers in the Apparel, Sewn Products and Furniture industries.
- The IT Consulting segment consists of The Proven Method, an IT staffing and consulting services firm.

(b) Principles of Consolidation

The consolidated financial statements include the accounts of American Software, Inc., and its wholly and majority-owned subsidiaries. All significant intercompany balances and transactions have been eliminated in consolidation.

(c) Revenue Recognition and Deferred Revenue

The Company recognizes revenue in accordance with Statement of Position No. 97-2: *Software Revenue Recognition*, (SOP 97-2) and Statement of Position No. 98-9: *Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions*, (SOP 98-9).

License. License revenue in connection with license agreements for standard proprietary software is recognized upon delivery of the software, provided collection is considered probable, the fee is fixed or determinable, there is evidence of an arrangement, and vendor specific objective evidence (VSOE) exists with respect to any undelivered elements of the arrangement. For multiple-element arrangements, the Company recognizes revenue under the residual method as permitted by SOP 98-9, whereby (1) the total fair value of the undelivered elements, as indicated by VSOE, is deferred and subsequently recognized in accordance with SOP 97-2 and (2) the difference between the total arrangement fee and the amount deferred for the undelivered elements is recognized as revenue related to the delivered elements. We record revenues from sales of third-party products in accordance with Emerging Issues Task Force Issue 99-19, *Reporting Revenue Gross as a Principal versus Net as an Agent* (EITF 99-19). Furthermore, in accordance with EITF 99-19, we evaluate sales through our indirect channel on a case-by-case basis to determine whether the transaction should be recorded gross or net, including but not limited to assessing whether or not the Company 1) acts as principal in the transaction, 2) takes title to the products, 3) has risks and rewards of ownership, such as the risk of loss for collection, delivery, or returns, and 4) acts as an agent or broker with compensation on a commission or fee basis. Accordingly, our sales through the DMI channel are typically recorded gross.

Maintenance. Revenue derived from maintenance contracts primarily includes telephone consulting, product updates, and releases of new versions of products previously purchased by the customer, as well as error reporting and correction services. Maintenance contracts are typically sold for a separate fee with initial contractual periods ranging from one to three years with renewal for additional periods thereafter. Maintenance fees are generally billed annually in advance. Maintenance revenue is recognized ratably over the term of the maintenance agreement. In situations where all or a portion of the maintenance fee is bundled with the license fee, VSOE for maintenance is determined based on prices when sold separately.

Services. Revenue derived from services primarily includes consulting, implementation, and training. Fees are billed under primarily time and materials arrangements and are recognized as services are performed. In accordance with the FASB's Emerging Issues Task Force Issue No. 01-14: *Income Statement Characterization of Reimbursements Received for Out-of-Pocket Expenses Incurred*, (EITF No. 01-14), the Company recognizes amounts received for reimbursement of travel and other out-of-pocket expenses incurred as revenue in the consolidated statements of operations under services and other. Reimbursements received from customers for out-of-pocket expenses were recorded in revenues and totaled approximately $1,385,000, $876,000 and $832,000 for 2007, 2006 and 2005, respectively.

Indirect Channel Revenue. Revenues are recognized for sales made through indirect channels principally when the distributor makes the sale to an end-user, when the license fee is fixed or determinable, the license fee is nonrefundable, and all other conditions of SOP 97-2 and SOP 98-9 are met.

Deferred Revenue. Deferred revenue represents advance payments or billings for software licenses, services, and maintenance billed in advance of the time revenue is recognized.

(d) Cost of Revenues

Cost of revenues for licenses includes amortization of capitalized computer software development costs, salaries and benefits and value added reseller (VAR) commissions. These commission costs are deferred and amortized over the related maintenance term. Costs for maintenance and services revenues include the cost of personnel to conduct implementations, customer support and consulting, and other personnel-related expenses as well as agent commission expenses related to maintenance revenues generated by the indirect channel.

(e) Cash Equivalents

Cash equivalents of $43.1 million and $28.4 million at April 30, 2007 and 2006, respectively, consist of overnight repurchase agreements and money market deposit accounts. The Company considers all such investments with original maturities of three months or less to be cash equivalents for purposes of the consolidated statements of cash flows.

(f) Concentrations of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents, short- and long-term investments and accounts receivable. The

Company maintains cash and cash equivalents and short- and long-term investments with various financial institutions. The Company's sales are primarily to companies located in North America and Europe. The Company performs periodic credit evaluations of its customers' financial condition and does not require collateral. Accounts receivable are due principally from companies under stated contract terms.

(g) Returns and Allowances

The Company has not experienced significant returns or warranty claims to date and, as a result, has not recorded a provision for the cost of returns and product warranty claims at April 30, 2007 or 2006.

The Company records an allowance for doubtful accounts based on the historical experience of write-offs and a detailed assessment of accounts receivable. The total amounts expense/(recovery) to operations were approximately $(18,000), $(3,000) and $392,000 for 2007, 2006 and 2005, respectively. In estimating the allowance for doubtful accounts, management considers the age of the accounts receivable, the Company's historical write-offs, and the credit worthiness of the customer, among other factors. Should any of these factors change, the estimates made by management will also change accordingly, which could affect the level of the Company's future provision for doubtful accounts. Uncollectible accounts are written off when it is determined that the specific balance is not collectible.

(h) Investments

Investments consist of commercial paper, corporate bonds, government securities and marketable equity securities. The Company accounts for its investments under the provisions of Statement of Financial Accounting Standards (SFAS) No. 115, *Accounting for Certain Investments in Debt and Equity Securities*. In accordance with SFAS No. 115, the Company has classified its investment portfolio as "trading" and "held-to-maturity." "Trading" securities are bought and held principally for the purpose of selling them in the near term and are recorded at fair value. Unrealized gains and losses on trading securities are included in the determination of net earnings. "Held-to-maturity" investments are recorded at amortized cost, adjusted for the amortization or accretion of premiums or discounts using the effective interest method. For the purposes of computing realized gains and losses, cost is identified on a specific identification basis. Investments with original maturities less than one year are classified as short-term investments; and those that mature greater than one year are classified as long-term investments.

(i) Furniture, Equipment, and Purchased Computer Software

Furniture and equipment are recorded at cost, less accumulated depreciation. Depreciation of computer and communications equipment and furniture and fixtures is calculated using the straight-line method based upon the estimated useful lives of the assets ranging from three to seven years. Purchased computer software costs represent the cost of acquiring computer software. Amortization of purchased computer software costs is calculated using the straight-line method over periods of three to five years. Depreciation and amortization expense on furniture, equipment, and purchased computer software was $1,024,000, $1,003,000 and $949,000 in 2007, 2006, and 2005, respectively.

(j) Capitalized Computer Software Development Costs

The Company capitalizes certain computer software development costs in accordance with SFAS No. 86, *Accounting for the Costs of Computer Software to Be Sold, Leased, or Otherwise Marketed*. Costs incurred internally to create a computer software product or to develop an enhancement to an existing product are charged to expense when incurred as research and development expense until technological feasibility for the respective product is established. Thereafter, all software development costs are capitalized and reported at the lower of unamortized cost or net realizable value. Capitalization ceases when the product or enhancement is available for general release to customers. The Company makes ongoing evaluations of the recoverability of its capitalized software projects by comparing the net amount capitalized for each product to the estimated net realizable value of the product. If such evaluations indicate that the unamortized software development costs exceed the net realizable value, the Company writes off the amount by which the unamortized software development costs exceed net realizable value. Capitalized computer software development costs are being amortized ratably based on the projected revenues associated with the related software or on a straight-line basis over three years, whichever method results in a higher level of amortization. Amortization of capitalized computer software development costs is included in the cost of license revenues in the consolidated statements of operations.

Total Expenditures and Amortization. Total expenditures for capitalized computer software development costs, total research and development expense, and total amortization of capitalized computer software development costs are as follows:

	Years ended April 30, (in thousands)		
	2007	2006	2005
Total capitalized computer software development costs	$2,264	$2,423	$2,750
Purchase accounting impact on treasury share repurchases by subsidiary and related tax effect	12	(220)	451
Total research and development expense	7,555	6,709	4,948
Total research and development expense and capitalized computer software development costs	$9,831	$8,912	$8,149
Total amortization of capitalized computer software development costs	$2,851	$2,129	$2,980
Write-off capitalized computer software costs as a result of net relizable value analysis, net of accumulated amortization	$ —	$ —	$ 703

Capitalized computer software development costs consist of the following at April 30, 2007 and 2006 (in thousands):

	2007	2006
Capitalized computer software development costs	$ 26,269	$ 23,992
Accumulated amortization	(20,132)	(17,281)
	$ 6,137	$ 6,711

Capitalized computer software development costs include the effects of applying purchase accounting as a result of Logility, Inc.'s treasury stock repurchases. During fiscal 2007 and 2006, the Company capitalized $12,000 and $197,000, respectively, as a result of such repurchases.

In fiscal 2006, the Company recorded purchase price adjustments of approximately $417,000 to reallocate costs previously classified as capitalized software. Such amounts were reallocated among goodwill, deferred income taxes and other intangible assets. These costs are being amortized ratably based on the projected revenues associated with the related assets of Logility, Inc. or on a straight-line basis over three years, whichever method results in a higher level of amortization. Amortization of these capitalized costs is included in the cost of license revenues in the consolidated statements of operations and totaled $193,000 and $242,000 in fiscal 2007 and 2006, respectively. In the fourth quarter of fiscal year ended April 30, 2005, we incurred a charge of $703,000 in our SCM segment related to the write-off of certain capitalized software development costs.

(k) Acquisition-Related Intangible Assets

Acquisition-related intangible assets are stated at historical cost and include acquired software and certain other intangible assets with definitive lives. The acquired software is being amortized over the greater of the amount computed using (a) the ratio that current gross revenues for a product bear to the total of current and anticipated future gross revenues for that product or (b) the straight-line method over the remaining estimated economic life of the product, three years, including the period being reported on. The other intangible assets are being amortized on a straight-line basis over a period of six years. Total amortization expense related to acquisition-related intangible assets was approximately $450,000 for 2007 and 2006, of which $100,000 related to amortization of acquired software included in cost of license revenues and $350,000 related to other intangible assets is included in operating expenses as amortization of acquisition-related intangibles in the accompanying consolidated statements of operations at April 30, 2007 and 2006.

Acquisition related intangible assets consist of the following (in thousands):

Acquisition-Related Intangible Assets consist of the following (in thousands):

	2007	2006
Acquired software	$ 300	$ 300
Distribution Channel	1,000	1,000
Customer Relationships	800	800
Trademarks	300	300
	2,400	2,400
Less accumulated amortization	(1,162)	(712)
	$ 1,238	$1,688

The Company expects amortization expense for the next four years to be as follows based on intangible assets as of April 30, 2007 (in thousands):

2008	$ 392
2009	350
2010	350
2011	146
	$1,238

(l) Goodwill and Other Intangibles

Goodwill represents the excess of costs over fair value of assets of businesses acquired. The Company has adopted the provisions of SFAS No. 142, *Goodwill and Other Intangible Asset*. Goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead are tested for impairment at least annually in accordance with the provisions of SFAS No. 142. SFAS No. 142 also requires that intangible assets with estimable useful lives be amortized over their respective estimated useful lives to their estimated residual values, and reviewed for impairment in accordance with SFAS No. 144, *Accounting for Impairment or Disposal of Long-Lived Assets.*

Goodwill consisted of the following by segment (in thousands):

	Enterprise resource planning	Collaborative Supply Chain management	IT Consulting	Total
Balance at April 30, 2005	$4,241	$6,103	$—	$10,344
Purchase accounting adjustment related to DMI contingent liability	—	(294)	—	(294)
Goodwill related to the Logility Stock Buyback Step Acquisition	821	—	—	821
Reallocation of previously recorded amounts related to Logility Stock Buyback Step Acquisition	249	—	—	249
Balance at April 30, 2006	$5,311	$5,809	$—	$11,120
Goodwill related to the Logility Stock Buyback Step Acquisition	90	—	—	90
Balance at April 30, 2007	$5,401	$5,809	$—	$11,210

Intangible Assets consisted of the following by segment (in thousands):

	Enterprise resource planning	Collaborative Supply Chain management	IT Consulting	Total
Balance at April 30, 2005	$ —	$2,138	$—	$ 2,138
Intangibles related to the Logility Stock Buyback Step Acquisition, net of amortization	189	—	—	189
Reallocation of previously recorded amounts related to Logility Stock Buyback Step Acquisition	58	—	—	58
Amortization expense	(43)	(450)	—	(493)
Balance at April 30, 2006	$ 205	$1,688	$—	$ 1,893
Purchased software	—	75	—	75
Intangible related to the Logility Stock Buyback Step Acquisition	23	—	—	23
Amortization expense	(44)	(475)	—	(519)
Balance at April 30, 2007	$ 184	$1,288	$—	$ 1,472

Goodwill and intangible assets include the effects of applying purchase accounting resulting from Logility's treasury stock repurchases. During fiscal 2007, the Company capitalized $90,000 in goodwill and $23,000 in intangible assets as a result of such repurchases.

The Company also purchased an additional $75,000 of acquired software and recorded it as an intangible asset. Amortization expense related to the purchase of the additional software was $25,000 (to be expensed over 3 years) and is included in the cost of license revenues.

During 2006, the Company reversed the purchase accounting accrual related to certain contingent liabilities, which totaled approximately $294,000 and reduced goodwill by this same amount. In addition, the Company recorded purchase price adjustments related to the Logility stock buyback step acquisition initially allocated to Capitalized Software. Approximately $307,000 was reallocated between Goodwill and Intangible assets based on their relative fair values. The adjustment resulted in a reversal of amortization expense in the amount of $70,446, which is recorded as a component of general and administrative expense in the accompanying consolidated financial statements at April 30, 2006.

(m) Income Taxes

The Company accounts for income taxes using the asset and liability method of SFAS No. 109, *Accounting for Income Taxes*. Under the asset and liability method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under SFAS 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

(n) Use of Estimates

The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Note 1 in the Notes to the Consolidated Financial Statements for the fiscal year ended April 30, 2007, describes the significant accounting policies that we have used in preparing our financial statements. On an ongoing basis, we evaluate our estimates, including, but not limited to those related to revenue/vendor specific object evidence (VSOE), bad debts, capitalized software costs, goodwill, intangible asset impairment, income taxes and contingencies. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Our actual results could differ materially from these estimates under different assumptions or conditions.

(o) Stock Compensation Plan

The Company has three stock-based employee compensation plans, which are described more fully in Note 7. Prior to May 1, 2006, the Company accounted for these plans under the recognition and measurement provisions of APB Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations, as permitted by Statement of Financial Accounting Standards No. 123 ("SFAS 123"), "Accounting for Stock-Based Compensation." Substantially no expense associated with employee stock options was recognized prior to May 1, 2006 as all options granted under the plans had an exercise price equal to the market value of the underlying common stock on the date of grant.

Adoption of Statement of Financial Accounting Standards No. 123(R), "Share Based Payment"

Effective May 1, 2006, the Company adopted the fair value recognition provisions of Statement of Financial Accounting Standards No. 123(R) ("SFAS 123(R)"), "Share-Based Payment" using the modified prospective transition method. Under this transition method, compensation cost recognized on or after May 1, 2006 includes: (a) compensation cost for all share-based payments granted prior to, but not yet vested as of May 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123, and (b) compensation cost for all share-based payments granted on or after May 1, 2006, based on the grant date fair value estimated in accordance with SFAS No. 123(R). In accordance with this transition method, the Company's financial statements for the prior periods have not been restated to reflect, and do not include the impact of SFAS No. 123(R).

During fiscal 2007, the Company recorded stock option compensation cost of $825,000 and related income tax benefits of approximately $144,000. Stock-based compensation expense on current year grants is recorded on a straight-line basis over the vesting period directly to additional paid-in capital.

Prior to the adoption of SFAS No. 123(R), the Company presented all tax benefits of deductions resulting from the exercise of stock options as operating cash flows in the consolidated statement of cash flows. SFAS No. 123(R) requires that cash flows resulting from the tax benefits generated by tax deductions in excess of the compensation cost recognized for those options (excess tax benefits) to be classified as financing cash flows. During the year ended April 30, 2007, the Company realized tax benefits from stock option net operating losses (NOLs) generated in previous and current periods resulting in approximately $1,256,000 of excess tax benefits which are included as a component of cash flows from financing activities in the accompanying 2007 consolidated statement of cash flows.

The following table shows what the Company's net earnings and earnings per share would have been using the fair value based method under SFAS No. 123 for the years ended April 30, 2006 and 2005:

	Years ended April 30,	
	2006	2005
	(in thousands, except per share amounts)	
Net earnings as reported		
Add: Stock-based employee compensation expense included in reported net income, net of taxes	$5,019	$3,284
Deduct: Stock-based compensation expense determined under fair value based method for all awards	(665)	(587)
Pro forma net earnings in accordance with SFAS No. 123	$4,354	$2,697
Basic net earnings per share:		
As reported	$ 0.21	$ 0.14
Pro forma in accordance with SFAS No. 123	$ 0.18	$ 0.11
Diluted net earnings per share:		
As reported	$ 0.20	$ 0.13
Pro forma in accordance with SFAS No. 123	$ 0.17	$ 0.11

(p) Impairment of Long-Lived Assets

In accordance with SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*, long-lived assets, such as property, plant, and equipment, and purchased intangibles subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized by the amount by which the carrying amount of the asset exceeds the fair value of the asset. Assets to be disposed of by sale would be separately presented in the balance sheet and reported at the lower of the carrying amount or fair value less costs to sell, and are no longer depreciated. The assets and liabilities of a group classified as held for sale would be presented separately in the appropriate asset and liability sections of the balance sheet.

(q) Impairment of Goodwill

In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets," the Company evaluates the carrying value of goodwill annually and between annual evaluations if events occur or circumstances change that would more likely than not reduce the fair value of the reporting unit below its carrying amount. Such circumstances could include, but are not limited to, (1) a significant adverse change in legal factors or in business climate, (2) unanticipated competition, or (3) an adverse action or assessment by a regulator. When evaluating whether the goodwill is impaired, the Company compares the fair value of the reporting unit to which the goodwill is assigned to its carrying amount, including goodwill. If the carrying amount of a reporting unit exceeds its fair value, then the amount of the impairment loss must be measured. The impairment loss would be calculated by comparing the implied fair value of reporting unit goodwill to its carrying amount. In calculating the implied fair value of goodwill, the fair value of the reporting unit is allocated to all of the other assets and liabilities of that unit based on their fair values. The excess of the fair value of a reporting unit over the amount assigned to its other assets and liabilities is the implied fair value of goodwill. The Company performed its periodic review of its goodwill for impairment as of April 30, 2007 and did not identify any asset impairment as a result of the review.

(r) Comprehensive Income

SFAS No. 130, Reporting Comprehensive Income, establishes standards for reporting and presentation of comprehensive income and its components in a full set of financial statements. Comprehensive income consists of net earnings and foreign currency translation adjustments and is presented in the consolidated statements of shareholders' equity and comprehensive income. SFAS No. 130 requires only additional disclosures in the consolidated financial statements; it does not affect the Company's consolidated financial position or results of operations.

(s) Earnings per Common Share

The Company has two classes of common stock of which Class B common shares are convertible into Class A common shares at any time, on a one-for-one basis. Under the Company's Articles of Incorporation, if dividends are declared, holders of Class A common shares shall receive a $.05 dividend per share prior to the Class B common stock receiving any dividend and holders of Class A common stock shall receive a dividend at least equal to Class B common stock dividends on a per share basis. As a result, the Company has computed the earnings per share in compliance with Statement of Financial Accounting Standards (SFAS) No. 128, "Earnings per Share", which requires companies that have multiple classes of equity securities to use the "two-class" method in computing earnings per share.

For the Company's basic earnings per share calculation, the Company uses the "two-class" method. Basic earnings per share are calculated by dividing net earnings attributable to each class of common stock by the weighted average number of shares outstanding. All undistributed earnings are allocated evenly between Class A and B common stock in the earnings per share calculation to the extent that earnings equal or exceed $.05 per share. This allocation is based on management's judgment after considering the dividend rights of the two-classes of common stock, the control of the Class B shareholders and the convertibility rights of the Class B shares to Class A shares.

Diluted earnings per share is calculated similar to basic earnings per share, except that the calculation includes the dilutive effect of the assumed exercise of options issuable under the Company's stock incentive plans. For the Company's diluted earnings per share calculation for Class A shares, the Company uses the "if-converted" method. This calculation assumes that all Class B common shares are converted into Class A common shares and, as a result, assumes there are no holders of Class B common shares to participate in undistributed earnings.

For the Company's diluted earnings per share calculation for Class B shares, the Company uses the "two-class" method. This calculation does not assume that all Class B common shares are converted into Class A common shares. In addition, this method assumes the dilutive effect of Class A stock options were converted to Class A shares and the undistributed earnings are allocated evenly to both Class A and B shares including Class shares issued pursuant to those converted stock options. This allocation is based on management's judgment after considering the dividend rights of the two-classes of common stock, the control of the Class B shareholders and the convertibility rights of the Class B shares to Class A shares.

The following tables set forth the computation of basic earnings per common share and diluted earnings per common share (in thousands except for per share amounts), See Note 7 for total stock options outstanding and potentially dilutive:

Basic earnings per common share:

	Year Ended April 30, 2007		Year Ended April 30, 2006		Year Ended April 30, 2005	
	Class A	Class B	Class A	Class B	Class A	Class B
Distributed earnings	$ 0.31	$ 0.31	$ 0.28	$ 0.28	$ 0.28	$ 0.28
Undistributed earnings/(loss)	0.03	0.03	(0.07)	(0.07)	(0.14)	(0.14)
Total	$ 0.34	$ 0.34	$ 0.21	$ 0.21	$ 0.14	$ 0.14
Distributed earnings	$ 6,663	$ 994	$ 5,808	$ 961	$ 5,673	$ 992
Undistributed earnings/(loss)	674	102	(1,509)	(242)	(2,873)	(508)
Total	$ 7,337	$1,096	$ 4,300	$ 719	$ 2,800	$ 484
Basic weighted average common shares	21,366	3,250	20,761	3,325	20,171	3,563

Diluted EPS for Class A common shares using the If-Converted Method

Year Ended April 30, 2007

	Undistributed and distributed earnings to Class A Common	Class A Common Shares	EPS
Per basic	$7,337	21,366	$0.34
Common stock equivalents	—	1,145	
	7,337	22,511	0.33
Class B conversion	1,096	3,250	
Diluted EPS for Class A	$8,433	25,761	$0.33

Year Ended April 30, 2006

	Undistributed and distributed earnings to Class A Common	Class A Common Shares	EPS
Per basic	$4,300	20,761	$0.21
Common stock equivalents	—	1,013	
	4,300	21,774	0.20
Class B conversion	719	3,325	
Diluted EPS for Class A	$5,019	25,099	$0.20

Year Ended April 30, 2005

	Undistributed and distributed earnings to Class A Common	Class A Common Shares	EPS
Per basic	$2,800	20,171	$0.14
Common stock equivalents	—	740	
	2,800	20,911	0.13
Class B conversion	484	3,563	
Diluted EPS for Class A	$3,284	24,474	$0.13

Diluted EPS for Class B common shares using the Two-Class Method

Year Ended April 30, 2007

	Undistributed and distributed earnings to Class B Common	Class B Common Shares	EPS
Per basic	$1,096	3,250	$0.34
Reallocation of undistributed earnings to Class A shares from Class B shares	(5)		
Diluted EPS for Class B	$1,091	3,250	$0.34

Year Ended April 30, 2006

	Undistributed and distributed earnings to Class B Common*	Class B Common Shares	EPS**
Per basic	$ 719	3,325	$0.21
Reallocation of undistributed earnings to Class A shares from Class B shares	10		
Diluted EPS for Class B	$ 729	3,325	$0.21

Year Ended April 30, 2005

	Undistributed and distributed earnings to Class B Common*	Class B Common Shares	EPS
Per basic	$484	3,563	$0.14
Reallocation of undistributed earnings to Class A shares from Class B shares	15		
Diluted EPS for Class B	$499	3,563	$0.14

* Reallocation of undistributed shares is anti-dilutive

** Amounts adjusted for rounding

(t) Guarantees and Indemnifications

The Company accounts for guarantees in accordance with Financial Interpretation No. 45 ("FIN 45"), *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others*. The Company's sales agreements with customers generally contain infringement indemnity provisions. Under these agreements, the Company agrees to indemnify, defend and hold harmless the customer in connection with patent, copyright or trade secret infringement claims made by third parties with respect to the customer's authorized use of the Company's products and services. The indemnity provisions generally provide for the Company's control of defense and settlement and cover costs and damages finally awarded against the customer, as well as the Company's modification of the product so it is no longer infringing or, if it cannot be corrected, return of the product for a refund. The sales agreements with customers sometimes also contain indemnity provisions for death, personal injury or property damage caused by the Company's personnel or contractors in the course of performing services to customers. Under these agreements, the Company agrees to indemnify, defend and hold harmless the customer in connection with death, personal injury and property damage claims made by third parties with respect to actions of the Company's personnel or contractors. The indemnity provisions generally provide for the Company's control of defense and settlement and cover costs and damages finally awarded against the customer. The indemnity obligations contained in sales agreements generally have a limited life and monetary award. The Company has not previously incurred costs to settle claims or pay awards under these indemnification obligations. The Company accounts for these indemnity obligations in accordance with SFAS No. 5, *Accounting for Contingencies*, and records a liability for these obligations when a loss is probable and reasonably estimable. The Company has not recorded any liabilities for these agreements as of April 30, 2007 or 2006.

The Company warrants to its customers that its software products will perform in all material respects in accordance with the standard published specifications in effect at the time of delivery of the licensed products to the customer generally for 90 days after delivery of the licensed products. Additionally, the Company warrants to its customers that services will be performed consistent with generally accepted industry standards or specific service levels through completion of the agreed upon services. If necessary, the Company will provide for the estimated cost of product and service warranties based on specific warranty claims and claim history. However, the Company has not incurred significant recurring expense under product or service warranties. Accordingly, the Company has no liabilities recorded for these agreements as of April 30, 2007 or 2006.

(u) Industry Segments

The Company operates and manages its business in three reportable segments. See Note 11 of the Consolidated Financial Statements.

(2) Investments

Investments consist of the following (in thousands):

	April 30	
	2007	2006
Trading:		
Debt Securities:		
US Treasury securities	$ 806	$ 2,281
Tax-exempt state and municipal bonds	308	463
Other government bonds	2,065	1,476
Certificates of Deposit	199	198
Total Debt securities	3,378	4,418
Marketable equity securities	7,592	7,974
	$10,970	$12,392

	April 30, 2007		
	Carrying value	Fair value	Unrealized gain (loss)
Held-to-maturity:			
Commercial paper	$ 6,972	$ 6,990	$ 18
Corporate bonds	1,485	1,341	(144)
Government securities	7,715	7,709	(6)
	$16,172	$16,040	$(132)

	April 30, 2006		
	Carrying value	Fair value	Unrealized gain (loss)
Held-to-maturity:			
Commercial paper	$ 6,972	$ 6,980	$ 8
Corporate bonds	3,556	3,553	(3)
Government securities	10,303	10,277	(26)
	$20,831	$20,810	$(21)

The total carrying value of all investments on a consolidated basis was approximately $27,142,000 and $33,223,000 at April 30, 2007 and 2006, respectively. At April 30, 2007 and 2006, approximately $0 and $499,000, respectively, of held-to-maturity investments are included in investments-noncurrent in the accompanying consolidated balance sheets. As of April 30, 2007, the Company does not believe any investments to be impaired other than on a temporary basis.

The Contractual maturities of debt securities classified as trading at April 30, 2007 and 2006 were as follows (in thousands):

	2007	2006
Due within one year	$3,157	$3,520
Due within two years	—	491
Due within three years	—	98
Due after three years	221	309
	$3,378	$4,418

The contractual maturity of debt securities classified as held to maturity at April 30, 2007 and 2006 were as follows (in thousands):

	2007	2006
Due within one year	$16,040	$20,311
Due within two years	—	—
Due within three years	—	—
Due after three years	—	499
	$16,040	$20,810

In 2007, 2006, and 2005, the Company's investment portfolio of trading securities experienced net unrealized holding gains of approximately $433,000, $1,002,000, and $367,000, respectively, which have been included in other income, net in the accompanying consolidated statements of operations.

(3) Fair Value of Financial Instruments

The Company's financial instruments, excluding investments, consisted of cash and cash equivalents; trade accounts receivable and unbilled accounts receivable; accounts payable; accrued compensation and related costs; and other current liabilities. The carrying amounts of these financial instruments approximate fair value because of their short-term maturities. For the Company's investments classified as "trading," the carrying value represents fair value. See note 2 for the fair value of the Company's investments classified as "held-to-maturity."

(4) Furniture, Equipment and Purchased Software

Furniture, equipment and purchased software consisted of the following at April 30, 2007 and 2006 (in thousands):

	2007	2006
Buildings and leasehold improvements	$17,979	$17,847
Computer equipment and purchased software	8,327	8,165
Office furniture and equipment	3,823	3,837
	30,129	29,849
Less accumulated depreciation and amortization	23,049	22,180
	$ 7,080	$ 7,669

(5) Acquisitions

On September 30, 2004, Logility acquired certain assets and the distribution channel of privately-held Demand Management, Inc. ("DMI"), a St. Louis-based provider of supply chain planning systems marketed under the Demand Solutions® brand, for $9.5 million in cash, less working capital and cash on hand, for a net cash consideration of $8.6 million.

The following unaudited pro forma information presents our results of operations for the year ended April 30, 2005 as if the acquisition had taken place at May 1, 2004 (in thousands, except per share data):

	Year Ended April 30, 2005
Total revenues	$70,467
Net earnings	4,202
Net earnings per common share (basic)	0.18
Net earnings per common share (diluted)	0.17
Weighted average number of common shares outstanding (basic)	23,734
Weighted average number of common shares outstanding (diluted)	24,531

These pro forma results of operations include adjustments to the financial statements of the consolidated companies and have been prepared for comparative purposes only. Because our fiscal year ends on April 30, and DMI's ends on December 31, timing differences exist in the twelve month periods reported; however, we believe these timing differences are not material, as DMI's operating results have historically been consistent quarter to quarter. For DMI, we have used the twelve month period from April 1 – March 31. These pro forma results exclude the post-acquisition fair value adjustment made to deferred revenue from the date of acquisition as described below, and do not purport to be indicative of our actual results of operations had the acquisition occurred at the beginning of 2005.

The acquisition has been accounted for under the purchase method of accounting, and the results of operations are included in operations after October 1, 2004. The purchase price has been allocated to net tangible assets acquired of $432,000 (including acquisition related expenses of approximately $373,000), identifiable intangible assets of $2.4 million and other intangibles assets of $5.8 million. The identifiable intangibles assets include $1.0 million for contractual distributor relationships, $800,000 for customer relationships, and $300,000 for trademarks, all of which are being amortized on a straight-line basis over period of six years. Identifiable intangible assets also include $300,000 for acquired developed technology which is being amortized over the greater of the amount computed using (a) the ratio that current gross revenues for a product bear to the total of current and anticipated future gross revenues for that product or (b) the straight-line method over the remaining estimated economic life of the product (three years) including the period being reported on. The remaining $5.8 million of other intangibles assets is goodwill, which is not being amortized, but it being reviewed for impairment on an annual basis.

During the three months ended October 31, 2005, we reversed the purchase accounting accrual related to certain contingent liabilities, which totaled approximately $294,000 and reduced goodwill by this same amount.

On June 27, 2005, Logility, Inc., our approximately 88% owned subsidiary, purchased approximately 247,189 shares of its common stock for approximately $1.5 million. In accordance with SFAS No. 141, "Business Combinations," we have accounted for this transaction under the purchase method of accounting. The total amount allocated from this transaction was $1.2 million, which includes approximately $237,000 related to the non-cash tax effects of this treasury stock purchase. We have allocated the $1.2 million to capitalized software development costs, totaling approximately $197,000, intangible assets, totaling approximately $189,000, and goodwill, totaling approximately $821,000, based on management's estimates of fair value at the date of the transaction. The costs allocated to capitalized software development costs and intangible assets are being amortized ratably based on the projected revenues associated with the related assets of Logility, Inc. or on a straight-line basis over three to six years, whichever method results in a higher level of amortization. Amortization of these capitalized costs is included in the cost.of license revenues and general and administrative costs in the accompanying consolidated statements of operations for capitalized software development costs and intangible assets, respectively.

(6) Income Taxes

Income tax expense consisted of the following:

	Years ended April 30,		
	2007	2006	2005
	(In thousands)		
Current:			
Federal	$2,630	$1,144	$ 53
State	676	141	33
	3,306	1,285	86
Deferred:			
Federal	2,114	1,966	1,376
State	76	380	161
	2,190	2,346	1,537
	$5,496	$3,631	$1,623

AMERICAN SOFTWARE, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

April 30, 2007, 2006, and 2005

The Company's effective income tax rate differs from the "expected" income tax expense calculated by applying the Federal statutory rate of 34% to earnings before income taxes and minority interest as follows:

	Years ended April 30,		
	2007	2006	2005
	(In thousands)		
Computed "expected" income tax expense	$5,000	$3,258	$ 1,642
Increase (decrease) in income taxes resulting from:			
State income taxes, net of Federal income tax effect	483	394	249
Research and development credits	(184)		
Change in valuation allowance for deferred tax assets	(449)	56	(3,391)
Write-off of foreign net operating loss carryforwards	449	—	—
Recognition of benefit to additional paid-in capital from stock option net operating loss carryforwards	—	—	3,239
Tax contingencies	115	—	—
Other, net, including permanent items	82	(77)	(116)
	$5,496	$3,631	$ 1,623

As of April 30, 2007, the Company has provided a tax accrual of approximately $115,000 related to state income tax contingencies. This amount is included in income taxes payable in the consolidated balance sheets.

Our effective income tax rates were 37.4%, 37.9% and 33.6% in 2007, 2006 and 2005, respectively. Our effective income tax rate takes into account the source of taxable income, domestically by state and internationally by country, and available income tax credits and net operating loss carryforwards. The provision for income taxes in 2007 and 2006 excludes $753,000 and $1.1 million, respectively, of tax benefits realized from the recognition of stock option net operating losses, which has been recorded in additional paid-in capital.

The significant components of deferred income tax expense attributable to income from continuing operations before income taxes for the years ended April 30, 2007, 2006, and 2005 are as follows:

	Years ended April 30,		
	2007	2006	2005
	(In thousands)		
Deferred tax expense	$2,639	$2,290	$1,689
Increase (decrease) in beginning-of-the-year balance of the valuation allowance for deferred tax assets[1]	(449)	56	(152)
	$2,190	$2,346	$1,537

1 Excludes approximately $3.2 million reduction in valuation allowance from the recognition of benefit to additional paid-in capital from stock option net operating loss carryforwards in fiscal 2005.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at April 30, 2007 and 2006 are presented as follows:

	2007	2006
	(In thousands)	
Deferred tax assets:		
Accruals and expenses not deducted for tax purposes	$ 546	$ 530
Net operating loss carryforwards	—	1,776
Intangible assets and fixed asset basis differences	312	283
Research and experimentation tax credit carryforwards	—	393
Tax credit carryforwards	—	849
Nonqualified stock options	144	—
Total gross deferred tax assets	1,002	3,831
Less valuation allowance	—	449
Net deferred tax assets	1,002	3,382
Deferred tax liabilities:		
Capitalized computer software development costs	(2,401)	(2,627)
Unrealized gains/losses on trading securities	(1,033)	(812)
Goodwill amortization	(99)	(58)
Fixed asset basis differences	—	(92)
Deferred revenue	—	(339)
Other	(77)	(76)
Total gross deferred tax liabilities	(3,610)	(4,004)
Net deferred tax liabilities	$(2,608)	$ (622)

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Based upon reversal of deferred tax liabilities and expected future profitability, management believes it is more likely than not the Company will realize the benefits of these deductible differences, net of the existing valuation allowances, at April 30, 2007.

The Company's subsidiaries in France and the United Kingdom generated net operating losses in prior years and a deferred tax asset was recorded. A full valuation allowance had also been recorded against these deferred tax assets. During fiscal year 2007, these net operating loss deferred tax assets and related valuation allowance were removed primarily due to the liquidation of the Company's French subsidiary and the net operating loss was removed as part of the liquidation. Additionally included in the net operating loss utilized during 2007 are stock option benefits of approximately $203,000 which were generated in prior years.

(7) Shareholders' Equity

Certain Class A and Class B Common Stock Rights

Except for the election or removal of Directors and class votes as required by law or the Articles of Incorporation, holders of both classes of common stock vote as a single class on all matters with each share of

Class A common stock entitled to cast one-tenth vote per share and each share of Class B common stock entitled to cast one vote per share. Neither class has cumulative voting rights. Holders of Class A common stock, as a class, are entitled to elect 25% of the board of directors (rounded up to the nearest whole number of Directors) if the number of outstanding shares of Class A common stock is at least 10% of the number of outstanding shares of both classes of common stock. No cash or property dividend may be paid to holders of shares of Class B common stock during any fiscal year of the Company unless a dividend of $0.05 per share has been paid in such year on each outstanding share of Class A common stock. This $0.05 per share annual dividend preference is noncumulative. Dividends per share of Class B common stock during any fiscal year may not exceed dividends paid per share of Class A common stock during each year. Each share of Class B common stock is convertible at any time into one share of Class A common stock at the option of the shareholder.

Stock Option Plans

The Company has outstanding stock options granted pursuant to three stock option plans. The 1991 Employee Stock Option Plan (the "Employee Option Plan") and the Directors and Officers Stock Option Plan (the "Directors and Officers Option Plan") were adopted in 1991. These Plans were terminated and replaced by the 2001 Stock Option Plan (the "2001 Option Plan") effective September 1, 2000. Options outstanding under the Employee Option Plan and the Directors and Officers Option Plan remain in effect, but no new options may be granted under those plans.

Under the 2001 Stock Option Plan, options to purchase Class A common shares are granted in the form of both incentive stock options and non-qualified stock options. The number of options granted under this plan is determined with each grant, except with respect to non-employee directors, who receive grants of non-qualified options to purchase 5,000 shares upon election and 3,000 shares at the end of each fiscal quarter. The price of such grants is equal to the closing market price of the shares on the date of grant. Options are exercisable based on the terms of such options, but no more than 10 years after the date of grant (or 5 years for incentive stock options granted to any person who owns 10% or more of the combined voting power of all classes of capital stock of the Company at the time of grant). A total of 3,575,000 shares are authorized for issuance pursuant to options granted under this Plan. In February 2005, the Board amended the stock option grant forms to be used in connection with the 2001 Option Plan for future grants to provide for a six year grant life and a five year vesting period. In July 2005, the Board of Directors approved an amendment increasing the number of shares available for grant by 600,000 shares. When stock options are exercised, it is the Company's policy is to issue stock from authorized shares rather than from treasury shares.

Incentive and nonqualified options exercisable at April 30, 2007, 2006 and 2005 totaled 2,301,656, 2,278,005, and 2,457,443, respectively. Options available for grant at April 30, 2007, for the 2001 Plan are 223,353 shares.

Effective August 7, 1997, Logility Inc., a subsidiary of the Company, adopted the Logility, Inc. 1997 Stock Plan (Subsidiary Stock Plan). The Subsidiary Stock Plan provides for grants of incentive stock options and non-qualified stock options to certain key employees and directors of Logility, Inc. The Subsidiary Stock Plan also allows for stock appreciation rights in lieu of or in addition to stock options. Options to purchase a maximum of 1.6 million shares of common stock and a maximum of 300,000 units of Stock Appreciation Rights (SARs), as defined, may be granted under the Subsidiary Stock Plan. The options generally vest over a four-year period. The terms of the options generally are for ten years. There have been no SARs granted to date. In March 2005, the Logility, Inc. Board amended the stock option grant forms to be used in connection with the 2001 Option Plan for future grants to provide for a six year grant life and a five year vesting period.

A summary of changes in outstanding options for the year ended April 30, 2007 is as follows:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at May 1, 2006	3,019,968	$4.04		
Granted	400,000	6.23		
Exercised	(317,594)	3.16		
Forfeited/cancelled	(12,912)	5.06		
Outstanding at April 30, 2007	3,089,462	$4.41	4.2	$13,793,779
Exercisable at April 30, 2007	2,301,656	$3.89	3.8	$11,547,049

The weighted-average grant date fair value of stock options granted during the years ended April 30, 2007, 2006, and 2005 are $1.74, $2.03, and $2.65 per share, respectively. The fair value of each option award is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions for the years ended April 30, 2007, 2006, and 2005:

	2007	2006	2005
Dividend yield	5.0%	4.8%	5.0%
Expected volatility	42.6%	54.5%	78.5%
Risk-free interest rate	4.9%	4.3%	3.7%
Expected term	4.5 years	4.5 years	6 years

A summary of changes in outstanding options for our Subsidiary's Stock Plan for the year ended April 30, 2007 is as follows:

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
Outstanding at May 1, 2006	683,097	$4.05		
Granted	117,000	8.17		
Exercised	(50,261)	3.19		
Forfeited/cancelled	(3,750)	4.00		
Outstanding at April 30, 2007	746,086	$4.75	4.5	$3,885,249
Exercisable at April 30, 2007	564,536	$4.22	4.0	$3,257,112

The weighted-average grant date fair value of stock options granted during the years ended April 30, 2007, 2006, and 2005 are $4.57, $4.80, and $3.36 per share, respectively. The fair value of each option award is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions for the years ended April 30, 2007, 2006, and 2005:

	2007	2006	2005
Dividend yield	0%	0%	0%
Expected volatility	64.5%	68.0%	106.4%
Risk-free interest rate	4.9%	4.5%	3.7%
Expected term	4.5 years	4.5 years	6.2 years

The expected volatility is based on the historical volatility and other factors. The Company uses historical data to estimate stock option exercise and forfeiture rates. The expected term represents the period over which the share-based awards are expected to be outstanding. It has been determined using the shortcut method described in SEC Staff Accounting Bulletin ("SAB") No. 107. The dividend yield is an estimate of the expected dividend yield on the Company's stock. The risk-free rate is based on U.S. Treasury yields in effect at the time of the grant for the expected term of the stock options.

Options issued after May 1, 2006 with graded vesting are valued as a single award. The total value of the award is expensed on a straight-line basis over the vesting period with the amount of compensation cost recognized at any date at least equal to the portion of the grant date value of the award that is vested at that date. During the years ended April 30, 2007, 2006, and 2005, we issued 317,594, 492,933 and 448,246 shares of common stock, respectively, resulting from the exercise of stock options. During the years ended April 30, 2007, 2006 and 2005, our subsidiary issued 50,261, 188,456 and 15,600 shares of common stock, respectively, resulting from the exercise of stock options. The total intrinsic value of options exercised during the years ended April 30, 2007, 2006 and 2005 based on market value at the exercise dates was $1,410,802, $1,860,202 and $1,398,269, respectively. The total intrinsic value of options exercised at our subsidiary during the years ended April 30, 2007, 2006 and 2005 based on market value at the exercised dates was $284,972, $1,097,466 and $25,453, respectively. As of April 30, 2007, unrecognized compensation cost related to unvested stock option awards approximated $1.3 million and is expected to be recognized over a weighted average period of 1.8 years. As of April 30, 2007, unrecognized compensation cost related to unvested stock option awards at our subsidiary approximated $702,000 and is expected to be recognized over a weighted average period of 2 years.

Stock Repurchases

On August 22, 2002, our Board of Directors approved a resolution authorizing the repurchase of up to 2.0 million shares of our Class A common stock. These repurchases have been and will be made through open market purchases at prevailing market prices. The timing of any repurchases will depend upon market conditions, the market price of our common stock and management's assessment of our liquidity and cash flow needs. We did not make any repurchases of our common stock in the quarter ended April 30, 2007. For this repurchase plan, through April 30, 2007, we have repurchased 247,232 shares of common stock at a cost of approximately $1.1 million. Under all repurchase plans as of April 30, 2007, we have repurchased 3,782,185 shares of common stock at a cost of approximately $20.5 million.

In February 2003, the Logility's Board of Directors amended an existing stock repurchase program to authorize the repurchase of up to an additional 400,000 shares of the Company's common stock for a total authorized repurchase amount of up to 1,550,000 shares. Logility has repurchased 1,296,104 shares of its common stock for $7.8 million as of April 30, 2007.

(8) International Revenue and Significant Customer

International revenues approximated $8.6 million or 10%, $6.8 million or 9%, and $5.0 million or 8%, of consolidated revenues for the years ended April 30, 2007, 2006, and 2005, respectively, and were derived primarily from customers in Canada and Europe.

No customer accounted for approximately 10% of consolidated revenue for the year ended April 30, 2007.

One customer accounted for approximately 14% of consolidated revenue for the year ended April 30, 2006, principally from our IT Consulting segment. Accounts receivable from this customer was $1,439,000 at April 30, 2006.

Two customers accounted for approximately 11% and 14% of consolidated revenue for the year ended April 30, 2005, principally from our ERP and IT Consulting segments. Accounts receivable from these customers were $1,249,000 and $505,000 at April 30, 2005, respectively.

(9) Investment Impairment

In 2006 and 2005 we recorded $281,000 and $100,000, respectively, of investment impairment charges related to a minority investment.

(10) Commitments and Contingencies

(a) Leases

The Company leases other office facilities and equipment under various operating leases. Rental expense for these leases approximated $889,000, $789,000, and $865,000 for the years ended April 30, 2007, 2006, and 2005, respectively. A facility leased by a subsidiary of the Company included a lease incentive which was recorded as an increase in leasehold improvements and deferred rent.

The Company leased several floors of its headquarters in Atlanta, GA under various operating leases. Rental income for these leases approximated $532,000 $509,000 and $398,000 for three years ended April 30, 2007, 2006 and 2005, respectively. In addition the Company owns properties leased under various operating leases. Rental income for these leases approximated $230,000, $211,000 and $146,000 for the three years ended April 30, 2007, 2006, and 2005, respectively. The rental income is included as a component of other income in the accompanying consolidated statements of operations.

Future minimum lease payments under noncancelable operating leases (with initial or remaining lease terms in excess of one year) as of April 30, 2007 are as follows (existence of renewal or escalation clauses) (in thousands):

Years ended April, 30:	
2008	$368
2009	293
2010	119
2011	53
	$833

Future minimum lease rentals receivable under noncancelable operating leases (with initial or remaining lease terms in excess of one year) as of April 30, 2007 are as follows (already included or prorated at the company's occupied building) (in thousands):

Years ended April, 30:	
2008	$ 579
2009	308
2010	212
2011	123
2012	126
	$1,348

(b) 401(k) Profit Sharing Plan

Employees are offered the opportunity to participate in the Company's 401(k) Profit Sharing Plan (the 401(k) Plan), which is intended to be a tax-qualified defined contribution plan under Section 401(k) of the Internal Revenue Code. Under the 401(k) Plan, employees are eligible to participate on the first day of the month following the date of hire. Eligible employees may contribute up to 60% of pretax income to the 401(k) Plan. Subject to certain limitations, the Company may make a discretionary profit sharing contribution at an amount determined by the board of directors of the Company. The Company did not make profit sharing contributions for 2007, 2006, or 2005.

(c) Contingencies

The Company more often than not indemnifies its customers against damages and costs resulting from claims of patent, copyright, or trademark infringement associated with use of the Company's products. The Company has historically not been required to make any payments under such indemnifications. However, the Company continues to monitor the conditions that are subject to the indemnifications to identify whether it is probable that a loss has occurred, and would recognize any such losses under the indemnifications when those losses are estimable. In addition, the Company warrants to customers that the Company's products operate substantially in accordance with the software product's specifications. Historically, no costs have been incurred related to software product warranties and none are expected in the future, and as such no accruals for software product warranty costs have been made. Additionally, the Company is involved in various claims arising in the ordinary course of business. In the opinion of management, the ultimate disposition of these matters will not have a material adverse effect on the financial position or results of operations of the Company.

(11) Segment information

The Company has adopted SFAS No. 131, *Disclosures About Segments of an Enterprise and Related Information*. The Company operates and manages its business in three segments based on software and services provided in three key product markets: (i) Collaborative Supply Chain Management, which provides collaborative supply chain solutions to streamline and optimize the production, distribution and management of products between trading partners; (ii) Enterprise Resource Planning (ERP), which automates customers' internal financing, human resources, and manufacturing functions; and (iii) IT Consulting, which consists of IT staffing and consulting services. The Collaborative Supply Chain Management segment represents the business of our 88%, as of April 30, 2007, owned subsidiary Logility, Inc., as well as the recently acquired DMI.

The Company's chief operating decision maker is the President and Chief Executive Officer (CEO). While the CEO is apprised of a variety of financial metrics and information, the Company's business is principally managed on a segment basis, with the CEO evaluating performance based upon segment operating profit or loss that includes an allocation of common expenses, but excludes certain unallocated expenses. The CEO does not view segment results below operating profit (loss) before unallocated costs, and therefore unallocated expenses, interest income and other, net, and the provision for income taxes are not broken out by segment. The Company does not account for, or report to the CEO, assets or capital expenditures by segment.

AMERICAN SOFTWARE, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

April 30, 2007, 2006, and 2005

Following is information related to each segment as of and for the years ended April 30, 2007, 2006 and 2005:

	2007	2006	2005
Revenues:			
Enterprise Resource Planning	$21,895	$20,750	$23,502
Collaborative Supply Chain Management	43,763	37,303	24,876
IT Consulting	18,709	18,577	16,166
	$84,367	$76,630	$64,544
Operating income (loss) before intersegment eliminations:			
Enterprise Resource Planning	$ 685	$ (131)	$ 2,419
Collaborative Supply Chain Management	8,521	5,959	(876)
IT Consulting	823	180	1,004
	$10,029	$ 6,008	$ 2,547
Intersegment eliminations:			
Enterprise Resource Planning	$ (1,704)	$ (1,600)	$ (1,595)
Collaborative Supply Chain Management	1,704	1,600	1,595
IT Consulting	—	—	—
	$ —	$ —	$ —
Operating income (loss) after intersegment eliminations:			
Enterprise Resource Planning	$ (1,019)	$ (1,731)	$ 824
Collaborative Supply Chain Management	10,225	7,559	719
IT Consulting	823	180	1,004
	$10,029	$ 6,008	$ 2,547
Capital expenditures:			
Enterprise Resource Planning	$ 241	$ 482	$ 915
Collaborative Supply Chain Management	194	196	415
IT Consulting	—	—	—
	$ 435	$ 678	$ 1,330
Capitalized Software:			
Enterprise Resource Planning	$ 12	$ (220)	$ 136
Collaborative Supply Chain Management	2,264	2,423	2,750
IT Consulting	—	—	—
	$ 2,276	$ 2,203	$ 2,886
Depreciation and amortization:			
Enterprise Resource Planning	$ 1,096	$ 1,063	$ 1,124
Collaborative Supply Chain Management	3,295	2,556	3,064
IT Consulting	1	—	3
	$ 4,392	$ 3,618	$ 4,191

	April 30, 2007	April 30, 2006	April 30, 2005
Identifiable assets:			
Enterprise Resource Planning	$ 53,537	$ 51,650	$ 52,746
Collaborative Supply Chain Management	59,657	53,074	47,809
IT Consulting	4,622	5,165	3,789
	$117,816	$109,889	$104,344

(12) Financial Statements and Supplementary Data (Unaudited)

The following schedule presents results for each quarter in the years ended April 30, 2007 and 2006 (in thousands, except per share amounts):

	Total revenues	Gross Margins	Operating income	Net earnings	Diluted earnings per share
Quarter ended:					
July 31, 2006	$20,181	$10,306	$ 1,674	$1,247	$0.05
October 31, 2006	20,225	10,529	1,766	1,821	0.07
January 31, 2007	21,478	12,218	2,963	2,503	0.10
April 30, 2007	22,483	12,716	3,626	2,862	0.11
Year ended April 30, 2007	$84,367	$45,769	$10,029	$8,433	$0.33
Quarter ended:					
July 31, 2005	$16,766	$ 8,595	$ 729	$1,024	$0.04
October 31, 2005	19,034	10,423	1,797	819	0.03
January 31, 2006	20,368	10,742	2,119	1,987	0.08
April 30, 2006	20,462	10,086	1,363	1,189	0.05
Year ended April 30, 2006	$76,630	$39,846	$ 6,008	$5,019	$0.20

(13) Subsequent Events

On May 15, 2007, the Logility Board of Directors adopted the Logility, Inc. 2007 Stock Plan, subject to Shareholder approval at the Logility annual meeting of Shareholders, scheduled for August 21, 2007. If approved, the 2007 Stock Plan would replace the Company's 1997 Stock Plan, which expires August 7, 2007, and provide for the granting of options to purchase up to 500,000 shares of common stock and up to 300,000 stock appreciation rights units, on terms similar to those in the 1997 Stock Plan. Options previously granted under the 1997 Stock Plan will continue to be exercisable in accordance with their terms.

On June 21, 2007 the Company's Board of Directors approved an increase to the 2001 Stock Plan for the granting of options to purchase an additional 800,000 shares of common stock. This motion is subject to Shareholder approval at the Company's annual meeting of Shareholders, scheduled for August 20, 2007.

On June 28, 2007 our subsidiary purchased 30,000 shares of its common stock for approximately $337,800 under the current authorized share buy-back program.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) are designed to provide reasonable assurance that information required to be disclosed in our reports filed or submitted under the Securities Exchange Act of 1934, such as this annual report on Form 10-K, is recorded, processed, summarized and reported within the time periods specified in the SEC rules and forms. Our disclosure controls and procedures are also designed to ensure that such information is accumulated and communicated to our management, including our chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.

Our chief executive officer and chief financial officer, with the assistance of our Disclosure Committee, have conducted an evaluation of the effectiveness of our disclosure controls and procedures as of April 30, 2007. We perform this evaluation on a quarterly basis so that the conclusions concerning the effectiveness of our disclosure controls and procedures can be reported in our annual report on Form 10-K and quarterly reports on Form 10-Q. Based on this evaluation, our chief executive officer and chief financial officer have concluded that our disclosure controls and procedures were effective as of April 30, 2007.

We believe our financial statements fairly present in all material respects our financial position, results of operations and cash flows in our annual report on Form 10-K. The unqualified opinion of our independent registered public accounting firm on our financial statements for the years ended April 30, 2007 and 2006 and each of the years in the three-year period ended April 30, 2007 is included in this Form 10-K.

Changes in Internal Control over Financial Reporting

There have not been any changes in the Company's internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the last fiscal quarter within the fiscal year 2007 to which this report relates that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Reports on Internal Control Over Financial Reporting

Management's report on internal control over financial reporting and the report of the independent registered public accounting firm on management's assessment of internal control over financial reporting are included under Item 8 "Financial Statements and Supplementary Data" of this report.

ITEM 9B. OTHER INFORMATION

None.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The directors and executive officers of the Company are:

Name	Age	Position
James C. Edenfield	72	President, Chief Executive Officer, Treasurer and Director; Chairman of the Board of Directors of Logility, Inc.
Thomas L. Newberry	74	Chairman of the Board of Directors
J. Michael Edenfield	49	Director, Executive Vice President; President and Director of Logility, Inc.
Dennis Hogue	54	Director
John J. Jarvis	65	Director
James B. Miller, Jr.	67	Director
Thomas L. Newberry, V	40	Director
Jeffrey W. Coombs	55	Executive Vice President of American Software USA, Inc.
Vincent C. Klinges	44	Chief Financial Officer
James R. McGuone	60	Secretary

All directors hold office until the next annual meeting of the shareholders of the Company. Information regarding the directors of the Company, including their ages, their principal occupations for at least the past five years, other public company directorships held by them and the year each was first elected as a director of the Company, are set forth under the caption "Election of Directors" in the Company's Proxy Statement for the 2007 Annual Meeting of Stockholders (the "Proxy Statement"), which information is incorporated herein by reference.

Executive officers of the Company are elected annually and serve at the pleasure of the Board of Directors. Information regarding the directors and the executive officers of the Company, including their ages and their principal occupations for at least the past five years, is set forth below:

Mr. Coombs first joined American Software in January 1985. In 1988, he was elected Vice President of Professional Services. From May 1994 to February 1996, Mr. Coombs was employed by Indus International, Inc. (formerly known as TSW International, Inc.) as Senior Vice President. Mr. Coombs rejoined us in February 1996 as Senior Vice President of Professional Services. In April 2001, Mr. Coombs was promoted to Executive Vice President of American Software USA, Inc. From March 1978 to June 1984 Mr. Coombs was employed by Saudi Arabian Airlines as a Project Manager in Information Technology. Prior to that time Mr. Coombs held various positions with the Northern Bank Ltd., Belfast.

Mr. Klinges joined American Software in February 1998, as Vice President of Finance. In September 1999, Mr. Klinges was promoted to Chief Financial Officer. In September 1999, Mr. Klinges became the Chief Financial Officer of Logility, Inc. From July 1995 to February 1998, Mr. Klinges was employed by Indus International, Inc. (formerly known as TSW International, Inc.), as Controller. From November 1986 to July 1995, Mr. Klinges held various positions with Dun & Bradstreet, Inc., including Controller of Sales Technologies, a software division of Dun & Bradstreet Inc. Mr. Klinges holds a Bachelor of Business Administration from St. Bonaventure University.

Mr. McGuone was elected as our Secretary in May 1988. He has been a practicing attorney since 1972, and is a partner with the law firm of Holland & Knight, L.L.P., counsel to American Software. Mr. McGuone holds a B.A. degree from Pennsylvania State University and a J.D. degree from Fordham University School of Law.

Section 16(a) Beneficial Ownership Reporting Compliance. Section 16(a) of the Securities Exchange Act of 1934 (the "Exchange Act") requires our officers and directors, and persons who own more than 10% of a registered class of our equity securities, to file reports of ownership and changes in ownership with the Securities and Exchange Commission (the "SEC"). Officers, directors and holders of more than 10% of the Common Stock are required by regulations promulgated by the SEC pursuant to the Exchange Act to furnish us with copies of all Section 16(a) forms they file. We assist officers and directors in complying with the reporting requirements of Section 16(a) of the Exchange Act.

During fiscal 2007, based upon a review by the Company of filings made under Section 16(a) of the Exchange Act and representations from its directors and officers, all of the reports required to be filed during fiscal 2007 were filed on a timely basis.

Code of Ethics

The Company has adopted a Code of Business Conduct and Ethics, which applies to all directors, officers and employees of the Company, including its Chief Executive Officer, Chief Financial Officer and Controller. The Code of Business Conduct and Ethics is available on the Company's website at http://www.amsoftware.com/marketing/Code-of-Ethics.pdf.

ITEM 11. EXECUTIVE COMPENSATION

This information is set forth under the caption "Executive Compensation" in the Proxy Statement, which information is incorporated herein by reference

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information regarding security ownership of management and others is set forth under the caption "Security Ownership of Management and Certain Beneficial Owners" in the Proxy Statement, which information is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

Relationship with Logility, Inc. and Certain Transactions

On October 10, 1997, we completed an initial public offering of 2,200,000 shares of common stock in our subsidiary, Logility, Inc. ("Logility"). Prior to that time, Logility was a wholly-owned subsidiary of ours, operating as the supply chain planning software group, warehouse management software group and transportation management group. In anticipation of such offering, American Software and Logility entered into a number of agreements for the purpose of defining certain relationships between the parties (the "Intercompany Agreements"). The more significant of the Intercompany Agreements are summarized below. As a result of our ownership interest in Logility, the terms of such agreements were not the result of arms-length negotiation. Management of the Company believes, however, that the fees for the various services provided would not exceed fees that would be paid if such services were provided for independent third parties.

Services Agreement

American Software and Logility have entered into a Services Agreement (the "Services Agreement") with respect to certain services to be provided by us (or our subsidiaries) to Logility. The Services Agreement provides that such services are provided in exchange for fees equivalent to fees that would be paid if such services were provided by independent third parties. The services provided by us to Logility under the Services Agreement include, among other things, certain accounting, audit, cash management, corporate development, employee benefit plan administration, human resources and compensation, general and administration services.

and risk management and tax services. In addition to these services, we have agreed to allow eligible employees of Logility to participate in certain employee benefit plans. Logility has agreed to reimburse us for costs (including any contributions and premium costs and including third-party expenses and allocations of certain personnel expenses), generally in accordance with past practice, relating to the participation by Logility's employees in any of our benefit plans.

The Services Agreement had an initial term of three years and is renewed automatically thereafter for successive one-year terms unless either American Software or Logility elects not to renew its term by giving proper notice. Logility will indemnify us against any damages that we may incur in connection with our performance of services under the Services Agreement (other than those arising from our gross negligence or willful misconduct), and we will indemnify Logility against any damages arising out of our gross negligence or willful misconduct in connection with our rendering of services under the Services Agreement. For the fiscal years 2007, 2006 and 2005 the services related to this agreement were valued at $1.3 million, $1.3 million and $1.2 million, respectively.

Facilities Agreement

American Software and Logility have entered into a Facilities Agreement (the "Facilities Agreement"), which provides that Logility may occupy space located in certain facilities owned or leased by us (or our subsidiaries).

The Facilities Agreement has an initial term of two years and is renewed automatically thereafter for successive one-year terms unless either American Software or Logility elects not to renew its term. The Facilities Agreement may be terminated by Logility for any reason with respect to any particular facility upon thirty days' written notice. Logility's lease of space at any facility under the Facilities Agreement is limited by the term of the underlying lease between American Software and a landlord with respect to any facility leased by American Software and by the disposition by American Software of any facility owned by American Software. For the fiscal years 2007, 2006 and 2005, the services related to this agreement were valued at $417,000, $411,000 and $410,000, respectively. Included in these costs are lease expense, utilities expense, telephone expense, and security expense.

Tax Sharing Agreement

Logility is included in our federal consolidated income tax group, and Logility's federal income tax liability will be included in the consolidated federal income tax liability of American Software and its subsidiaries. Logility and American Software have entered into a Tax Sharing Agreement (the "Tax Sharing Agreement") pursuant to which American Software and Logility will make payments between them such that the amount of taxes to be paid by Logility, subject to certain adjustments, will be determined as though Logility were to file separate federal, state, and local income tax returns, rather than as a consolidated subsidiary of American Software. Pursuant to the Tax Sharing Agreement, under certain circumstances, Logility will be reimbursed for tax attributes that it generates after deconsolidation of Logility from the consolidated tax group of American Software, such as net operating losses and loss carryforwards. Such reimbursement, if any, will be made for utilization of Logility's losses only after such losses are utilized by American Software. For that purpose, all losses of American Software and its consolidated income tax group will be deemed utilized in the order in which they are recognized. Logility will pay American Software a fee intended to reimburse American Software for all direct and indirect costs and expenses incurred with respect to our share of the overall costs and expense incurred by us with respect to tax related services.

Technology License Agreement

American Software and Logility have entered into a Technology License Agreement (the "Technology License Agreement") pursuant to which Logility has granted us a non-exclusive, worldwide license to use, execute, reproduce, display, modify, and prepare derivatives of the *Logility Voyager Solutions* product line, provided such license is limited to maintaining and supporting users that have licensed *Logility Voyager Solutions* products from us. Pursuant to the Technology License Agreement, American Software and Logility are required to disclose to one another any and all enhancements and improvements which they may make or acquire in relation to a *Logility Voyager Solutions* product, subject to confidentiality requirements imposed by third parties. The term of the Technology License Agreement is indefinite, although Logility may terminate the Technology License Agreement for cause, and we may terminate the Technology License Agreement at any time upon sixty (60) days' prior written notice to Logility. Upon termination of the Technology License Agreement, all rights to *Logility Voyager Solutions* products licensed by Logility to American Software revert to Logility, while all rights to enhancements and improvements made by American Software to *Logility Voyager Solutions* products revert to us.

Intercompany Loans

As a result of the various transactions between the Company and Logility, amounts payable to and receivable from Logility arise from time to time. At April 30, 2007, there was a payable to Logility in the amount of $1,167,000.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

This information is set forth under the caption "Audit Committee Report and Independent Registered Public Accounting Firm in the Proxy Statement, which information is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) *Documents filed as part of this report.*

1. *Financial statements; All financial statements of the Company as described in Item 8 of this report on Form 10-K.*
2. *Financial statement schedule included in Part IV of this Form:*

	Page
Schedule II—Consolidated Valuation Accounts—for the three years ended April 30, 2007	107

All other financial statements and schedules not listed above are omitted as the required information is not applicable or the information is presented in the financial statements or related notes.

3. *Exhibits*

The following exhibits are filed herewith or incorporated herein by reference:

3.1	The Company's Amended and Restated Articles of Incorporation, and amendments thereto. (1)
3.2	The Company's Amended and Restated By-Laws dated November 13, 1989. (2)
10.1	Amended and Restated 1991 Employee Stock Option Plan dated February 14, 2000. (3)
10.2	Amended and Restated Directors and Officers Stock Option Plan effective August 26, 1999. (4)
10.3	American Software, Inc. 401(k)/Profit Sharing Plan and Trust Agreement. (5)
10.4	Amendment to American Software, Inc. 401(k)/Profit Sharing Plan and Trust Agreement. (6)
10.5	Subsidiary Formation Agreement entered into among the Company, Logility, Inc., and certain subsidiaries of the Company, as amended, dated January 23, 1997. (7)
10.6	Facilities Agreement between the Company and Logility, Inc., dated August 1, 1997. (7)
10.7	Tax Sharing Agreement between the Company and Logility, Inc., dated January 23, 1997. (7)
10.8	Stock Option Agreement between the Company and Logility, Inc., dated August 1, 1997. (7)
10.9	Technology License Agreement between the Company and Logility, Inc., as amended, dated August 1, 1997. (7)
10.10	Logility, Inc.'s Amended and Restated 1997 Stock Plan dated August 26, 1998. (8)
10.11	The Company's 2001 Stock Option Plan. (10)
10.12	The Company's Dividend Reinvestment and Stock Purchase Plan. (11)
10.13	Asset Purchase Agreement dated as of September 30, 2004 by and among Demand Management, Inc., a Georgia corporation, as purchaser; Demand Management, Inc., a Missouri corporation, as Seller; and the shareholders of Seller. (12)
21.1	List of Subsidiaries.
23.1	Consent of Independent Registered Public Accounting Firm.
31.1	Certification Pursuant to Rule 13a-14(a)/15d-14(a)
31.2	Certification Pursuant to Rule 13a-14(a)/15d-14(a)
32.1	Certifications Pursuant to Section 906 of Sarbanes-Oxley Act of 2002.

---

(1) Incorporated by reference herein. Filed by the Company as an exhibit to its quarterly report filed on Form 10-Q for the quarter ended October 31, 1990.

(2) Incorporated by reference herein. Filed by the Company as an exhibit to its quarterly report filed on Form 10-Q for the quarter ended January 31, 1990.

(3) Incorporated by reference herein. Filed by the Company as an exhibit to its quarterly report filed on Form 10-Q for the quarter ended January 31, 2000.

(4) Incorporated by reference herein. Filed by the Company as an exhibit to its Registration Statement No. 333-86141 filed on Form S-8 on August 30, 1999.

(5) Incorporated by reference herein. Filed by the Company as an exhibit to its Registration Statement No. 33-55214 filed on Form S-8 on December 1, 1992.

(6) Incorporated by reference herein. Filed by the Company as an exhibit to its annual report filed on Form 10-K for the fiscal year ended April 30, 2002.

(7) Incorporated by reference herein. Filed by the Company as an exhibit to its annual report filed on Form 10-K for the fiscal year ended April 30, 1998.

(8) Incorporated by reference herein. Filed by the Company as an exhibit to its annual report filed on Form 10-K for the fiscal year ended April 30, 1999.

(9) Incorporated by reference herein. Filed by the Company as an exhibit to its quarterly report filed on Form 10-Q for the fiscal quarter ended January 31, 2004.

(10) Incorporated by reference herein. Filed by the Company as an exhibit to its Registration Statement No. 333-129999 filed on form S-8 on November 30, 2005.

(11) Incorporated by reference herein. Filed by the Company as the Prospectus within its Registration Statement No. 33-79640 filed on Form S-3 on June 1, 1994, as amended by Post-Effective Amendment No. 1 filed December 13, 2001.

(12) Incorporated by reference herein. Filed by the Company as an exhibit to its quarterly report filed on Form 10-Q for the fiscal quarter ended October 31, 2004.

SCHEDULE II

AMERICAN SOFTWARE, INC.

CONSOLIDATED VALUATION ACCOUNTS

Years ended April 30, 2007, 2006, 2005
(In thousands)

Allowance for Doubtful Accounts

Year ended:	Balance at beginning of year	Amounts charged to expense	Other Additions (1)	Deductions (2)	Balance at end of year
April 30, 2007	$244	(18)	0	64	162
April 30, 2006	$638	(3)	1	392	244
April 30, 2005	$768	392	202	724	638

(1) Recovery of previously written-off amounts and beginning balance from acquisition of Demand Management, Inc.

(2) Write-off of uncollectible accounts.

Deferred Income Tax Valuation Allowance

The deferred tax valuation allowance roll-forward is included in Item 8 of this Report the "Notes to Consolidated Financial Statements"—Note 6.

See accompanying report of independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMERICAN SOFTWARE, INC.

By: /s/ James C. Edenfield

James C. Edenfield
President, Chief Executive Officer, Treasurer and Director

Date: July 16, 2007

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signatures	Title	Date
/s/ James C. Edenfield **James C. Edenfield**	President, Chief Executive Officer, Treasurer and Director	July 16, 2007
/s/ Thomas L. Newberry **Thomas L. Newberry**	Chairman of the Board of Directors	July 16, 2007
/s/ J. Michael Edenfield **J. Michael Edenfield**	Director, Executive Vice President	July 16, 2007
/s/ W. Dennis Hogue **W. Dennis Hogue**	Director	July 16, 2007
/s/ John J. Jarvis **John J. Jarvis**	Director	July 16, 2007
/s/ Thomas L. Newberry, V **Thomas L. Newberry, V.**	Director	July 16, 2007
/s/ James B. Miller, Jr. **James B. Miller, Jr.**	Director	July 16, 2007
/s/ Vincent C. Klinges **Vincent C. Klinges**	Chief Financial Officer	July 16, 2007
/s/ Herman L. Moncrief **Herman L. Moncrief**	Controller and Principal Accounting Officer	July 16, 2007

Exhibit 21.1

American Software, Inc. Subsidiaries

Name of Subsidiary	Jurisdiction of Incorporation
American Software Research and Development Corporation	Georgia
American Software U.K., Ltd.	United Kingdom
American Software USA, Inc.	Georgia
ASI Properties, Inc.	Georgia
Logility, Inc.	Georgia
New Generation Computing, Inc.	Florida
The Proven Method, Inc.	Georgia
Demand Management, Inc.	Georgia

EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors
American Software, Inc.:

We consent to the incorporation by reference in the registration statements (No. 333-129999 on Form S-8 and No. 33-79640 on Form S-3) of American Software, Inc. and subsidiaries of our reports dated July 16, 2007, with respect to the consolidated balance sheets of American Software, Inc. and subsidiaries as of April 30, 2007 and 2006, and the related consolidated statements of operations, shareholders' equity and comprehensive income, and cash flows for each of the years in the three-year period ended April 30, 2007, and related financial statement schedule, management's assessment of the effectiveness of internal control over financial reporting as of April 30, 2007, and the effectiveness of internal control over financial reporting as of April 30, 2007, which reports appear in the April 30, 2007, annual report on Form 10-K of American Software, Inc. Our report on the consolidated financial statements refers to a change in accounting for stock-based compensation for 2007.

/s/ KPMG LLP

Atlanta, Georgia
July 16, 2007

Exhibit 31.1

Certification Pursuant to Rule 13a-14(a)/15d-14(a)

I, James C. Edenfield, certify that:

1. I have reviewed this Annual Report on Form 10-K of American Software, Inc.;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: July 16, 2007

By: /s/ James C. Edenfield

James C. Edenfield
Chief Executive Officer

Exhibit 31.2

Certification Pursuant to Rule 13a-14(a)/15d-14(a)

I, Vincent C. Klinges, certify that:

1. I have reviewed this Annual Report on Form 10-K of American Software, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: July 16, 2007

By: /s/ Vincent C. Klinges

Vincent C. Klinges
Chief Financial Officer

Exhibit 32.1

Certifications Pursuant to Section 906 of
The Sarbanes-Oxley Act of 2002 (18 U.S.C Section 1350)

The undersigned, as the Chief Executive Officer of American Software, Inc., certifies that, to the best of his knowledge and belief, the Annual Report on Form 10-K for the fiscal year ended April 30, 2007 (the "Report"), which accompanies this certification, fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934 and the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of American Software, Inc. at the dates and for the periods indicated. The foregoing certification is made pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. Section 1350) and shall not be relied upon for any other purpose.

This 16th day of July, 2007

/s/ James C. Edenfield

James C. Edenfield
Chief Executive Officer

The undersigned, as the Chief Financial Officer of American Software, Inc., certifies that, to the best of his knowledge and belief, the Annual Report on Form 10-K for the fiscal year ended April 30, 2007 (the "Report"), which accompanies this certification, fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934 and the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of American Software, Inc. at the dates and for the periods indicated. The foregoing certification is made pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (18 U.S.C. Section 1350) and shall not be relied upon for any other purpose.

This 16th day of July, 2007

/s/ Vincent C. Klinges

Vincent C. Klinges
Chief Financial Officer

A signed original of this written statement required by Section 906, or other document authenticating, acknowledging, or otherwise adopting the signature that appears in typed form within the electronic version of this written statement required by Section 906, has been provided to American Software, Inc. and will be retained by American Software, Inc. and furnished to the Securities and Exchange Commission or its staff upon request.

The information in this Exhibit 32.1 shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.

[THIS PAGE INTENTIONALLY LEFT BLANK]

Executive Officers

James C. Edenfield
President and Chief Executive Officer

J. Michael Edenfield
Executive Vice President;
President and Chief Executive
Officer, Logility, Inc.

Jeffrey W. Coombs
Executive Vice President,
American Software USA, Inc.

G. Alan Brooks
President, New Generation Computing, Inc.

John E. Nale, Jr.
President, The Proven Method, Inc.

Vincent C. Klinges
Chief Financial Officer

James R. McGuone
Secretary

Board of Directors

Thomas L. Newberry, Ph.D.
Chairman of the Board of Directors

James C. Edenfield
President and Chief Executive Officer

J. Michael Edenfield
Executive Vice President;
President and Chief Executive
Officer, Logility, Inc.

W. Dennis Hogue
President, Hogue Enterprises

John J. Jarvis, Ph.D.
Former Executive Director, The Logistics
Institute - Asia Pacific, Georgia Institute of
Technology

James B. Miller, Jr.
Chairman, President, and Chief Executive
Officer, Fidelity Southern Corporation

Thomas L. Newberry, V
Chief Executive Officer, 1% Club, Inc.

Offices

Worldwide Locations

Corporate Headquarters

470 East Paces Ferry Road, NE
Atlanta, GA 30305
Phone 404-261-4381
Fax 404-264-5514

International Offices

American Software (UK) Ltd.
Rathbone House
4a Heath Road
Weybridge
Surrey, KT13 8TB
United Kingdom
Phone +44 (0) 1932 846060
Fax +44 (0) 1932 830898

Logility, UK
Rathbone House
4a Heath Road
Weybridge
Surrey, KT13 8TB
United Kingdom
Phone +44 (0) 1932 846060
Fax +44 (0) 1932 830898

Logility, Spain
2a Planta
Edificio Dublin
San Fernando Business Park
28830 Madrid
Spain
Phone +34 (0) 91 678 1190
Fax +34 (0) 91 676 5185

Subsidiaries

American Software USA, Inc.
470 East Paces Ferry Road, NE
Atlanta, GA 30305
Phone 404-261-4381
Fax 404-264-5514

ASI Properties, Inc.
470 East Paces Ferry Road, NE
Atlanta, GA 30305
Phone 404-261-4381
Fax 404-238-5514

Logility, Inc.
470 East Paces Ferry Road, NE
Atlanta, GA 30305
Phone 404-261-9777
Fax 404-264-5514

Boston
34 Washington Street, Suite 210
Wellesley Hills, MA 02481
Phone 781-237-3383
Fax 781-237-0156

Chicago
1700 Higgins Road, Suite 280
Des Plaines, IL 60018
Phone 847-699-6620
Fax 847-699-6671

Dallas
545 E. John Carpenter Freeway
Suite 300
Irving, TX 75062
Phone 972-719-9177
Fax 972-719-9178

Pittsburgh
7500 Brooktree Drive, Suite 214
Wexford, PA 15090
Phone 724-935-1642
Fax 724-935-1651

Demand Management, Inc.
165 North Meramec Ave., Suite 300
St. Louis, MO 63105-3772
Phone: 314-727-4448
www.demandsolutions.com

New Generation Computing, Inc.
16401 N.W. 58th Avenue
Miami, FL 33014
Phone 305-556-9122
Fax 305-828-6358

The Proven Method, Inc.
470 East Paces Ferry Road, NE
Atlanta, GA 30305
Phone 404-238-8480
Fax 404-238-8499

Market Makers
The following firms make a market in the common shares of American Software:

Archipelago Stock Exchange
Automated Trading Desk
Cantor, Fitzgerald & Co.
Citadel Derivatives Group LLC
Citigroup Global Markets Inc.
Credit Suisse Securities USA
Davenport & Company LLC
Direct Edge ECN LLC
Domestic Securities, Inc.
E*Trade Capital Markets LLC
Hudson Securities, Inc.
ICAP Corporates LLC
Knight Equity Markets L.P.
Morgan, Keegan & Company
Nasdaq Execution Services LLC
National Stock Exchange
SunTrust Capital Markets Inc
Susquehanna Capital Group
UBS Securities LLC

Contact Information
American Software, Inc.
470 East Paces Ferry Road, NE
Atlanta, GA 30305
Phone 404-261-4381
Fax 404-264-5514
www.amsoftware.com

Investor Contact
Pat McManus
Phone 404-364-7615
Fax 404-364-7803
invest@amsoftware.com

Annual Meeting
The annual meeting of shareholders will be held at 12:00 PM EST on Monday, August 20, 2007, at American Software Headquarters, 470 East Paces Ferry Road, NE, Atlanta, GA. All American Software shareholders are encouraged to attend.

Exchange: NASDAQ Global Market
Symbol: AMSWA

Inquiries regarding stock transfers, lost certificates or address changes should be directed to the following address:

Transfer Agent
American Stock Transfer & Trust Company
10150 Mallard Creek Road, Suite 307
Charlotte, NC 28262
Phone: 718-921-8520
www.amstock.com

Independent Auditors
KPMG LLP
303 Peachtree Street, NE
Suite 2000
Atlanta, GA 30308-2355
Phone 404-222-3000

Forward-looking Statements
This annual report contains forward-looking statements that are subject to substantial risks and uncertainties. There are a number of factors that could cause actual results to differ materially from those anticipated by statements made herein. These factors include, but are not limited to, changes in general economic conditions, technology and the market for the Company's products and services, including economic conditions within the software application markets; the timely availability and market acceptance of these products and services; the challenges and risks associated with integration of acquired product lines and companies; the effect of competitive products and pricing; the Company's ability to satisfy in a timely manner the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 and the rules and regulations adopted under that Section; the uncertainty of the viability and effectiveness of strategic alliances; and the irregular pattern of the Company's revenues. For further information about risks the Company could experience as well as other information, please refer to the Company's Form 10-K for the year ended April 30, 2007 furnished within and other reports and documents subsequently filed with the Securities and Exchange Commission.




AMERICAN
SOFTWARE

American Software
470 East Paces Ferry Road, NE, Atlanta, Georgia 30305
404-261-4381 • Fax 404-264-5514
www.amsoftware.com
invest@amsoftware.com

END